As filed with the Securities and Exchange Commission on November 4, 2005

Registration No. 333-129208

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Actions Semiconductor Co., Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

15-1, No. 1 HIT Road

Tangjia, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353

(Address, including zip code, and telephone number, including area code,

of Registrant’s principal executive offices)

Corporation Service Company

1133 Avenue of the Americas

Suite 3100

New York, NY 10036

(212) 299-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen Peepels, Esq. Jones Day 31/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong (852) 2526-6895	Jon L Christianson Gregory G. H. Miao Skadden, Arps, Slate, Meagher & Flom LLP 30/F, Tower Two, Lippo Centre 89 Queensway Hong Kong (852) 2820-0700	Gregory C. Smith Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94310 (650) 470-4500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)		Amount of registration fee
Ordinary shares, par value US$0.000001 per share(3)	US$	225 million	US$	26,483	(4)

(1)	Includes an aggregate of 11,700,000 ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any. Also includes shares initially offered and sold outside of the United States that may be resold from time to time in the United States. These ordinary shares are not being registered for the purpose of sales outside the United States.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the U.S. Securities Act of 1933.
(3)	American depositary shares evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each American depositary share represents six ordinary shares.
(4)	Registrant paid the registration fee in full on October 24, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 4, 2005

13,000,000 American Depositary Shares

Actions Semiconductor Co., Ltd.

(incorporated in the Cayman Islands)

Representing              Ordinary Shares

This is our initial public offering. We are offering 8,700,000 American Depositary Shares, or ADSs, and certain of our shareholders are offering an additional 4,300,000 ADSs. We and certain of our shareholders are offering              ADSs in the United States and              ADSs outside the United States. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. Each ADS represents six ordinary shares. The ADSs will be evidenced by American Depositary Receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. The initial public offering price per ADS is expected to be between US$9.50 and US$11.50. We have applied to have the ADSs quoted on The Nasdaq Stock Market’s National Market under the symbol “ACTS”.

The underwriters have an option to purchase a maximum of 1,950,000 ADSs from the selling shareholders to cover over-allotments of the ADSs.

Investing in our ADSs involves risks. See “ Risk Factors” beginning on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to us	Proceeds to Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

Delivery of the ADSs will be made on or about             , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

CIBC World Markets

WR Hambrecht + Co

The date of this prospectus is             , 2005.

You should rely only on the information contained in this document. Neither we nor the selling shareholders have authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. Unless otherwise indicated, the information in this document may only be accurate as of the date of this document.

Dealer Prospectus Delivery Obligation

Until                     , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

Actions Semiconductor Co., Ltd.

You should read this entire document, including the “Risk Factors” and “Forward-Looking Statements” sections, and our consolidated financial statements and the notes to those statements appearing elsewhere in this document. Unless otherwise indicated, information contained in this document assumes that the underwriters will not exercise their option to purchase additional ADSs in this offering. In addition, unless the context otherwise requires, references in this document to “our company,” “we,” “us,” or “our,” or any like terms, are to Actions Semiconductor Co., Ltd. and its subsidiaries and affiliates. References to “China” or “PRC” are to the People’s Republic of China, and references to “provinces” of China are to the provinces and autonomous regions of China. All references to “RMB” or “Renminbi” are to the legal currency of China, and all references to “U.S. dollars” or “US$” are to the legal currency of the United States of America.

Our Business

We are one of China’s leading fabless semiconductor companies. We provide system-on-a-chip, or SoC, products and total solutions for the development and manufacture of personal media players. Personal media players are battery-powered, portable consumer electronic devices that capture, store and play digital media files such as compressed audio, image and video files. Currently the most popular type of personal media player is commonly referred to as the MP3 player, a portable audio player that plays music files that have been compressed to a fraction of their original size using any one of a number of audio compression technologies. These technologies enable MP3 players to store a large number of songs in a relatively small device. In the future, we expect an increasing number of personal media players to incorporate image and video display capability.

Our total solutions include our SoCs, our solution development kits, as well as detailed specifications of other required components and the providers of those components. Our total solutions enable our customers to quickly introduce new personal media players, including MP3 players, to the mass market in a cost effective manner. The MP3 player market is highly fragmented and is characterized by a large number of manufacturers who offer a wide range of models, many of whom are located in China. According to Gartner, China accounted for approximately 44% of MP3 player global production volume in 2004. MP3 player manufacturers and brand owners often rely on SoC platform providers such as ourselves and value added distributors to provide total solutions that enable them to accelerate their products’ time-to-market.

We have experienced rapid growth in our revenues and profitability. Our revenues grew from US$0.1 million in 2002, to US$5.6 million in 2003 and to US$57.3 million in 2004. In the nine months ended September 30, 2005, our revenues were US$109.7 million, a 337% increase over our revenues of US$25.1 million for the nine months ended September 30, 2004. In 2004 and the nine months ended September 30, 2005, our sales of SoCs for MP3 players accounted for greater than 90% of our revenues. We believe that we gained market share in 2004 compared to 2003, as our sales of SoCs for MP3 players grew faster than the overall market for MP3 players. Our units sold grew from 0.7 million in 2003 to 12.2 million in 2004, representing a growth rate of 1,643%. According to market research firm IDC, worldwide portable flash based and HDD based MP3 player unit sales grew at a rate of 147% from 2003 to 2004. Along with growth in revenues, we have experienced rapid growth in our net income. Our net income grew from a net loss of US$0.5 million in 2002, to a net income of US$0.1 million in 2003 and US$26.5 million in 2004. For the nine months ended September 30, 2005, our net income was US$53.7 million, an increase of approximately 448% from US$9.8 million for the nine months ended September 30, 2004. In addition, our gross margins have remained above 40% for each quarter since the first quarter of 2004. However, as we do not expect similar rates of growth in our revenues, net income or market share in future periods, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance or financial position.

We believe that we have been able to build our business into a leading supplier of SoCs for MP3 players due to our total solutions that offer excellent functionality-to-price ratios, customer driven engineering, proximity and close working relationships with China-based manufacturers of MP3 players, and our ability to anticipate and react to market trends. We believe that our China-based operations also provide us with access to a highly educated engineering workforce and a competitive cost structure that has enabled us to achieve high levels of profitability.

Industry Background

Personal media players have recently emerged as one of the most popular new consumer electronics products, with audio-focused MP3 players currently being the most popular product in this category. According to IDC, the worldwide market for flash and HDD portable MP3 players is expected to grow from 38.9 million units in 2004 to 157.0 million units in 2009, representing a compound annual growth rate, or CAGR, of 32%.

Several factors are driving demand for MP3 players, including:

•	access to digital music and content becoming easier and more affordable;

•	MP3 players replacing traditional portable audio players;

•	MP3 functionality being embedded in various consumer products;

•	increasing functionality and declining prices for portable storage; and

•	strong economic growth in China and other emerging markets.

The functionality of MP3 players is largely determined by the SoC controller. The SoC and memory components constitute a significant portion of the cost of MP3 players. In flash memory based MP3 players, the small size and cost considerations usually require the use of a highly integrated mixed-signal SoC that incorporates standard digital components such as a processor, embedded memory and peripheral connections as well as analog components including codec, power management and audio signal amplifiers.

As the market for MP3 players has grown, the challenges faced by MP3 player manufacturers have intensified. In order to differentiate their personal media players, brand owners must create unique product designs and features. Since it is generally time-consuming and cost-prohibitive to create an entirely new system for each new function added, brand owners are turning to SoC platform providers that not only can provide the required features and functions but that also have sufficient core competency to provide total, integrated solutions that deliver the correct combination of features, cost, processing speed and power consumption.

Our Competitive Strengths

We believe our key competitive strengths include the following:

•	Ability to provide total solutions. Our total solutions accelerate our customers’ time-to-market and facilitate customers’ adoption of our products.

•	Excellent functionality-to-price. We offer products with high functionality-to-price ratios. By using our products, MP3 player manufacturers can offer fully-featured MP3 players at competitive prices.

•	Mixed-signal integration expertise. Our mixed-signal integration expertise enables us to reduce the size and cost of our SoC products. Because we are able to integrate several analog and digital components on the same integrated circuit, our customers avoid significant design challenges when they use our SoCs.

•	Close proximity to MP3 player manufacturers in China. Our close proximity to China-based MP3 player manufacturers and brand owners gives us an advantage over competitors in the Americas and Europe.

Our Strategy

The principal components of our strategy include the following:

•	Expand and enhance our total solutions product portfolio. We intend to leverage our core technical competencies to enhance and expand our product portfolio, which we believe will increase our sales and deepen customer loyalty.

•	Use our cost advantage to develop highly functional and competitively priced products. We intend to leverage our cost-effective product development capabilities to continue developing products with a high functionality-to-price ratio, which we believe will increase our market share.

•	Leverage our core technology and applications knowledge to develop products for the evolving personal media player market. We intend to use our technical capabilities and deep applications knowledge to quickly and effectively introduce new products that will meet changing technical standards and consumer preferences.

•	Capitalize on our proximity to China-based MP3 player manufacturers. We intend to continue developing our customer base in China by providing timely and superior technical and sales service. We also intend to leverage our proximity to the large end-product market to introduce products suited to the needs of the end users in Asia, particularly China.

Our Risks and Challenges

Notwithstanding our competitive strengths, we expect to face significant challenges and risks in our business, including:

•	our inability to sustain recent growth in revenues and gains in market share;

•	intellectual property disputes with our competitors;

•	our limited operating history;

•	our ability to manage our rapid growth and expansion;

•	our dependence on a limited number of customers and distributors in China;

•	significant fluctuations in our revenues due to seasonality in our customers’ purchases and sales and implementation cycles of our products;

•	limitations in our ability to develop new products and enhancements to existing products; and

•	our access to adequate working capital.

On January 4, 2005, one of our main competitors, SigmaTel, Inc., filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against us alleging infringement of certain of SigmaTel’s U.S. patents in the design of our SoCs for MP3 players.

Subsequently, SigmaTel filed complaints with the U.S. International Trade Commission, or ITC, which, together with amendments, alleged that we had infringed certain of SigmaTel’s U.S. patents. SigmaTel’s complaints request that the ITC issue a permanent exclusion order that would prohibit the importation into the United States of our SoCs and MP3 players that contain our SoCs that are found to infringe SigmaTel’s U.S. patents. We have retained outside counsel and are vigorously participating in the defense against the allegations set forth in these proceedings.

You should refer to the section entitled “Risk Factors,” beginning on page 8, for a discussion of certain risks involved in investing in our ADSs and “Business — Legal Proceedings” for a more detailed description of the litigation described above.

This Offering

American Depositary Shares offered:

    By us:

U.S. offering	ADSs

International offering	ADSs

Total:	8,700,000 ADSs

    By the selling shareholders:

U.S. Offering	ADSs

International Offering	ADSs

Total	4,300,000 ADSs

Over-allotment option	The underwriters have an option, exercisable within 30 days from the date of this document, to purchase a maximum of 1,950,000 ADSs from the selling shareholders to cover over-allotments of ADSs.

The ADSs

Each ADS represents six ordinary shares, par value US$0.000001 per share. The ADSs will be evidenced by ADRs. As an ADS holder, we will not treat you as one of our shareholders. The depositary, JPMorgan Chase Bank, N.A., will be the holder of the shares underlying your ADSs. You will have ADS holder rights as provided in the deposit agreement. The ordinary shares underlying the ADSs to be offered by us and the selling shareholders are fully fungible and rank pari passu in all respects with all other ordinary shares issued by us. Under the deposit agreement, you may instruct the depositary to vote the shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Subject to the terms of the deposit agreement, the depositary will distribute to you the cash dividends or other distributions it receives from us on the shares after deducting its fees and expenses. You must pay a fee for each issuance or cancellation of an ADS, distribution of dividends or securities by the depositary and some other depositary services. You may turn in your ADSs at the depositary’s office and, after payment of applicable fees and expenses, the depositary will deliver the shares underlying your ADSs to you. These shares will not be listed for the foreseeable future and are not expected to have a liquid trading market. To better understand the terms of the ADSs, you should carefully read the section in this document entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Price per ADS	The initial public offering price per ADS is expected to be between US$9.50 and US$11.50.

Depositary	JPMorgan Chase Bank, N.A.

Ordinary shares outstanding after the offering	532,200,000 ordinary shares.

Proposed Nasdaq National Market symbol	“ACTS”.

Use of proceeds

We intend to use the net proceeds of this offering (1) to acquire or invest in businesses which are complementary to ours, (2) for working capital and capital expenditures, and (3) for general corporate purposes. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Dividend policy

We currently intend to retain all of our earnings to finance the development and expansion of our business and therefore do not intend to declare or pay cash dividends on our shares in the near to medium term.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this document before investing in our ADSs.

Certain Conventions

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2005, which was RMB8.0845 to US$1.00. On November 3, 2005, the noon buying rate was RMB8.0841 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or Renminbi, as the case may be, at any particular rate.

This document contains market data and industry forecasts that were obtained from industry publications. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We believe that these market data and industry forecasts are reliable, however, we have not independently verified such information.

Our Offices and Other Information

We are incorporated under the Companies Law (2004 Revision) of the Cayman Islands. Our principal executive offices are located at 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, and our telephone number is (86-756) 339-2353. Our Internet address is www.actions-semi.com. The information on our web site is not a part of this document.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, both of which are included elsewhere in this document. The summary consolidated financial data presented below as of and for the years ended December 31, 2002, 2003 and 2004 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements included elsewhere in this document. The summary financial and operational data as of and for the nine month periods ended September 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this document. Results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year. In our opinion, all adjustments necessary for a fair presentation of the financial data for the nine months ended September 30, 2005 are contained in the financial statements that are included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except data regarding number of shares and units shipped. Our operations in Zhuhai, China were established in December 2001 and we commenced commercial sales of our SoCs in the fourth quarter of 2002. Accordingly, no information has been presented for the period ending December 31, 2001.

	For the year ended December 31,			For the nine months ended September 30,
	2002(1)	2003	2004	2004	2005
	(thousands, except per share and share data)
Statements of Operations Data:
Revenues:
System-on-a-chip products	US$137	US$4,319	US$55,236	US$23,057	US$109,505
Semiconductor product testing services	—	1,242	2,021	2,013	218

Total net revenues	137	5,561	57,257	25,070	109,723

Cost of revenues:
System-on-a-chip products	(93)	(2,868)	(25,565)	(11,389)	(43,283)
Semiconductor product testing services	—	(793)	(1,575)	(1,571)	(56)

Total cost of revenues	(93)	(3,661)	(27,140)	(12,960)	(43,339)

Gross profit	44	1,900	30,117	12,110	66,384

Other income	113	118	128	103	955
Operating expenses:
Research and development	(344)	(1,139)	(2,400)	(1,613)	(6,501)
General and administrative	(242)	(331)	(769)	(440)	(5,935)
Selling and marketing	(72)	(417)	(594)	(334)	(1,484)

Total operating expenses	(658)	(1,887)	(3,763)	(2,387)	(13,920)

Income (loss) from operations	(501)	131	26,482	9,826	53,419
Interest income	—	2	28	20	580

Income (loss) before income taxes	(501)	133	26,510	9,846	53,999
Income taxes	—	—	(25)	—	(296)

Net income (loss)	US$(501)	US$133	US$26,485	US$9,846	US$53,703

Net income (loss) per share:
Basic	US$(0.001)	US$—	US$0.055	US$0.021	US$0.112

Net income (loss) per ADS:
Basic	US$(0.006)	US$0.002	US$0.331	US$0.123	US$0.671

Dividend per share	—	—	—	—	US$0.042

Shares used in computation:
Basic	480,000,000	480,000,000	480,000,000	480,000,000	480,000,000

(1)	We commenced commercial sales of our SoCs during the fourth quarter of 2002.

	For the year ended December 31,			For the nine months ended September 30,
	2002(1)	2003	2004	2004	2005
	(thousands)
Statements of Cash Flows Data:
Cash provided by (used in):
Operating activities	US$(572)	US$(381)	US$29,694	US$5,631	US$55,017
Investing activities	(517)	(355)	(997)	(624)	(4,958)
Financing activities	1,882	2,381	877	417	(17,629)

	At December 31,			At September 30, 2005
	2002(1)	2003	2004
	(thousands)
Balance Sheet Data:
Cash and cash equivalents	US$793	US$2,438	US$32,013	US$65,533
Accounts receivable	137	10	3,529	5,460
Restricted cash	—	—	—	2,475
Notes receivable	—	—	1,825	2,360
Inventories, net	138	1,069	5,018	5,801
Prepaid expenses and other current assets	42	660	1,328	2,160

Total current assets	1,110	4,177	43,713	83,789

Long-term investment	—	—	—	500
Rental deposits	8	16	24	11
Property, plant and equipment, net	456	646	1,411	2,116
Acquired intangible assets, net	6	25	14	1,247

Total assets	US$1,580	US$4,864	US$45,162	US$87,663

Total current liabilities	199	969	13,900	21,654

Other liabilities	—	—	145	99

Total liabilities	199	969	14,045	21,753

Total shareholders’ equity	1,381	3,895	31,117	65,910

	For the year ended December 31,			For the nine months ended September 30,
	2002(1)	2003	2004	2004	2005
	(thousands, except average selling price)
Operating Data:
Sales of SoCs for MP3 players	US$—	US$3,285	US$54,069	US$22,125	US$107,459
Units Shipped	—	744	12,228	4,612	32,532
Average Selling Price	US$—	US$4.4	US$4.4	US$4.80	US$3.30

(1)	We commenced commercial sales of our SoCs during the fourth quarter of 2002.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below before you decide to buy our ADSs. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Company

We are involved in an intellectual property dispute with SigmaTel, the outcome of which we cannot predict.

On January 4, 2005, one of our main competitors, SigmaTel, Inc., filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against us and Sonic Impact Technologies, LLC. Sonic Impact is a brand owner who incorporated our ATJ2075 series SoC into their MP3 players. The complaint alleges that certain of our SoCs infringed SigmaTel’s U.S. patents and that Sonic Impact’s importation and incorporation of our SoC into its MP3 players and subsequent sale in the United States of such MP3 players also infringed SigmaTel’s U.S. patents. A settlement was reached between SigmaTel and Sonic Impact, but SigmaTel’s case against us has been stayed pending the final determination of the U.S. International Trade Commission, or ITC, in the proceedings discussed below.

Subsequently, SigmaTel filed complaints with the ITC alleging that we had infringed certain of SigmaTel’s U.S. patents in the design of certain of our SoCs for MP3 players. During the nine months ended September 30, 2005, substantially all of the SoCs we sold used technologies that are alleged to infringe these patents. SigmaTel’s complaints request that the ITC issue a permanent exclusion order that would prohibit the importation into the United States of our SoCs and MP3 players that contain our SoCs that are found to infringe SigmaTel’s U.S. patents. Further, SigmaTel has asked the ITC to issue a permanent cease and desist order to require that we discontinue sales in the United States of our SoCs that are found to infringe SigmaTel’s U.S. patents. During the year ended December 31, 2004 and the nine months ended September 30, 2005, we have not sold any SoCs to customers located in the United States, and based on information provided to us by our customers, we estimate that less than 10% of our SoCs sold during this period were incorporated into products ultimately sold in the United States.

We have retained outside counsel and are vigorously participating in the defense against the allegations set forth in these proceedings. However, we cannot predict the outcome of the ITC’s proceedings and if SigmaTel is successful, our customers may be forced to discontinue selling products in the United States that incorporate certain of our SoCs. We may also be required to pay monetary damages to SigmaTel for past infringement. In addition, our ability to increase future sales of our SoCs in the United States may be adversely affected, or we may incur additional costs to create alternative designs that do not infringe SigmaTel’s patents. Such an outcome could negatively affect our revenues as well as harm our business reputation and relationships with our existing customers.

We have a limited operating history, which may make it difficult for you to evaluate us and our prospects.

We established our operations in December 2001 and commercially launched our initial products in the fourth quarter of 2002. The market in which we operate, as well as the technologies used in the products serving that market, are rapidly evolving. We have only limited insight into the emerging trends that may affect our business, and we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development.

We have limited historical financial data from which to predict our future sales and operating results for our SoCs. Our limited operating experience with these products, combined with the rapidly evolving nature of the markets in which we sell our products, and other factors such as consumer preferences, which are beyond our control, limit our ability to accurately forecast quarterly or annual sales.

Most of our key products have only been sold in significant quantities for a short time. As a result, we have limited experience in predicting and responding to fluctuations in demand for our products. Further, since we cannot accurately monitor sell-through of our SoCs in the personal media players sold by brand owners to retail consumers, it is difficult for us to forecast demand for our products. Our direct and indirect customers could experience inventory growth that could cause them to purchase fewer products from us or seek to return products to us in the future. Our direct and indirect customers may place orders in excess of their requirements in response to actual or perceived shortages in the supply of our SoCs. In such event, it will be more difficult for us to forecast our future revenues and budget our operating expenses, and our operating results would be adversely affected to the extent such excess orders are cancelled or rescheduled.

As a result of the reasons above, our historical financial data may not provide a meaningful basis upon which to evaluate us and our prospects.

We do not expect to sustain our recent growth rate.

Due to increased sales of our SoCs for MP3 players, we have experienced significant revenue growth and have gained significant market share in a relatively short period of time. Specifically, our annual revenues for our SoC products increased from US$4.3 million in 2003 to US$55.2 million in 2004. However, we do not expect similar revenue growth or market share gains in future periods. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

Our failure to manage adequately our growth and expansion could result in deterioration in our results of operations and financial condition.

We have grown rapidly since establishing our operations in December 2001. This expansion presented, and our anticipated growth in the future may continue to present, a significant challenge to our management and administrative systems and resources and, as a result, to our results of operations and financial condition. Our future success will depend on, among other things, our ability to:

•	effectively maintain and service our existing customer relationships while developing new value added distributor, contract manufacturer and brand owner customers;

•	continue training, motivating and retaining our existing employees and attract and integrate new technical, engineering and sales and marketing employees;

•	identify and attract new management personnel to our company as we continue to expand;

•	protect our intellectual property effectively;

•	integrate new businesses, technologies, services and products that we acquire by way of acquisitions or investments into our operations;

•	effectively manage our capital expenditures and working capital requirements;

•	maintain and further improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

We derive almost all of our revenues from our SoCs for MP3 players, and we cannot be sure that sales of these products will remain at current levels or will not decline.

Our recent revenue growth has resulted from sales of our SoCs for MP3 players. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or that MP3 players will continue to remain popular with retail customers. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, if market demand shifts rapidly toward portable, multifunctional, “Swiss-Army knife” style electronic products such as mobile phones with add-on MP3 player functionality and away from stand-alone MP3 players, our sales of our SoCs for MP3 players may decline. The migration and adoption of 3G mobile phone networks may also cause the embedding of MP3 player functionality into mobile phones to grow in popularity as 3G technology allows audio, image and video files to be readily downloaded to mobile phones. We may not be able to compete with SoC providers that target mobile phone manufacturers by combining mobile phone and MP3 player functionality into one SoC. We may not be able to timely develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

•	our accurate prediction of the changing requirements of our customers;

•	our timely completion and introduction of new designs;

•	the availability of third-party manufacturing, assembly, and testing capacity;

•	the ability of our contract foundries to achieve high manufacturing yields for our products;

•	the quality, price, performance, power efficiency and size of our products relative to our competitors;

•	our management of our sales channels;

•	our customer service capabilities and responsiveness;

•	the success of our relationships with existing and potential customers; and

•	changes in industry standards.

The selling prices of our products tend to decline over time, and if we are unable to develop successful new products in a timely manner, our operating results and competitive position could be harmed.

As is typical in the semiconductor industry, the selling prices of our products tend to decline significantly over the life of the product. If we are unable to offset reductions in the selling prices of our products by introducing new products at higher prices or by reducing our costs, our revenues, gross margins and operating results will be adversely affected. For example, between the third and fourth quarter of 2003 the selling price of our ATJ 2073 series SoCs decreased as they reached maturity in their product life cycle. Our ATJ 2073 series SoCs were replaced by our ATJ 2075 series SoCs which initially commanded a higher selling price than the previous model. Recently, our ATJ 2075 series SoCs have matured in their product life cycle and have experienced reductions in selling price, and our ATJ 2085 series SoCs have become our primary selling product. We expect our ATJ 2085 series SoCs to experience similar declines in selling price as they mature.

We must continuously develop new SoCs or other products and enhancements for existing SoCs to keep pace with evolving industry standards and rapidly changing customer requirements. We may not have the financial resources necessary to fund future innovation. Even if we have sufficient financial resources, if our future innovation produces technology that is behind that of our competitors, we may lose customers. Similarly, if our new products are ahead of the then-current technological standards in our industry, our customers may be unwilling to invest in developing consumer electronics products that can utilize our products, or purchase our SoCs, until the consumer electronics market is ready to accept them. Further, we may be required to develop products that utilize technologies with which our engineers are not familiar. Our efforts to develop in-house capability to work with these technologies or to acquire such expertise through acquisitions or investments in businesses may not be successful. If we are unable to successfully define, develop and introduce competitive new SoCs or other products, we may not be able to compete successfully. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

We may experience difficulties in transitioning to smaller process geometry technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

We are currently transitioning our SoCs for MP3 players from 0.25 microns to 0.18 microns in order to make sure we continue to satisfy our customers’ demands and to maintain our competitiveness. This transition requires us to redesign some products and integrated circuit designs that we use in multiple products, and will require our contract foundries to modify the manufacturing processes they use to produce our products. In addition, we will incur significant engineering costs and the attention of our engineering personnel will be diverted from other product development efforts during this transition. In the past, we have experienced some difficulties in shifting to smaller process geometry technologies or new manufacturing processes, which resulted in periods of reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to 0.18 micron process geometry.

In addition, we will depend on our contract foundries to transition to smaller process geometries successfully. Our contract foundries may not be able to effectively manage this transition. If our contract foundries or we experience significant delays in this transition or fail to efficiently implement this transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations. As smaller process geometries become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, or at all. Further, we cannot be sure that integrating greater functionality into an SoC will result in a corresponding increase in selling price.

Because of the lengthy product development periods for our products and the fixed nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenues and may not ultimately achieve our forecasted sales for our products.

It can take up to 12 months for us to design, develop and commence production of our products, and commercial production of consumer end-products that use our SoCs can take an additional three to six months. Product development cycles for our products are lengthy for a number of reasons:

•	our customers usually complete an in-depth technical evaluation of our products before they place a purchase order;

•	the commercial adoption of our products by value added distributors, contract manufacturers and their brand owners is typically limited during the initial release of their new products while they evaluate product performance and consumer demand;

•	new product introductions often center around key trade shows and failure to deliver a product prior to such an event can seriously delay or cancel introduction of a product; and

•	the development and commercial introduction of products incorporating new technology frequently are delayed or canceled.

Because most of our expenses are fixed in the short term or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall in sales. We are currently expanding our staffing and increasing our expenditures to support future growth, which may increase our cost of revenues and operating expenses. If our growth does not materialize, our operating results would be adversely impacted.

As a result of the time it takes to begin commercial production and sales of a new product, and the fact that a significant portion of our operating expenses are relatively fixed or incurred in advance of anticipated sales, we may incur substantial expenses in developing new products before we earn associated revenues. For example, we incurred significant development expenses in late 2004 and early 2005 in connection with our ATJ 2097 series

SoCs, while we were not able to introduce this product to the market until June 2005. In addition, as the markets for the end products that incorporate our products are rapidly evolving and subject to changing consumer preferences, the products we design may not be in demand by our customers at the time we complete our product development process. This could cause us to miss the sales targets we set for these products when we commence development activities and we may not be able to decrease our operating expenses in a timely manner to offset such short-fall in sales, which would adversely affect our results of operations.

Because our customers are able to change or cancel orders on relatively short notice, we could unexpectedly lose anticipated sales.

The lengthy product development periods for our products make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy product development periods raise additional risks that customers may cancel or change their orders. For example, we experienced cancellations of an order of 40,000 pieces of our ATJ 2075 series SoCs in the first quarter of 2005 and an order of 110,000 pieces of our ATJ 2085 series SoCs in the third quarter of 2005. Because industry practice allows contract manufacturer and brand owner customers to reschedule or cancel orders on relatively short notice, backlog is not always a good indicator of our future sales. If customers reduce or cancel their orders, it could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses. Further, because our sales are made by means of standard purchase orders rather than long term contracts, our customers may not continue to purchase our products at current levels, or at all.

We depend on a few key customers for a substantial majority of our sales and the loss of, or a significant reduction in orders from, any of them would likely significantly reduce our revenues.

In 2004, and the nine months ended September 30, 2005, sales to our top five customers accounted for approximately 82% and 78%, respectively, of our revenues. Our operating results in the foreseeable future will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell consumer electronics goods that use our SoCs and solution development kits. Our revenues would likely decline if one or more of these customers were to significantly reduce, delay or cancel their orders for any reason. In addition, any difficulty in collecting outstanding amounts due from our customers, particularly customers who place large orders, would harm our financial performance.

Many of our key customers are value added distributors, who integrate our products into a system platform and sell that system platform to contract manufacturers. We also sell some of our products directly to contract manufacturers. Growth in our business will depend on our ability to maintain and expand our relationships with both value added distributor and contract manufacturer customers. However, some of our contract manufacturer customers may also carry and sell product lines that are competitive with ours. As these customers are not required to maintain a specified minimum level of purchases from us, we cannot be sure that they will prioritize selling our products. As we continue to expand our sales capabilities, we will also need to manage the potential conflicts that may arise between us and our value added distributor customers. Further, we rely on our customers to accurately and timely report to us their sales of our products and to provide certain engineering support services to the brand owners who market and distribute the end products to consumers. Our inability to obtain accurate and timely reports and to successfully manage these relationships would adversely affect our business and financial results.

We rely on third-party contractors to manufacture, assemble and test our products and our failure to successfully manage our relationships with these contractors could damage our relationships with our customers, decrease our sales, and limit our growth.

We do not own or operate a semiconductor fabrication facility. Instead we rely on third parties to manufacture our semiconductors. Presently we utilize three foundries to manufacture our semiconductors, namely Hejian Technology Company and Semiconductor Manufacturing International Corporation in China, and United Microelectronics Corporation in Taiwan. We provide our contract foundries with monthly rolling forecasts of our production requirements; however, the ability of these contract foundries to provide silicon wafers to us is limited by the contract foundries’ available capacity. At various times after we commenced commercial production in 2002, we have experienced periods when contract foundries lacked sufficient capacity to fulfill all of our demand for SoCs, and our ability to increase our sales was adversely impacted. Moreover, the price of our silicon wafers will fluctuate based on changes in available industry capacity. We do not have long term supply contracts with any of our contract foundries. Therefore, our contract foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that our contract foundries will allocate sufficient capacity to satisfy our requirements. If we are unable to obtain foundry capacity as required, we may experience delays in our ability to deliver our products, which would harm our relationships with our existing customers and result in decreased sales. There are additional risks associated with our reliance on these third-party contractors, including:

•	their inability to increase production and achieve acceptable yields on a timely basis;

•	reduced control over delivery schedules and product quality;

•	increased exposure to potential misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us;

•	shortages of materials that foundries use to manufacture our products;

•	labor shortages or labor strikes; and

•	actions taken by our third-party contractors that breach our agreements.

If our contract foundries do not achieve satisfactory yields or quality, our sales could decrease, and our relationships with our customers and our reputation may be harmed.

Minor deviations in the semiconductor manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. Our contract foundries are responsible for yield losses due to their errors, but these yield losses could cause us to delay shipments to our customers. Our products are qualified with our contract foundries, at which time a minimum acceptable yield is established. If actual yield is below the minimum, the contract foundry incurs the cost of the wafers. If actual yield is above the minimum, we incur the cost of the wafers. However, the fact that a contract foundry is achieving minimum yields on a product does not mean that the yield is sufficient to allow us to maintain or increase our profits on that product.

The manufacturing yields for our new products tend to be lower initially and increase as the contract foundries achieve full production. For example, it took us nine months to increase the yield of our ATJ 2085 products from 67% in April 2004 to 90% in January 2005. Our product pricing is based on the assumption that this increase in manufacturing yields will continue, even with the increasing complexity of our semiconductors. Shorter product life cycles require us to develop new products faster and require our contract foundries to manufacture these products in shorter periods of time. In some cases, these shorter manufacturing periods may not reach the high volume manufacturing periods conducive to higher manufacturing yields and declining costs. If our contract foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we may be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

Our products are complex and may require modifications to resolve undetected errors or failures in our hardware and software, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our SoCs and total solutions are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and harm both our customer relations and business reputation. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be harmed. We experienced a small delay in gaining market acceptance of our ATJ 2097 product, due to the need to revise our design to correct problems with its processing speed and power consumption. We provide warranties for product defects under which we must collect and replace defective goods upon receipt of notice from our customers. Increased claims under these warranties would increase our costs and adversely affect our profitability. Defects could also lead to liability as a result of lawsuits against us or against our customers.

Our contract foundries, other subcontractors and many of our customers are located in the Pacific Rim, an area subject to significant earthquake risk and adverse consequences related to the outbreak of SARS and other public health concerns.

All of the principal contract foundries that manufacture our products and all of the principal subcontractors that assemble, package, and test our products are located in either China, Hong Kong, or Taiwan. Many of our customers are also located in these areas. The risk of earthquakes, typhoons and other natural disasters in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster near our contract foundries or subcontractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. The 2003 outbreak of SARS curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and consumer activities within those countries, and had a significant adverse effect on the economies of many countries in this region. Any future outbreaks of SARS or other public health concerns could have similar consequences.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our stock price.

We may in the future experience significant period-to-period fluctuations in our revenues and operating results. It is possible that our revenues and operating results in some quarters may be below market expectations, which would cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, including:

•	the unpredictable timing and volume of purchase orders and cancellations from our customers;

•	the rate of acceptance of our products by our customers;

•	the rate of growth of the market for MP3 players and our SoCs;

•	fluctuation and seasonality in demand for consumer electronics products;

•	increases in prices charged by our contract foundries and other third-party subcontractors;

•	the availability of third-party foundry capacity;

•	the availability and pricing of other components used in our customers’ products;

•	fluctuations in our contract foundries’ manufacturing yields;

•	the difficulty of forecasting and managing our inventory and production levels;

•	our ability to successfully develop, introduce and sell new or enhanced products;

•	additions or departures of key personnel;

•	our involvement in litigation;

•	natural disasters, particularly earthquakes, or disease outbreaks, such as the recent outbreak of SARS, affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested; and

•	the evolution of industry standards and introduction of new products by our competitors.

Any variations in our period-to-period performance may cause our stock price to fluctuate.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we cannot be certain that our products will compete successfully and we may lose or be unable to gain market share.

We face competition from a relatively large number of competitors in China and internationally. In the personal media player market, our principal competitors include Philips Semiconductor, PortalPlayer, Samsung, SigmaTel, Sunplus, Telechips, and Texas Instruments. Within the digital energy metering market, our primary competitors are Analog Devices Inc. and Cirrus Logic. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design houses.

The consumer electronics market, which is the principal end market for our SoCs, has historically been subject to intense price competition. In many cases, low cost, high volume producers have entered markets and driven down profit margins. If a low cost, high volume producer should develop products that are competitive with our products, our sales and profit margins would suffer.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so. Furthermore, our current or potential competitors have established, or may establish, financial and strategic relationships among themselves or with existing or potential customers or other third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business will suffer and we may lose or be unable to gain market share.

Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and mid-level managers to our management.

Our future success is heavily dependent upon the continued service of our board of directors and key executives. Our future success is also dependent upon our ability to attract and retain qualified senior and mid-level managers to our management team. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. We do not maintain life insurance for any of our key executives.

We also rely on a number of key technology staff for the operation of our company. Given the competitive nature of our industry, the risk of key technology staff leaving our company is high and losses of significant numbers of technology staff could disrupt our operations. Our inability to retain and attract qualified technical personnel in the future, or delays in hiring additional such personnel, could make it difficult to meet key objectives, such as timely and effective product introductions.

We may not be able to successfully execute future acquisitions or investments or manage or effectively integrate any acquired business, technologies or teams.

We intend to use a portion of the proceeds of this offering to acquire or invest in businesses that are complementary to ours. This may require a significant commitment of management time, capital investment and other management resources. We cannot assure you that we will be successful in identifying and negotiating acquisitions or investments on terms favorable to us. If we are unable to execute, manage or integrate our acquisitions and investments effectively, our growth, operating results and financial conditions may be materially and adversely affected.

We have limited business insurance coverage and may be subject to losses that might not be covered by existing insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Risks Related to Our Intellectual Property

We may be exposed to infringement claims on intellectual property rights by third parties.

Third parties, including our competitors, may in the future make claims or initiate litigation that assert patent, copyright, trademark and other intellectual property rights in technologies, related standards and product names that are relevant to us. See “— We are involved in an intellectual property dispute with SigmaTel, the outcome of which we cannot predict.” As we continue to expand our operations and the number of products we manufacture, the risk of such claims may increase. The large number of patents in the semiconductor industry, the confidential treatment of some pending patent applications and the rapid rate of issuance of new patents make it neither economically feasible nor possible to determine conclusively in advance whether a product, any of its components, its method of manufacture or use, or its ornamental design, currently infringes or will in the future infringe upon the patent rights of others. Parties making infringement claims may be able to obtain an injunction that could prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could have a material negative effect on our business. Parties making infringement claims may also be able to bring an action before the ITC that could result in an order stopping the importation into the United States of our products. Further, in addition to claims that may be made directly against us, we may be named in infringement actions made against our manufacturers, suppliers or customers. Some of our customer contracts provide that we indemnify the customer against claims of infringement based on our products. Regardless of the merit of these claims, they can be time-consuming, and result in costly litigation and divert the attention of our technical and management personnel.

To resolve any claims made against us, we may be required to develop alternative non-infringing technology or obtain a license for the relevant intellectual property, each of which could be costly and time consuming. Licenses may not be available to us on commercially reasonable terms and conditions, or at all. We might also be required to cease using the trademark or trademarks under which our products were being marketed and sold. If any infringement or other intellectual property-based claim made against us by any third party was successful, or if we failed to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, financial condition and results of operations could be materially and adversely affected.

We rely upon third-party licensed technology to develop our products. If licenses of third-party technology do not continue to be available to us or become very expensive, our ability to develop and introduce new products could be negatively impacted.

We integrate third-party software or other licensed technology into almost all of our products. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. However, these third-party licenses may not be available to us on commercially reasonable terms or at all. Our inability to obtain third-party licenses necessary to develop new products and product enhancements could require us to obtain substitute technology at a greater cost or of lower quality or performance standards or delay product development. Any of these results may limit our ability to develop new products that utilize the latest technologies, which could harm our business, financial condition and results of operations.

Our rights to the intellectual property we develop may be difficult to enforce.

We generally rely on patent, copyright, trademark, trade secret and other intellectual property laws to establish and protect the proprietary rights in our know-how, technology, products, and product names. As of September 30, 2005, we had registered one trademark, one patent for utility model, nine proprietary rights for integrated circuit design diagrams and two computer software copyrights in China. In addition, as of September 30, 2005, we had filed seven trademark applications and 13 invention patent applications in China. The remaining applications may not be granted, or if granted, may be challenged, invalidated, or circumvented by others. Further, we cannot be sure that any rights granted under patents, trademarks, copyrights or proprietary rights that are issued or registered will be sufficient to protect our technology or will in fact provide competitive advantages to us. If we are unable to protect the key intellectual properties that we develop and use in our products, our ability to compete effectively may be diminished.

From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. Even where we take such actions, we cannot assure you that we will be successful or that our rights will be protected. Further, our headquarters and principal operations are located in China. Our efforts to protect our proprietary rights could be ineffective in China where the laws may not protect proprietary rights as effectively as do laws in other countries such as the United States.

Our intellectual property indemnification practices may adversely impact our business.

From time to time we may indemnify our customers for certain costs and damages of patent and copyright infringement in circumstances where our product is the factor creating the customer’s infringement exposure. This practice may subject us to significant indemnification claims by our customers. Our products are designed for use in devices manufactured by our customers that comply with international standards, such as the MPEG Audio Layer-3, or MP3, standard. These international standards are often covered by patent or copyrights held by third parties, which may include our competitors. Before we design our products, we discuss with our customers the patented technologies that we must incorporate into our SoCs and the international standards our SoCs must meet to function in the targeted MP3 player end products. We then obtain licenses required to incorporate each of those patented technologies into SoCs that meet these standards. The combined costs of identifying and obtaining licenses from all holders of patent and copyrights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent or copyrights brings a claim for patent or copyright infringement. Any claims for indemnification that may be made could not have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Industry

Demand for our products is highly dependent on the consumer electronics market, which is characterized by short product life cycles and subject to risks related to product transitions and supply of other components.

We derive almost all of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’, ability to accurately forecast quarterly and annual sales. If we or our customers are unable to manage product transitions, our business and results of operations could be negatively affected. In addition, we are subject to the risk of supply problems for other components, such as flash memory, that our customers require for manufacturing the consumer end product. For example, if our customers are unable to obtain sufficient supplies of other key components in many personal media players, the sales of our products that are also used in such devices would be adversely affected. A decrease in demand for consumer electronics will also decrease demand for our products, which will adversely affect our business and results of operations.

The availability of digital music content may affect demand for our products.

The demand for MP3 players may be adversely impacted by the enforcement of limits on file sharing and downloadable music. The major record labels are pursuing ways to curb consumer downloading of music from the Internet without paying any fees or royalties to the owners of that music. In particular, the Recording Industry Association of America, a recording industry trade group, has sued numerous individuals for distributing copyrighted songs over the Internet. Most recently, the U.S. Supreme Court ruled that distributors of software for sharing music and video files may be held responsible for theft if their intent was to encourage users to illegally trade copyrighted files. This may cause websites offering such software to cease operating. If the record labels, other music producers, or other parties are successful in limiting the ability of consumers to obtain free music on the Internet, the demand for consumer electronic devices such as MP3 players that use our products may decline, which in turn could harm our business, financial condition and results of operations.

We are subject to the highly cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product life cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could significantly harm our sales or reduce our profitability for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to semiconductor industry conditions, general economic conditions and other factors.

The industry standards supported by our products are continually evolving, and our success depends on our ability to adapt our products to meet these changing industry standards.

Our ability to compete in the future will depend on our ability to ensure that our products comply with changing industry standards. The emergence of new industry standards could render our products incompatible with products developed by our customers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products do not comply with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial product introductions. We may invest substantial effort and expense in developing or using new technologies or in developing new products or product enhancements, but such effort and expense may not result in market acceptance of our products.

Risks Related to Doing Business in China

Taiwan regulations and recent changes in the policies of the Investment Commission in Taiwan relating to the involvement of Taiwanese persons in companies that have direct and indirect investments in the PRC may limit our ability to retain certain employees and members of our management.

Pursuant to various Taiwan regulations promulgated by Taiwan’s Ministry of Economic Affairs, Investment Commission, or IC, no Taiwanese person or entity established under the laws of Taiwan, which we refer to as Taiwanese Persons, may invest, directly or indirectly, in a PRC entity unless the investment complies with certain regulations and policies relating to restrictions on investment and participation in investments in PRC companies, which we refer to as the PRC Investment Regulations, and is approved by the IC, or, in limited circumstances, a report to the IC has been filed. Furthermore, the IC has prohibited investments by Taiwanese Persons in certain industries in the PRC, including the semiconductor design industry and certain sectors of the semiconductor manufacturing industry. Under the PRC Investment Regulations, if (A) a Taiwanese Person invests in a non-Taiwan entity, or NTE, that invests in a PRC entity, and (B) such person has “control and influence” over the NTE, the Taiwanese Person will be deemed to have made an indirect investment in the PRC and must abide by the PRC Investment Regulations. According to a press release issued by the IC on June 14, 2005, a person will be deemed to have control and influence over the NTE if (1) such person holds more than 5% of the equity of the NTE or is the largest shareholder of the NTE; (2) the investment amount made by such person in the NTE is over US$200,000; or (3) such person acts as a director, supervisory director or president of the NTE. Taiwanese Persons who violate these regulations and policies may be subject to both civil and even criminal sanctions in Taiwan.

Certain of our employees and management, including our chief executive officer, are Taiwanese Persons. The Taiwan government may interpret its current regulations and policies, or the Taiwan government may change or amend its regulations and policies in this area, such that it considers one or more of our employees and management as having inappropriate control and influence. Such employee or manager, including our chief executive officer, could be required to leave the company or be subject to sanctions by the Taiwan Government.

A slowdown in the growth of the Chinese economy may slow down our growth and profitability.

Our business is primarily dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for personal media players and MP3 players, in particular, will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. Several years ago, the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. There can be no assurance that growth of the Chinese economy will be steady, uniform or that any slowdown will not have a negative effect on our business.

China’s legal system is characterized by uncertainty that could negatively impact our business and results of operations.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little value as precedent. Beginning in 1979, the PRC government promulgated a comprehensive system of laws and regulations governing economic matters, which has had the overall effect of significantly enhancing the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors. In addition, enforcement of existing laws, or contracts based on existing law, may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. Furthermore, interpretation of statutes and regulations may be subject to new government policies reflecting domestic political changes.

Our activities in China will be subject to administrative review and approval by various national and local agencies of the PRC government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Failure to obtain the requisite governmental approval for any of our activities could adversely affect our business and results of operations.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could negatively impact our business and results of operations.

A renewed outbreak of SARS or another widespread public health problem in China and Hong Kong, where substantially all of our revenue is derived and where our operations are located, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations;

•	the sickness or death of our key officers and employees; and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Changes in China’s political and economic policies could negatively impact our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject in a significant degree to the economic, political and legal developments in China. China’s economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the PRC government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Restrictions on foreign currency exchange may limit our ability to receive and use our revenues effectively.

Any future restrictions on currency exchanges may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividend or other payments in U.S. dollars or other foreign currencies. Although the PRC government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations.

Currently, our PRC subsidiary, through which substantially all of our operations are conducted, enjoys preferential tax treatment, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. As a technology company operating in a designated economic zone, we benefit from a 15% preferential enterprise income tax rate, compared to a standard rate of 33%. In addition, we have also been granted an income tax exemption for the years ended December 31, 2004 and 2005, to be followed by a three-year tax holiday during which we will be subject to a 7.5% preferential enterprise income tax rate. For more details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Taxation.” Moreover, no tax is payable under PRC laws and regulations by our PRC subsidiary with respect to any dividend payments made by our PRC subsidiary to us, as its shareholder, or the receipt by us of the profits remitted, provided that such profits are permitted to be paid by it in accordance with PRC laws and regulations.

There have been various tax reform proposals in China, and if any of these incentives are reduced or eliminated by government authorities in the future, our effective tax rates on a consolidated basis could increase significantly. We may not continue to enjoy these preferential tax treatments in the future. The discontinuation of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operations.

Our PRC subsidiary is subject to restrictions on dividend payments.

We are a holding company incorporated in the Cayman Islands with no operating assets. We rely on dividends and other distributions from our PRC subsidiary to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiary to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and PRC accounting standards and regulations. In particular, our PRC subsidiary, as a wholly foreign owned enterprise in China, is required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year. Such cash reserve may not be distributed as cash dividends. In addition, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. For more details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Corporate Structure.”

Fluctuations in the value of the Renminbi could negatively impact our results of operations.

Our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollars. Our operating expenses and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and Renminbi. If the Renminbi appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline.

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined.

This adjustment has resulted in an approximately 2.0% appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

In addition, as we rely entirely on dividends paid to us by our PRC subsidiary, any significant devaluation of the Renminbi would have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion.

Risks Related to This Offering

There has been no public market for our ADSs prior to this offering and there is no market for our ordinary shares. If an active trading market for our ADSs does not develop, the price of our ADSs may suffer and may decline below the initial offering price.

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial price to the public for our ADSs will be determined by negotiations between us and our underwriters and may not be indicative of the price at which ADSs will trade following the completion of this offering. An active trading market for our ADSs may not develop or be sustained following the completion of this offering, and the market price of our ADSs may decline below the initial offering price. It is not presently expected that the ordinary shares will be listed on any exchange or that an active trading market in our ordinary shares will develop in the foreseeable future.

Market fluctuations may adversely affect the market price of our ADSs.

The securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

The sale by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

Prior to this offering, there has not been a public market for our ordinary shares or ADSs. Future sales by us or our existing shareholders of substantial amounts of our ordinary shares or ADSs in the public markets after this offering could adversely affect market prices prevailing from time to time. Only a limited number of the ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse or if these restrictions are waived, future sales of substantial amounts of our ordinary shares or ADSs, or the possibility of such sales, could negatively impact the market price of our ADSs, and limit our ability to raise equity capital in the future. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution in the book value of ADSs purchased.

The initial public offering price per ADS is substantially higher than the net tangible book value per ADS prior to this offering. Accordingly, when you buy our ADSs in this offering, at an assumed initial public offering price of US$10.50 per ADS, which is the midpoint of the range set forth on the front cover page of this document, you will incur an immediate dilution of US$8.84 per ADS. See “Dilution.”

You may be subject to limitations on transfers of our ordinary shares.

Our ordinary shares are transferable subject to restrictions in our articles of association. However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share without assigning any reasons therefor. In addition, the registration of transfers may be suspended as our board of directors may determine, for up to 45 days in any year.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. We cannot offer to holders of our ADSs those rights unless the securities to which the rights relate are either registered under the U.S. Securities Act of 1933, which we refer to in this document as the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through our PRC subsidiary. Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China see “Enforceability of Civil Liabilities.”

We have not determined any specific use for the proceeds from this offering and we may use the proceeds in ways with which you may not agree.

We have not allocated the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds we receive. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price.

Holders of ADSs may not be able to exercise the rights of shareholders, including the right to vote as a shareholder.

As a holder of our ADSs, you will not be recorded as a shareholder on the share register of the Company. Only registered holders of our ordinary shares are entitled as a matter of Cayman Islands law to exercise the rights of shareholders including voting their shares and receiving dividends and distributions. The depositary or its custodian will be the registered holder of all the ordinary shares represented by the ADSs and, thus, will be the only party entitled to exercise the rights of a shareholder with respect to those ordinary shares held by them. You will not be able to exercise the rights of a shareholder, including the right to vote, unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not be able to withdraw ordinary shares in time to be able to exercise your rights. For example, you may not know about shareholder meetings enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of an upcoming vote and arrange to deliver our voting materials to you. You may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be little you can do if the ordinary shares underlying your ADSs are not voted as you requested. For more information regarding your rights as a holder of the ADSs, please see “Description of American Depositary Shares.”

Except in limited circumstances, the depositary for our ADSs, in the case of poll voting will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary, in the case of poll voting will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular proposal; or

•	we think the particular proposal would have a material adverse impact on our shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us or the depositary to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by ADRs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

FORWARD-LOOKING STATEMENTS

Many statements made in this document under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere are forward-looking statements that reflect our current expectations and views of future events and are based upon beliefs and assumptions of our management. You can identify these forward-looking statements by terminology such as “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including those discussed in “Risk Factors” or related to:

•	the risk that we may not be able to develop and successfully market new products;

•	the risk that consumer preferences will shift away from the products manufactured by our customers;

•	the risk that our rights to intellectual property used in our products may be challenged by our competitors;

•	the risk that we will not be able to develop and implement additional operational and financial systems to manage our operations as they expand;

•	intensifying competition in the market in which we operate;

•	the outcome of legal proceedings in which we are currently engaged;

•	the risk that we may be unable to retain or attract key personnel;

•	governmental uncertainties; and

•	the risk that our various relationships with our distributor and contract manufacturer customers will change in a way that adversely affects our business.

We do not undertake any obligation to update or otherwise revise this forward-looking information, except as required under applicable law. Accordingly, you should not place undue reliance on any forward-looking information.

USE OF PROCEEDS

We expect to receive net proceeds of approximately US$82.5 million from this offering, at an assumed initial public offering price of US$10.50 per ADS (which is the midpoint of the range set forth on the cover page of this document) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the ADSs sold by the selling shareholders.

The purposes of this offering are to:

•	create a public market for our ADSs; and

•	retain qualified employees by providing them with equity incentives that can have some liquidity.

We intend to use the net proceeds of this offering (1) to acquire or invest in businesses which are complementary to ours, (2) for working capital and capital expenditures, and (3) for general corporate purposes. The acquisitions and investments may take the form, among others, of purchases of whole businesses or rights to use particular technologies or acquisitions of teams of engineers and other employees. We have not identified any particular companies or businesses that we intend to acquire or in which we intend to make an investment, and cannot be certain how much of the proceeds of the offering will be used for such purposes.

We currently intend to use approximately US$20 million of the net proceeds to improve and upgrade our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. In addition, we plan to use approximately US$6 million of the net proceeds to build new corporate headquarters in Zhuhai. We may also use a smaller portion of the proceeds to establish offices in other cities in China, such as Beijing or Shanghai. We have not, however, made any specific expenditure plans with respect to the net proceeds of this offering, and have not allocated any specific portion of the net proceeds of this offering for any particular purpose. As a result, our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described in this document.

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations. It is possible that we may become a passive foreign investment company for United States federal income taxpayers, which could result in negative tax consequences for you. These consequences are described in more detail in “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

DIVIDEND POLICY

Annual dividends, if any, on our shares and ADSs will be declared by and subject to the discretion of our board of directors. Our board of directors may from time to time pay to the shareholders such interim dividends as appear to our board of directors to be justified by our profits. We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors considered relevant by our board of directors. We currently intend to retain all of our earnings to finance the development and expansion of our business and therefore do not intend to declare or pay cash dividends on our shares and ADSs in the near to medium term.

Our dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed or out of our share premium account. We currently have no reserve set aside from profits for the payment of dividends.

Our ability to pay dividends depends substantially on the payment of dividends to us by our PRC subsidiary. Our PRC subsidiary may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In addition, our PRC subsidiary, as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year at the discretion of its board of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses.

Our subsidiary Actions Semiconductor (Mauritius) declared a special dividend in June 2005 in the amount of US$20 million, which was paid in July 2005. We will not use this dividend distribution as a reference or basis to determine the amount of future dividends, if any. Any future dividends will be paid in accordance with our policy described above.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2005:

•	on an actual basis; and

•	as adjusted to reflect our sale of 8,700,000 ADSs in this offering at an assumed initial public offering price of US$10.50, the mid-point of the range set forth on the cover page of this document, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Please read this information together with:

•	the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and

•	our consolidated financial statements and related notes included elsewhere in this document.

	As of September 30, 2005
	Actual	As adjusted
	US$	US$
	(in thousands)
Long-term debt (net of current portion)
Other liabilities	99	99
Secured	—	—
Unsecured	—	—

Total long-term debt	99	99
Shareholders’ Equity
Share Capital:
Ordinary shares of par value US$0.000001, 2,000,000,000 shares authorized, 480,000,000 shares issued and outstanding (actual); 532,200,000 shares issued and outstanding (as adjusted)	—	—
Additional paid-in capital	5,000	87,456
Other	1,091	1,091
Retained earnings	59,819	59,819

Total shareholders’ equity	65,910	148,366

Total capitalization	66,009	148,465

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per ADS after the offering. Dilution results from the fact that the per ordinary share offering price of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value as of September 30, 2005 was US$64.7 million, or US$0.13 per ordinary share and US$0.81 per ADS. Net tangible book value represents total consolidated tangible assets less total consolidated liabilities.

After giving effect to our sale of 8,700,000 ADSs in this offering at an assumed initial public offering price of US$10.50 per ADS (the mid-point of the range set forth on the cover of this document) and after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of September 30, 2005 would have been US$147.1 million, or US$0.28 per ordinary share and US$1.66 per ADS. This represents an immediate increase in net tangible book value of US$0.15 per ordinary share, or US$0.85 per ADS, to existing shareholders and an immediate dilution of US$1.47 per ordinary share, or US$8.84 per ADS, to investors purchasing ADSs in this offering. Dilution is determined by subtracting net tangible book value per ADS after this offering from the amount of cash paid by a new investor for one ADS. The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share	US$	1.75
Net tangible book value per ordinary share as of September 30, 2005		0.13
Increase in net tangible book value per ordinary share attributable to this offering		0.15
Net tangible book value per ordinary share after this offering		0.28
Dilution per ordinary share to new investors	US$	1.47

Dilution per ADS to new investors	US$	8.84

The following table summarizes, as of September 30, 2005, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share and the average price per ADS, each paid before deducting the underwriting discounts and commissions and our estimated offering expenses.

	Shares purchased		Total consideration			Average price per share		Average price per ADS
	Number	Percent	Amount		Percent
Existing holders of ordinary shares	480,000,000	90.2%	US$	5,000,000	5.2%	US$	0.01	US$	0.06
Investors purchasing ADSs in this offering from our company	52,200,000	9.8		91,350,000	94.8		1.75		10.50

Total	532,200,000	100.0%	US$	96,350,000	100.0%

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, both of which are included elsewhere in this document. The selected consolidated financial data presented below as of and for the years ended December 31, 2002, 2003 and 2004 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements included elsewhere in this document. The selected financial and operational data as of and for the nine month periods ended September 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this document. Results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year. In our opinion, all adjustments necessary for a fair presentation of the financial data for the nine months ended September 30, 2005 are contained in the financial statements that are included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except data regarding number of shares and units shipped. Our operations in Zhuhai, China were established in December 2001 and we commenced commercial sales of our SoCs in the fourth quarter of 2002. Accordingly, no information has been presented for the period ending December 31, 2001.

	For the year ended December 31,			For the nine months ended September 30,
	2002(1)	2003	2004	2004	2005
	(thousands, except per share and share data)
Statements of Operations Data:
Revenues:
System-on-a-chip products	US$137	US$4,319	US$55,236	US$23,057	US$109,505
Semiconductor product testing services	—	1,242	2,021	2,013	218

Total net revenues	137	5,561	57,257	25,070	109,723

Cost of revenues:
System-on-a-chip products	(93)	(2,868)	(25,565)	(11,389)	(43,283)
Semiconductor product testing services	—	(793)	(1,575)	(1,571)	(56)

Total cost of revenues	(93)	(3,661)	(27,140)	(12,960)	(43,339)

Gross profit	44	1,900	30,117	12,110	66,384

Other income	113	118	128	103	955
Operating expenses:
Research and development	(344)	(1,139)	(2,400)	(1,613)	(6,501)
General and administrative	(242)	(331)	(769)	(440)	(5,935)
Selling and marketing	(72)	(417)	(594)	(334)	(1,484)

Total operating expenses	(658)	(1,887)	(3,763)	(2,387)	(13,920)

Income (loss) from operations	(501)	131	26,482	9,826	53,419
Interest income	—	2	28	20	580

Income (loss) before income taxes	(501)	133	26,510	9,846	53,999
Income taxes	—	—	(25)	—	(296)

Net income (loss)	US$(501)	US$133	US$26,485	US$9,846	US$53,703

Net income (loss) per share:
Basic	US$(0.001)	US$0.000	US$0.055	US$0.021	US$0.112

Net income (loss) per ADS
Basic	US$(0.006)	US$0.002	US$0.331	US$0.123	US$0.671

Dividend per share	—	—	—	—	US$0.042

Shares used in computation:
Basic	480,000,000	480,000,000	480,000,000	480,000,000	480,000,000

(1)	We commenced commercial sales of our SoCs during the fourth quarter of 2002.

	For the year ended December 31,			For the nine months ended September 30,
	2002(1)	2003	2004	2004	2005
	(thousands)
Statements of Cash Flows Data:
Cash provided by (used in):
Operating activities	US$(572)	US$(381)	US$29,694	US$5,631	US$55,017
Investing activities	(517)	(355)	(997)	(624)	(4,958)
Financing activities	1,882	2,381	877	417	(17,629)

	At December 31,			At September 30, 2005
	2002(1)	2003	2004
	(thousands)
Balance Sheet Data:
Cash and cash equivalents	US$793	US$2,438	US$32,013	US$65,533
Restricted cash	—	—	—	5,460
Accounts receivable	137	10	3,529	2,475
Notes receivable	—	—	1,825	2,360
Inventories, net	138	1,069	5,018	5,801
Prepaid expenses and other current assets	42	660	1,328	2,160

Total current assets	1,110	4,177	43,713	83,789

Long-term investment	—	—	—	500
Rental deposits	8	16	24	11
Property, plant and equipment, net	456	646	1,411	2,116
Acquired intangible assets, net	6	25	14	1,247

TOTAL ASSETS	US$1,580	US$4,864	US$45,162	US$87,663

Total current liabilities	199	969	13,900	21,654

Other liabilities	—	—	145	99

Total liabilities	199	969	14,045	21,753

Total shareholders’ equity	1,381	3,895	31,117	65,910

	For the year ended December 31,			For the nine months ended September 30,
	2002(1)	2003	2004	2004	2005
	(thousands, except average selling price)
Operating Data:
Sales of SoCs for MP3 players	US$—	US$3,285	US$54,069	US$22,125	US$107,459
Units Shipped	—	744	12,228	4,612	32,532
Average Selling Price	US$—	US$4.4	US$4.4	US$4.80	US$3.30

(1)	We commenced commercial sales of our SoCs during the fourth quarter of 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this document. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” beginning on page 8 in this document.

Overview

We are one of China’s leading fabless semiconductor companies. We provide SoCs and total solutions for the development and manufacture of personal media players. We have experienced rapid growth in our revenues and profitability. Our revenues grew from US$0.1 million in 2002, to US$5.6 million in 2003 and to US$57.3 million in 2004. In the nine months ended September 30, 2005, our revenues were US$109.7 million, a 337% increase over our revenues of US$25.1 million in the nine months ended September 30, 2004. We believe that we have gained market share in 2004, as our sales of SoCs for MP3 players have grown faster than the overall market for MP3 players. Along with growth in revenues, we have experienced rapid growth in our net income. Our net income grew from a net loss of US$0.5 million in 2002, to net income of US$0.1 million in 2003 and US$26.5 million in 2004. For the nine months ended September 30, 2005, our net income was US$53.7 million, an increase of approximately 448% from US$9.8 million for the nine months ended September 30, 2004. In addition, our gross margins have remained above 40% for each quarter since the first quarter of 2004.

We believe that the key challenge we will face as we strive to operate and grow our business will be maintaining a product portfolio that meets the changing needs of consumer electronics manufacturers and brand owners. To meet this challenge, we will need to invest further in hiring and retaining top research and development personnel, and keep continuously abreast of developments in the MP3 player market and the market for other personal media players. We believe our strong position in China’s semiconductor industry is attractive to engineers and will help us to attract talented personnel, and help maintain our position as a leading fabless semiconductor company in China. However, if the market shifts away from MP3 players to other forms of media players or other consumer electronics products, and we are unable to develop products that meet market needs, our growth and profitability will be adversely affected.

Factors that Impact our Results of Operations

Increased demand for MP3 players in 2004 and 2005

Throughout 2004, a combination of factors, including a decrease in the price of MP3 players caused by a significant decrease in the price of flash memory, which is a major cost component of flash memory based MP3 players, the availability of digital music distribution channels on the Internet such as Apple iTunes, Yahoo, MusicMatch and Napster, and the growing acceptance of many audio compression standards such as MP3 and WMA, resulted in rapid growth in demand for MP3 players. As our SoCs are designed to work with MP3 players that utilize either the MP3 compression standard or the WMA compression standard, we have benefited from increased sales of MP3 players that employ either of these standards. See “Business — Industry Background”. Worldwide sales of flash based and HDD based portable MP3 players increased by 147% from 15.7 million units in 2003 to 38.9 million units in 2004 according to IDC. Because we supply SoCs for use in MP3 players, we benefited greatly from this demand, and our revenues and profitability grew rapidly during this period. As a result, our financial results in 2004 are not comparable to our financial results in earlier periods. Further, IDC has forecast that worldwide demand for flash based and HDD based portable MP3 players will grow by 95% from 2004 to 2005. Consistent with these forecasts, our revenues and profitability have continued to grow in the nine month period ended September 30, 2005. However, it is unlikely that we will experience growth in revenues and profitability at a rate comparable to what we experienced during 2004 and the first nine months of 2005 when consumer demand for MP3 players began to rapidly increase.

Short product life cycle for MP3 players

The MP3 player market has been characterized by rapidly changing technical standards and consumer preferences. Consumers generally expect that new product releases will have more capabilities than previous generations. To succeed in this intensely competitive and quickly evolving market, brand owners must constantly and rapidly introduce MP3 players with more functions and enhanced features and design. As a SoC and total solutions provider for these brand owners, we typically introduce a new generation of SoCs with increased functionality and enhanced features and design every three to six months.

The selling price of any particular model of our SoCs for MP3 players declines over time as it reaches maturity in the product life cycle. In general, we earn higher margins when a new SoC model is first introduced to the market and experience a corresponding decline in margins as its selling price declines. However, we are able to partially offset the decline in margins of a particular SoC with greater yields as we enter the mass production phase of manufacturing. Our margins also decline towards the end of the product life cycle for a particular SoC as we discount the selling price of that product in order to exhaust our inventory as we introduce new products. Our ATJ 2075 series SoCs for MP3 players matured in the product life cycle in 2004, and our units shipped and selling prices of these SoCs declined between the fourth quarter of 2004 and the first half of 2005. We discontinued shipments of our ATJ 2075 series products in August 2005. We strive to develop and introduce new SoCs, such as our ATJ 2097 series SoCs, which we expect will offset, in part, the decline in average selling prices of older series. In the past, we have been able to limit the decline in our average selling prices and reduce the impact on our overall margins by quickly introducing new products with additional functions and features or at smaller process geometries and correspondingly reduced costs of production. In the event that we are not able to timely introduce new products, our average selling prices will decline and we may not be able to offset such declines by realizing additional production efficiencies.

Seasonality of the demand for our products

Like sales for most consumer electronics products, MP3 player sales tend to increase significantly in the third and fourth quarters of each year, when customers place orders to meet year-end holiday demand. Because almost all of our products are designed for incorporation into MP3 players, our business is subject to seasonality. In 2004 and the first nine months of 2005, our sales have grown rapidly, which has offset the effects of seasonal fluctuations in demand. If our growth rates decline in future periods, seasonality may have a more pronounced effect on our sales, and cause our quarterly results to fluctuate significantly in future periods.

Foundry capacity and fees

To maximize our unit sales and profits, we must secure guaranteed foundry capacity that is adequate to produce all of the SoCs that we can sell to our customers at a price that enables us to maintain or increase our profit margins. Foundry fees are affected by the volume of our purchases and, overall market demand, and tend to be cyclical. Because contract foundries have a fixed capacity, in times of strong market demand, the fees that contract foundries charge for their wafer products and services increase, and correspondingly in times of lesser market demand, foundry fees and the cost of wafers generally decrease. As a result, if the overall demand for consumer electronics products is high, contract foundries that manufacture semiconductor chips for electronics products will increase the prices that they charge to their customers, including our company. While our increased sales volumes have helped us to negotiate better pricing terms with our foundries, we are still subject to seasonal and other factors affecting foundry capacity that are beyond our control.

During certain periods after we commenced commercial production in 2002, we have experienced times where contract foundries lacked sufficient capacity to fulfill all of our demand for SoCs, and our ability to increase our sales was adversely impacted. For example, we experienced a minor wafer supply shortage in the first half of 2004. As demand for our products has increased, our larger volume requirements from our contract foundries have enabled us to better secure guaranteed capacity. We currently maintain strong relationships with three contract foundries and are developing relationships with additional foundries to ensure we have alternative manufacturing capabilities if our principal contract foundries fail to achieve satisfactory yields or are unable to meet our requirements. However, there are many purchasers of foundry products and services that are larger than us, and our ability to source adequate foundry services could be effected by significant increases in demand for consumer electronics products.

Financial Operations Overview

The following describes key components of our statements of operations:

Revenues

We generate revenues primarily from sales of our SoCs for MP3 players and to a lesser extent from sales of our SoCs for energy metering products. We also generate limited revenues from providing semiconductor product testing services.

SoCs for MP3 Players

The revenues from our SoCs for MP3 players are affected by the volume of units shipped and average selling prices, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for MP3 players mature in the market, their selling prices tend to decline over time. We have been able to limit the decline in average selling prices of our SoCs for MP3 players by introducing new products with additional features and functions with higher initial selling prices. In 2004 and in the nine months ended September 30, 2005, sales of SoCs for MP3 players accounted for approximately 94.4% and 97.9% of our total revenues, respectively. Our SoCs were principally used in flash-based MP3 players in these periods, with sales of SoCs for HDD-based MP3 players accounting for only a nominal amount of our total sales of SoCs for MP3 players.

SoCs for Energy Metering Products

In 2004 and the nine months ended September 30, 2005, sales of our SoCs for energy metering products accounted for 0.5% and 1.1% of our total revenue, respectively. Due to the growing demand for energy metering products resulting from continued infrastructure development in China, we expect that the percentage of our revenues derived from sales of SoCs for energy metering products will increase over the next several years. Our margins on SoCs for energy metering products have been generally higher than our margins on our SoCs for MP3 players.

TxRx SoCs

We previously designed and manufactured SoCs for remote control toy cars, which we refer to as TxRx SoCs. In 2004 and the nine months ended September 30, 2005, sales of TxRx SoCs accounted for 1.6% and 0.8% of our total revenue, respectively. In the first quarter of 2005, we made the decision to discontinue the sale of TxRx SoCs in order to focus more on our core business of producing SoCs for MP3 players, and granted rights to use our proprietary TxRx technology to a third party in exchange for a one-time payment of license fees. We recorded the license fees under other income. We do not expect to generate revenue from sales of TxRx SoCs in future periods.

Semiconductor Product Testing Services

We provide semiconductor product testing services to our customer, Top Concept Technology Limited, when we have excess capacity in our semiconductor product testing operations. In 2004, semiconductor product testing services provided to Top Concept accounted for 1.4% of our total revenue. However, we are only able to provide these services when our semiconductor product testing equipment is not fully utilized and we have excess capacity. As a result of our increased production of SoCs for MP3 players, we do not anticipate having meaningful levels of excess capacity in our testing operations, and therefore do not expect that semiconductor product testing services will contribute materially to our revenues in 2005 or beyond.

Cost of Revenues

Our cost of revenues are comprised of costs for our SoC products and semiconductor product testing services.

SoCs

Cost of revenues for our SoC products primarily consists of our foundry fees, external testing and packaging fees, royalty payments and licensing fees, and personnel and occupancy expenses associated with our operations. In addition, we include inventory handling costs, obsolete inventory write-downs and transportation costs in our cost of revenues. The inventory write-downs have been immaterial and to date, and we have not been required to provide an allowance. There can be no assurance, however, that a decrease in average selling prices in the future would not require us to provide for an allowance in future periods.

In general, our per unit costs, including fees for silicon wafers and external testing and packaging, declined for the majority of our SoC products beginning from the first quarter of 2004 through the second quarter of 2005 as we increased the volume of our orders.

Foundry Fees:    We outsource the manufacturing of our SoC products to contract foundries. Foundry fees, which include both the purchase of silicon wafers and the foundries’ processing charges, are the largest component of our cost of revenues, comprising 53.8% and 63.2% of our cost of revenues in 2004 and the nine months ended September 30, 2005, respectively. We expect that foundry fees will continue to comprise the largest portion of our costs of revenues for the foreseeable future.

Royalty Payments and Licensing Fees:    We have entered into licensing agreements with respect to third-party technologies that we use in our products. Our most important licenses include those for MP3 digital compression technologies from Thomson Multimedia, WMA compression technology and digital rights management from Microsoft, surround sound from SRS Labs, Inc. and CPU core from MIPS Technologies. We generally pay licensing fees at the time we enter into the licensing agreement with the technology licensor. In addition, we pay royalty fees to the technology licensors based on the number of products we sell using the licensed technology. In general, however, the royalty payments that we pay are capped at a fixed maximum amount. As a result, product shipments made above the levels at which maximum royalty payments are required result in a higher margin per unit. Royalty payments and licensing fees accounted for the second largest portion of our cost of revenues, comprising 22.5% and 19.0% of our cost of revenues in 2004 and the nine months ended September 30, 2005, respectively.

External Testing and Packaging:    We test the silicon wafers used in the production of our SoCs internally or outsource testing operations to third party testing houses. We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third party testing houses whenever our production volume exceeds our testing capacity. After testing, we employ third-party subcontractors to slice wafers into individual die, and assemble and package the die into finished semiconductor packages, which processes are collectively referred to as “packaging”. Fees to third party testing and packaging companies accounted for 15.5% and 14.5% of our cost of revenues in 2004 and the nine months ended September 30, 2005, respectively.

Semiconductor Product Testing Services

Our cost of revenues for semiconductor product testing services consists of depreciation and amortization costs for product testing equipment and costs associated with operating this equipment. We also include personnel and occupancy expenses associated with our product testing services in our cost of revenues.

Gross Profit

As the industry in which we compete is characterized by intense competition, SoC platform providers, including our company, continuously invest in research and development to update and improve product features and functions. As a result, selling prices for products with less advanced features and functions generally decline over time as newer products are introduced. This aspect of the MP3 player market means that in order to maintain our competitiveness and gross profit margins, we are required to continue to develop and offer products with improved features and additional functionality. We expect that our overall gross profit, as a percentage of revenues, may fluctuate from period to period as a result of shifts in product mix, changes in demand by consumers, changes in our pricing polices and those of our competitors, and new product introductions by us and our competitors.

Operating Expenses

Our operating expenses include research and development, selling and marketing and general and administrative expenses.

Research and development expenses

Research and development expenses consist primarily of engineering expenses, costs associated with our electronic design automation software, depreciation on research and development equipment, and the cost of parts and materials for prototypes, as well as salaries, employee benefit and related expenses of employees engaged in research, design and development activities, including certain employees staffing our technology service center. We allocate the salaries, employee benefits and expenses attributable to engineers employed in our technology service center to research and development expenses, as the primary duty of these engineers is to provide customization services to our customers as a part of our total solutions. Such services are provided to our customers free of charge and prior to our receipt of purchase orders. As such, customers are under no obligation to reimburse us for costs incurred during this process or to actually purchase products from us. We expense all research and development costs as they are incurred. We believe that continued investment in research and development is critical to meeting the changing requirements of our customers and to our overall long-term success. Accordingly, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and the life cycles of our products shorten. See “Business — Research and Development” for additional information on our research and development efforts.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries, employee benefits, and related expenses for human resources, finance personnel and senior management. We also record expenses we incur for professional services, including fees related to our litigation with SigmaTel, as general and administrative expenses. We expect our general and administrative expenses to increase in the future as we hire additional experienced management personnel to further expand our business, and incur professional service fees, such as legal and accounting fees, after we become a public company.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salaries, employee benefits and related expenses for our sales and marketing department. It also includes the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our sales and marketing expenses to increase in the future.

Other Income

We record our other income net of interest expense and other expenses associated with other income. Our other income has principally comprised interest income, subsidies and various non-recurring items.

Interest income

We earn interest income from our demand deposit accounts as a part of our cash management.

Other operating income

Our other income consists of rent subsidy provided by the Zhuhai municipal government for our headquarters and research facilities, and project awards for certain research projects that we undertake at the request of the PRC government.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition; (b) allowance for doubtful accounts; (c) allowance for obsolete inventories and (d) provision for litigation claims. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue Recognition

Our revenues are primarily derived from the sale of SoC products that we design and develop at our own expense. We recognize revenue based on firm customer orders with fixed terms and conditions, including price. We recognize revenue when delivery has occurred and collectibility is determined to be reasonably assured. We also provide semiconductor product testing, and revenue is recognized when the services are rendered. We do not provide our customers with price protection and only provide the right of return for defective goods in connection with our warranty policy. To date, the costs of our warranty policy have been insignificant.

Allowance for Doubtful Accounts

Although we historically have not recorded allowance for doubtful accounts, in the future and from time to time, we may make such allowance based on our assessment of our customers’ credit worthiness on a case-by-case basis. On an ongoing basis, we analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we will record an allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. As our business grows, we expect our accounts receivable balance to increase. If the financial condition of our customers deteriorates, we may recognize allowance on such uncollectable accounts receivable, which would adversely impact our future operating results.

Allowance for Obsolete Inventories

We value our inventory at the lower of the actual costs of our inventory or its current estimated market value based on the selling prices of our SoCs. We record inventory provisions for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provisions may be required.

Provision for Litigation Claims

We have been subject to legal proceedings and claims with respect to matters such as patents as identified in “Business — Legal Proceedings” in this document. Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property.

It is possible that other companies might pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringed technology, pay substantial damages under applicable law, cease the use and sale of infringing products or to expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

We are currently involved in certain claims and legal proceedings and have incurred costs associated with defending these matters. Periodically, we review the status of each significant matter and assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. If we estimate that loss will be within a range, and no amount within the range is considered a better estimate than any other amount then we would record the minimum estimated liability. Because of uncertainties related to these matters, accruals, if any, will be based only on the best information available at the time.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,						For the nine months ended September 30,
	2002(1)		2003		2004		2004		2005
	(thousands)
Revenues:
System-on-a-chip products	US$	137	US$	4,319	US$	55,236	US$	23,057	US$	109,505
Semiconductor product testing services		—		1,242		2,021		2,013		218

Total revenues		137		5,561		57,257		25,070		109,723

Cost of revenues:
System-on-a-chip products		(93)		(2,868)		(25,565)		(11,389)		(43,283)
Semiconductor product testing services		—		(793)		(1,575)		(1,571)		(56)

Total cost of revenues		(93)		(3,661)		(27,140)		(12,960)		(43,339)

Gross profit		44		1,900		30,117		12,110		66,384

Other income		113		118		128		103		955

Operating expenses:
Research and development		(344)		(1,139)		(2,400)		(1,613)		(6,501)
General and administrative		(242)		(331)		(769)		(440)		(5,935)
Selling and marketing		(72)		(417)		(594)		(334)		(1,484)

Total operating expenses		(658)		(1,887)		(3,763)		(2,387)		(13,920)

Income (loss) from operations		(501)		131		26,482		9,826		53,419
Interest income		—		2		28		20		580

Income (loss) before income taxes		(501)		133		26,510		9,846		53,999

Income taxes		—		—		(25)		—		(296)

Net income (loss)	US$	(501)	US$	133	US$	26,485	US$	9,846	US$	53,703

(1)	We commenced commercial sales of our SoCs during the fourth quarter of 2002.

	For the year ended December 31,			For the nine months ended September 30,
	2002(1)	2003	2004	2004	2005
	%	%	%	%	%
Revenues:
System-on-a-chip products	100.0	77.67	96.47	91.97	99.80
Semiconductor product testing services	—	22.33	3.53	8.03	0.20

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
System-on-a-chip products	(67.88)	(51.57)	(44.65)	(45.43)	(39.45)
Semiconductor product testing services	—	(14.26)	(2.75)	(6.27)	(0.05)

Total cost of revenues	(67.88)	(65.83)	(47.40)	(51.70)	(39.50)

Gross profit	32.12	34.17	52.60	48.30	60.50

Other income	82.48	2.12	0.22	0.41	0.87
Operating expenses:
Research and development	(251.10)	(20.48)	(4.19)	(6.43)	(5.93)
General and administrative	(176.64)	(5.95)	(1.34)	(1.76)	(5.41)
Selling and marketing	(52.55)	(7.50)	(1.04)	(1.33)	(1.35)

Total operating expenses	(480.29)	(33.93)	(6.57)	(9.52)	(12.69)

Income (loss) from operations	(365.69)	2.36	46.25	39.19	48.68

Interest income	—	0.03	0.05	0.08	0.53

Income (loss) before income taxes	(365.69)	2.39	46.30	39.27	49.21

Income taxes	—	—	(0.04)	—	(0.27)

Net income (loss)	(365.69)	2.39	46.26	39.27	48.94

(1)	We commenced commercial sales of our SoCs during the fourth quarter of 2002.

Nine Months ended September 30, 2004 and 2005

Revenues

Revenues increased by US$84.6 million, or 337%, from US$25.1 million in the nine months ended September 30, 2004 to US$109.7 million in the nine months ended September 30, 2005. This increase was due primarily to an increase of 605.40% in units shipped of our SoCs for MP3 players. This increase was partially offset by a decline in the average selling prices of our SoCs for MP3 players in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. Our average selling prices declined in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004, as we faced increased pricing pressure from the release of competing SoC products, and aggressive pricing strategies employed by other SoC designers.

In addition, our 2075 Series SoC products began to reach maturity in their product life cycle commencing in late 2004. As a result, we shipped 74.4% less 2075 series SoCs, and the average selling prices of 2075 series SoCs declined by 37.6%, in the first quarter of 2005 compared to the fourth quarter of 2004. These trends continued in the second quarter of 2005, and we discontinued shipment of 2075 Series SoC products in August 2005. In addition, we experienced an increase in demand for certain of our lower priced SoCs, such as our five series SoCs, which contributed to the decrease in average selling prices.

Offsetting these factors in part, we increased our efforts to promote our new 2085 series SoCs, and experienced a significant increase in shipments of our 2085 series SoCs commencing in the fourth quarter of 2004 and continuing through the first half of 2005. Further, we introduced our 2097 series SoCs in August 2005, which provide more functionality than our earlier series SoCs and generate higher average selling prices. However, the benefit on our average selling prices of these newer SoC products was partially limited as we reduced our pricing to take advantage of opportunities to increase our sales volume and market share as MP3 players became increasingly popular.

Revenues from our semiconductor product testing services decreased by US$1.8 million, or 89%, from US$2.0 million in the nine months ended September 30, 2004 to US$218,000 in the nine months ended

September 30, 2005 due primarily to lack of excess capacity in our semiconductor product testing equipment caused by an increase in units shipped of our SoC products. We only generate revenues from semiconductor product testing services when we have capacity in excess of what we need to test our own products. Our principal focus is increasing the number of SoC products that we sell to customers. Therefore, we have no plans to expand our semiconductor product testing services.

Revenues from SoCs for energy metering products increased by US$939,000, or 423%, from US$222,000 in the nine months ended September 30, 2004 to US$1.2 million in the nine months ended September 30, 2005. Sales in the nine months ended September 30, 2005 increased as we began actively marketing these products to customers in March 2005.

Cost of Revenues

Cost of revenues increased by US$30.3 million, or 233%, from US$13.0 million in the nine months ended September 30, 2004 to US$43.3 million in the nine months ended September 30, 2005, due primarily to an increase in units shipped of our SoC products and the associated costs to produce and support shipment of higher unit volumes, including increased foundry fees, royalty payments, licensing fees and external testing and packaging costs.

The increase in our revenues was greater than the increase in our cost of revenues principally because we were able to spread our fixed costs over a much greater number of products sold, and our operating efficiency and the production yields achieved by our contract foundries increased substantially. As a result, per unit costs, including fees for silicon wafers and external testing and packaging fees, declined for most of our SoC products in the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004.

Cost of revenues for our semiconductor product testing services decreased by US$1.5 million, or 94%, from US$1.6 million in the nine months ended September 30, 2004 to US$56,000 in the nine months ended September 30, 2005 as our increased sales of SoC products limited our capacity to provide these services.

Cost of revenues attributable to foundry fees, which is the largest component of our cost of revenues, increased by 303.3% in the nine months ended September 30, 2005. Increases in royalty payments and licensing fees of US$5.9 million, or 254.7%, and external testing and packaging costs of US$3.8 million, or 152.5%, also contributed to the increase in our cost of revenues.

Gross Profit

As a result of the increase in sales of our SoC products, gross profit increased by US$54.3 million, or 449%, from US$12.1 million in the nine months ended September 30, 2004 to US$66.4 million in the nine months ended September 30, 2005. Our gross profit margin was 60.5% in the nine months ended September 30, 2005 compared to 48.3% in the nine months ended September 30, 2004. We were able to increase our overall gross profit margin primarily by decreasing our unit costs and despite decreased average selling prices. Our decrease in unit costs was primarily due to lower wafer costs during this period and our ability to spread fixed costs across a greater number of products sold.

Other Income

Other income increased by US$852,000, or 827%, from US$103,000 in the nine months ended September 30, 2004 to US$955,000, in the nine months ended September 30, 2005. The increase was primarily attributable to income of US$620,000 recognized on the grant of rights to use our proprietary TxRx technology to a third party during the first quarter of 2005. TxRx refers to our intellectual property and know-how with respect to the design and manufacture of SoCs for use with remote control toy cars.

Operating Expenses

Total operating expenses increased by US$11.5 million, or 479%, from US$2.4 million in the nine months ended September 30, 2004 to US$13.9 million in the nine months ended September 30, 2005.

Research and development expenses increased by US$4.9 million, or 306%, from US$1.6 million in the nine months ended September 30, 2004 to US$6.5 million in the nine months ended September 30, 2005, due primarily to a significant increase in cash bonuses to our employees. We awarded discretionary bonuses in an amount of US$4.4 million to certain research and development personnel on various occasions during the nine months ended September 30, 2005 as a reward for the success of our various product roll-outs, including new applications and solutions for our eight series products and the introduction of our nine series products. In response to our strategic initiatives, coupled with the growing demand for our SoC products, we increased the number of our research and development personnel throughout 2004 and in the nine months ended September 30, 2005. As a result, we employed 159 research and development personnel as of September 30, 2005, an increase of 47.2% over the 108 research and development personnel employed as of September 30, 2004. Please see “Business — Research and Development” for more information on our current research and development initiatives.

General and administrative expenses increased by US$5.5 million, or 1,241%, from US$440,000 in the nine months ended September 30, 2004 to US$5.9 million in the nine months ended September 30, 2005, due primarily to the legal fees and litigation expenses of approximately US$4.0 million, which we incurred in the nine months ended September 30, 2005 in connection with our intellectual property dispute with SigmaTel. See “Business — Legal Proceedings.” Also contributing to the increase was our higher number of administrative personnel added in response to the overall expansion of our business.

Sales and marketing expenses increased by US$1.2 million, or 359%, from US$334,000 in the nine months ended September 30, 2004 to US$1.5 million in the nine months ended September 30, 2005, due primarily to the increase in the awards of bonuses for services provided by our sales and marketing personnel and the increase in the number of our sales and marketing personnel, as well as our continued efforts to develop and maintain customer relationships.

Income from Operations

As a result of the foregoing, our income from operations increased by US$43.6 million, or 445%, from US$9.8 million in the nine months ended September 30, 2004 to US$53.4 million in the nine months ended September 30, 2005.

Interest Income

We recorded interest income of US$20,000 for the nine months ended September 30, 2004. As our profitability improved throughout 2004 and into 2005, and we sustained positive cash flows, our interest income increased to US$580,000 for the nine months ended September 30, 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues

Revenues increased by US$51.7 million, or 923%, from US$5.6 million in 2003 to US$57.3 million in 2004, due primarily to an increase of 1,544% in units shipped of our SoCs for MP3 players beginning in the second quarter of 2004, which was in turn caused by increased demand for MP3 players. Average selling prices did not change in 2004 versus 2003. While our ATJ 2075 series SoCs matured in late 2004, and experienced some moderate declines in price, we introduced our ATJ 2085 series SoCs in mid 2004, which helped to offset such declines. Our increased revenues from sales of SoCs for MP3 players were offset in part by a decline in revenues from sales of TxRx as we began to phase out sales of these products.

Revenues from our semiconductor product testing services increased by US$0.8 million, or 66%, from US$1.2 million in 2003 to US$2.0 million in 2004. This increase was due principally to our purchase of semiconductor product testing equipment as a part of our expansion, and the utilization of the excess capacity of that equipment.

Cost of Revenues

Cost of revenues increased by US$23.4 million, or 632%, from US$3.7 million in 2003 to US$27.1 million in 2004, due primarily to an increase in units shipped of our SoCs for MP3 players and associated costs to support shipment of higher unit volumes. As a direct result of our increased production and sale of SoCs for MP3 players, cost of revenues attributable to foundry fees, which is the largest component of our cost of revenues, increased by 618%. Increases in royalty payments and licensing fees of US$5.7 million, or 1,544%, and external testing and packaging costs of US$3.1 million, or 293%, also contributed to the increase in our cost of revenues in 2004 compared to 2003.

Gross Profit

As a result of the increase in sales, gross profit increased by US$28.2 million, or 1,484%, from US$1.9 million in 2003 to US$30.1 million in 2004. Our gross profit margin was 52.6% in 2004 compared to 34.2% in 2003. We were able to increase our overall gross profit margin as a result of a decrease in our per unit costs of our SoCs for MP3 player by 30% while our average selling prices remained level.

Other Income

Other income increased by US$10,000, or 8%, from US$118,000 in 2003 to US$128,000 in 2004. The increase was primarily due to a grant from a PRC government sponsored software development fund in the amount of US$18,000.

Total Operating Expenses

Total operating expenses increased by US$1.9 million, or 100%, from US$1.9 million in 2003 to US$3.8 million in 2004, due to increases in our research and development expenses, general and administrative expenses and sales and marketing expenses.

Research and development expenses increased by US$1.3 million, or 118%, from US$1.1 million in 2003 to US$2.4 million in 2004, due primarily to increases in bonuses to our research development personnel and increased costs associated with new product development and an increase of 26 employees in our research and development department during 2004.

General and administrative expenses increased by US$438,000, or 132%, from US$331,000 in 2003 to US$769,000 in 2004, due primarily to increases in bonuses and costs associated with an increase in our administrative personnel added to support the overall expansion of our business.

Sales and marketing expenses increased by US$177,000, or 42%, from US$417,000 in 2003 to US$594,000 in 2004, due primarily to increases in the number of sales and marketing personnel and payment of salary bonuses, as well as increased transportation costs, including insurance expenses due to increased units shipped of our SoCs.

Income from Operations

As a result of the foregoing, our income from operations increased by US$26.4 million, or 20,153%, from US$131,000 in 2003 to US$26.5 million in 2004.

Interest Income

Interest income increased by US$26,000, or 1,300%, from US$2,000 in 2003 to US$28,000 in 2004, due to the increase in our cash from operations that was deposited in an interest earning time deposit account.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Prior to mid 2002, our principal activities consisted of the acquisition of research and development personnel, establishing our design facilities and other preparatory activities. We began business operations in June 2002 and made our initial product sales in November 2002. As a result, our results of operations for the year ended December 31, 2002 represent less than one fiscal quarter of product sales, and comparison of such results to our results of operations for the year ended December 31, 2003 may not be meaningful.

Revenues

Revenues increased by US$5.4 million, or 3,942%, from US$137,000 in 2002 to US$5.6 million in 2003, due primarily to an increase in units shipped of our SoCs. In 2003, we began to increase our range of SoCs for MP3 players significantly, and launched our ATJ 2071, 2073 and 2075 series SoCs in the second and third quarters of that year.

Cost of Revenues

Cost of revenues increased by US$3.6 million, or 3,871%, from US$93,000 in 2002 to US$3.7 million in 2003, in proportion to our increase in units shipped of our SoCs for MP3 players. As a direct result of our increased production and sale of SoCs for MP3 players, cost of revenues attributable to foundry fees increased by 3,550%. We commenced making royalty payments and licensing fees in 2003, which also contributed to the increase in our cost of revenues.

Gross Profit

Gross profit increased by US$1.9 million, or 4,318%, from US$44,000 in 2002 to US$1.9 million in 2003 as a result of the increase in sales of our SoCs.

Other Income

Other income increased by US$5,000, or 4% from US$113,000 in 2002 to US$118,000 in 2003 due to our sales of reference designs that demonstrate our total solutions to our customers.

Total Operating Expenses

Total operating expenses increased by US$1.2 million, or 171%, from US$0.7 million in 2002 to US$1.9 million in 2003, due to increases in our research and development expenses, general and administration expenses and sales and marketing expenses corresponding to our increase in sales of our SoC products.

Research and development expenses increased by US$795,000, or 231%, from US$344,000 in 2002 to US$1.1 million in 2003, due primarily to increases in bonuses and costs associated with a significant increase in personnel. Our research and development personnel increased by 23 employees, or 35%, from 65 research and development personnel employed at December 31, 2002 to 88 research and development personnel employed at December 31, 2003.

General and administrative expenses increased by US$89,000, or 37%, from US$242,000 in 2002 to US$331,000 in 2003, due primarily to payment of bonuses and the addition of administrative personnel to support our growing sales of SoCs for MP3 players, as well as increased depreciation expenses relating to office equipment.

Sales and marketing expenses increased by US$345,000, or 479%, from US$72,000 in 2002 to US$417,000 in 2003, due primarily to an increase in the number of our sales and marketing personnel, increased sales and marketing efforts associated with our sale of existing and new products, and our efforts to develop new customer relationships.

Income from Operations

As a result of the foregoing, our income from operations increased by US$632,000 from a loss of US$501,000 in 2002 to an income of US$131,000 in 2003.

Interest Income

We recorded interest income of US$2,000 in 2003 from cash from operations that was deposited in an interest earning time deposit account.

Quarterly Financial Information

The following table sets forth selected results of operations data derived from our unaudited consolidated financial statements, expressed in thousands of U.S. dollars, for the three-month periods ended on the dates indicated.

	For the three months ended
	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003		March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004		March 31, 2005		June 30, 2005		September 30, 2005
	(thousands)
Revenues	US$	180	US$	373	US$	2,470	US$	2,538	US$	2,834	US$	8,035	US$	14,201	US$	32,187	US$	34,306	US$	37,128	US$	38,289
Cost of revenues		(84)		(257)		(1,542)		(1,778)		(1,699)		(4,302)		(6,959)		(14,180)		(14,291)		(13,197)		(15,851)

Gross profit		96		116		928		760		1,135		3,733		7,242		18,007		20,015		23,931		22,438

Other income		28		32		29		29		29		21		53		25		703		160		92
Operating expenses
Research and development		(142)		(209)		(267)		(521)		(429)		(677)		(507)		(787)		(1,115)		(3,273)		(2,113)
General and administrative		(50)		(70)		(78)		(133)		(122)		(138)		(180)		(329)		(1,504)		(3,118)		(1,313)
Selling and marketing		(55)		(73)		(138)		(151)		(79)		(110)		(145)		(260)		(269)		(761)		(454)

Total operating expenses		(247)		(352)		(483)		(805)		(630)		(925)		(832)		(1,376)		(2,888)		(7,152)		(3,880)

Income (loss) from operations		(123)		(204)		474		(16)		534		2,829		6,463		16,656		17,830		16,939		18,650
Interest income		—		—		1		1		1		7		12		8		36		308		236

Income (loss) before income taxes		(123)		(204)		475		(15)		535		2,836		6,475		16,664		17,866		17,247		18,886
Income taxes		—		—		—		—		—		—		—		(25)		—		—		(296)

Net income (loss) from the period	US$	(123)	US$	(204)	US$	475	US$	(15)	US$	535	US$	2,836	US$	6,475	US$	16,639	US$	17,866	US$	17,247	US$	18,590

Revenues

Our revenues have increased in each quarter beginning with the first quarter of 2003 through the third quarter of 2005. However, as we only commenced commercial sales in the fourth quarter of 2002, and the increase in demand for MP3 players is a relatively recent phenomenon, we do not believe that period-to-period comparisons of our revenues are necessarily meaningful as we are unlikely to be able to sustain this rate of growth in future periods. Our SoC products are used primarily in consumer electronics products, and accordingly, we believe that our sales will be subject to seasonality, with potentially lower revenues in the first and second quarters of each year and increased revenues in the third and fourth quarters of each year, when customers place orders to meet year-end holiday demand. However, our rapid and continued growth since 2003 makes it difficult for us to determine the effects of seasonality on our results of operations, and makes it challenging for us to plan for future periods when we expect that our rate of growth will slow and the effects of seasonality to become more pronounced.

Cost of Revenues

Cost of revenues has generally increased in each quarter beginning with the first quarter of 2003 through the first quarter of 2005, with the exception of a decrease in the first quarter of 2004. This decrease resulted primarily from the market acceptance of our ATJ 2075 series SoCs in the first quarter of 2004, which have lower manufacturing costs and higher margins than prior series SoCs. Our cost of revenues also decreased in the second quarter of 2005 compared to the first quarter of 2005 as a result of our reaching a milestone in units shipped that allowed us to pay reduced royalty fees per SoC for the remainder of 2005.

Gross Profit

Gross profit has also generally increased in each quarter beginning with the first quarter of 2003 through the second quarter of 2005, consistent with the increase in quarterly revenues. However, our gross profit declined by 18% in the fourth quarter of 2003 from the third quarter of 2003 due primarily to a decrease in our average selling prices, which in turn was primarily due to a decrease in the selling price of our ATJ 2073 series SoCs as they reached maturity in their product life cycle. Our ATJ 2073 series SoCs was replaced by our ATJ 2075 series

SoCs which commanded a higher selling price than the previous model. We subsequently replaced the ATJ 2075 series with our ATJ 2085 series SoCs. Our gross profit also decreased in the third quarter of 2005 in comparison to the second quarter of 2005 primarily due to a decrease in our average selling prices as we faced increased pricing pressure from the release of competing SoC products, and aggressive pricing strategies employed by other SoC designers.

Operating Expenses

Total operating expenses increased throughout 2003 as we added research and development and administrative personnel during the year. Our operating expenses decreased in the first quarter of 2004 in comparison with the fourth quarter of 2003, primarily as a result of the cost of bonuses granted in the fourth quarter of 2003 and greater research and development costs incurred in the fourth quarter of 2003. We also established our export trade office in Hong Kong on January 1, 2004, which enabled us to reduce our operating expenses related to payment of commissions to third-party distributors. Our operating expenses decreased in the third quarter of 2004 in comparison with the second quarter of 2004, because of additional research and development costs incurred in the second quarter of 2004. Our operating expenses also decreased in the third quarter of 2005 in comparison to the second quarter of 2005, because in the second quarter of 2005 we accrued US$3.6 million in employee bonuses for their performance. In addition, we incurred litigation expenses in the amount of US$2.4 million during the second quarter.

Net Income

As a result of the foregoing, our net income increased in each quarter beginning with the first quarter of 2003 through the first quarter of 2005, other than a decrease in the fourth quarter of 2003. Net income also decreased slightly in the second quarter of 2005.

Our quarterly results of operations have varied in the past and we expect them to vary in future periods. We believe that period-to-period comparisons of our revenues and operating results for the three months ending March 31, 2003 through the three months ending September 30, 2005 reflect the start-up nature of our operations and the significant growth in sales of our SoCs driven primarily by the increase in popularity of MP3 players during this period. As a result, such comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. If we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline.

Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,						For the nine months ended September 30,
	2002		2003		2004		2004		2005
	(thousands)
Net cash provided by (used in) operating activities	US$	(572)	US$	(381)	US$	29,694	US$	5,631	US$	55,017
Cash used in investing activities		(517)		(355)		(997)		(624)		(4,958)
Cash provided by financing activities		1,882		2,381		877		417		(17,629)
Effect of exchange rate changes		—		—		1		1		1,090

Net increase in cash and cash equivalents		793		1,645		29,575		5,425		33,520
Cash and cash equivalents, beginning of year/period		—		793		2,438		2,348		32,013

Cash and cash equivalents, end of year/period	US$	793	US$	2,438	US$	32,013	US$	7,863	US$	65,533

On September 30, 2005, we had US$65.5 million of cash and cash equivalents. Our primary sources of liquidity prior to mid 2004 were cash contributions from our shareholder. In the second half of 2004 we began to generate significant cash flow from operations. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, and the proceeds of capital markets transactions, including this offering.

Operating Activities

Net cash provided by operating activities amounted to US$55.0 million in the nine months ended September 30, 2005, principally reflecting our net income during this period of US$53.7 million and an increase in accrued expenses of US$8.93 million relating to unpaid legal fees and accrued bonuses. Our net cash provided by operating activities was less than our net income because of increased inventory levels, increased payments of refundable value-added taxes on our exported products and increased balances of other pre-paid expenses.

During the first quarter of 2004 we instituted an inventory management policy to maintain inventory levels equivalent to no more than 30 to 40 days of sales. In connection with this policy, our inventory balances increased together with our increased sales volume. Our inventories increased further in the nine months ended September 30, 2005 as a result of these efforts. For the year ended December 31, 2004, cash provided by operating activities was US$29.7 million reflecting our net income of US$26.5 million generated in this period. Our net cash provided by operating activities was greater than our net income because of an increase in accounts payable of US$9.3 million as a result of our suppliers’ willingness to extend credit terms to us, which typically call for settlement within 30 days, combined with higher purchases in support of increased production levels. In addition, we deferred payment of US$3.8 million of royalty expenses during 2004 because our units shipped increased sharply at the end of the year. On the other hand, we used cash to finance an increase in our accounts receivable of US$3.5 million, as we extended credit terms to several of our customers, which typically settle within 10 days, and an increase in inventories of US$4.0 million.

In 2003, our net cash used in operating activities was US$381,000, despite our net income of US$133,000, reflecting increased inventory levels and an increase in pre-paid expenses. Net cash used in operating activities in 2002 was US$572,000, reflecting principally our net loss of US$501,000.

Investing Activities

Net cash used in investing activities was US$5.0 million in the nine months ended September 30, 2005, US$1.0 million in 2004, US$0.4 million in 2003, and US$0.5 million in 2002. Net cash used in investing activities in the nine months ended September 30, 2005 consisted principally of an increase in restricted cash in the amount of US$2.48 million, reflecting a time deposit placed into an account with the Agriculture Bank of China as collateral for the short-term working-capital loan in the amount of RMB19.16 million (US$2.37 million). The interest payments on this loan are fully subsidized by the local government authorities in Zhuhai. This arrangement allows us to generate interest income on the restricted cash deposit while paying no interest on the loan.

Net cash used in investing activities in each of 2002, 2003 and 2004 was primarily for the purchase of capital equipment, including purchases of computer equipment and research and development tools, as well as testing equipment for our wafers and finished goods.

In addition, on July 15, 2005, we purchased 400,000 shares, representing 8% of the share capital, of Hi-Trend Investment Holding Co., Ltd., or Hi-Trend, an international business company incorporated in the British Virgin Islands for US$500,000, which will be accounted for as a cost method investment. Hi-Trend is an integrated circuit design company that designs integrated circuit drivers for organic light emitting diode displays, or OLEDs, incorporated in portable electronic devices. We may seek to cooperate with Hi-Trend to provide our customers with more comprehensive solutions by incorporating Hi-Trend’s OLED integrated circuit drivers into our total solutions for manufacture of personal media players.

Financing Activities

Net cash used in financing activities was US$17.6 million in the nine months ended September 30, 2005, reflecting a special dividend declared by our subsidiary Actions Semiconductor (Mauritius) in June 2005 in the amount of US$20 million, which was paid in July 2005. For more details, see “Dividend Policy.” In addition, net cash used in financing activities included US$2.4 million short-term loan from the Agriculture Bank of China. See “— Investing Activities” above. Net cash provided by financing activities was US$877,000 in 2004, US$2.4 million in 2003 and US$1.9 million in 2002, primarily reflecting cash contributions from our shareholder. In 2004, we received subsidies from local government authorities in Zhuhai that contributed to our net cash provided by financing activities in the amount of US$145,000. We do not expect such contributions to recur in the future.

As of September 30, 2005, our total borrowings of US$2.37 million consisted of the secured short-term loan from the Agriculture Bank of China with a fixed interest rate of 4.7% per annum.

Capital Expenditures

We have historically financed our capital expenditures, consisting principally of wafer and final product testing equipment as well as engineering tools, software and other intangible assets, with cash contributions from our shareholder and starting from the second half of 2004 with cash flows from operations. We made capital expenditures of US$509,000, US$347,000 and US$989,000 in 2002, 2003 and 2004, respectively. For the nine months ended September 30, 2005, our capital expenditures amounted to US$2.4 million.

As of September 30, 2005, we had no material commitments outstanding for capital expenditures. However, we anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. In addition, we plan to construct new corporate headquarters in Zhuhai in response to our anticipated growth. We may also establish offices in other cities in China, such as Beijing or Shanghai, to better serve customers we hope to develop in those areas. Accordingly, we expect to make additional capital expenditures totaling approximately US$0.9 million in 2005 and US$26 million in 2006 in connection with such efforts.

Capital Requirements

Our capital requirements depend on numerous factors, including:

•	market acceptance of our products;

•	our expenditures on research and development activities;

•	our expenditures on workstations, testing equipment, licenses and royalty payments and electronic design automation tools;

•	the resources we devote to marketing, selling and supporting our products;

•	the payment terms we negotiate with our customers;

•	market prices for our products; and

•	other working capital requirements.

We expect to devote substantial capital resources to support our research and development efforts, hire and expand our sales and marketing resources, and for other corporate activities. We believe that our current cash and cash equivalents, cash flow from operations, bank loans and the proceeds from the sale of our equity securities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months, and do not anticipate that we will require additional bank loans or proceeds from equity offerings during such period. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Corporate Structure

We are a Cayman Islands exempted company and substantially all of our operations are conducted through our PRC subsidiary. The ability of our PRC and other subsidiaries to make dividend and other payments to us may be restricted by factors that include compliance with various requirements of local company law and accounting principles, changes in applicable foreign exchange policies and other laws and regulations. In particular, under Chinese law, our PRC operating subsidiary, as a wholly foreign-invested enterprise, may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In addition, our PRC subsidiary, as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year at the discretion of its board of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not distributable to us in the forms of loans, advances, or cash dividends. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses.

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC regulations and accounting standards. Retained earnings calculated under PRC regulations and accounting standards may differ from retained earnings calculated in accordance with U.S. GAAP. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiary is restricted in its ability to transfer a portion of its net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately US$3.9 million, or 12.6% of our total consolidated net assets, as of December 31, 2004.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts.

Related Party Transactions

During the years ended December 31, 2002, 2003 and 2004, we received capital contributions of US$1.9 million, US$2.4 million and US$0.7 million, respectively, from our sole shareholder during those periods, Honorable Data. We have not engaged in any other transactions or loans with any related parties.

Contractual Obligations

We have entered into licensing agreements with respect to certain of our key technologies, including licensing MP3 digital compression technology from Thomson Multimedia, WMA compression technology and digital rights management, or DRM, from Microsoft, surround sound from SRS Labs, Inc. and CPU core from MIPS Technologies. Under these licensing agreements, we are required to pay royalties based on our units of shipment, which payments comprise a portion of our cost of revenue. In general, however, the royalty payments that we pay are capped at a fixed maximum amount. As a result, product shipments made above the levels at which maximum royalty payments do not increase our costs.

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2004:

	Payments due by period
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(thousands)
Other liabilities	US$	145	US$	—	US$	145	US$	—	US$	—
Capital commitment		28		28		—		—		—
Operating lease obligations		75		75		—		—		—
Purchase of products from contract foundries		6,403		6,403		—		—		—

Total contractual obligations	US$	6,651	US$	6,506	US$	145	US$	—	US$	—

At September 30, 2005, we have short-term bank loan of US$2,371,000 which is unsecured, bears interest at 4.7% per annum and is repayable within one year.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, China’s overall inflation rate, as represented by changes in the Consumer Price Index, was approximately -0.8% in 2002, 1.2% in 2003 and 3.9% in 2004.

Taxation

Our net income is primarily derived from our PRC subsidiary. PRC companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. However, our PRC subsidiary was established in the Zhuhai Special Economic Zone of China as a foreign invested enterprise and principally conducts its business operations in this zone. Therefore, it is subject to the reduced EIT rate of 15% and is exempt from EIT for its first two years of profitable operations after offsetting prior years’ tax losses, and will be entitled to a 50% reduction in its EIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. According to the Rules on Exemption or Reduction of Local Income Tax for Foreign Investment Enterprises promulgated by People’s Government of Guangdong Province effective on January 1, 1992, during such five-year preferential tax treatment period, our PRC subsidiary is exempt from the 3% local income tax.

As a result of such preferential tax treatment, our PRC subsidiary was exempt from EIT in the year ended December 31, 2004, which was the first year our PRC subsidiary achieved profitable operations after offsetting prior years’ tax losses. It will also be exempt from EIT for the year ended December 31, 2005. Thereafter, our PRC subsidiary expects to benefit from a 50% reduction in EIT, which will be 7.5% during each of years ending December 31, 2006, 2007 and 2008.

Pursuant to the Interim Regulations on Value Added Tax and its Implementation Rules issued in 1993, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received. We received a full rebate of the VAT on most of our export sales since the establishment of our PRC subsidiary through December 31, 2003. Due to changes in PRC regulations, from January 1, 2004 through October 31, 2004 we received a rebate of approximately 76% of our VAT payments. Beginning November 1, 2004 we resumed receiving a full rebate on our VAT payments. As most of our sales consist of exports, historically we have not incurred significant VAT expense.

We have historically had minimal taxable income in jurisdictions other than China.

A reconciliation between the benefits for EIT computed by applying the China tax rate to loss before income taxes is as follows:

	December 31,
	2002	2003	2004
Tax (benefit) provision at enterprise income tax rate	(15)%	15%	15%
Expenses not deductible for tax purpose	—	2%	—
Deferred taxes which will expire during tax exemption period	15%	—	—
Utilization of deferred tax assets not recognized	—	(17)%	—
Tax exemption granted to a PRC subsidiary	—	—	(15)%

Effective tax rate	—	—	—

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks. We have not used derivative financial instruments in our investment portfolio to hedge interest rate risks or otherwise. Interest-earning instruments carry a degree of interest rate risk. However, historically we have not been exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with the changes in interest rates.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollars. Our operating expenses and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and Renminbi. If the Renminbi appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline.

In the last five years, the exchange rate between the Renminbi and U.S. dollars has varied by less than one-tenth of one percent. However, on July 21, 2005, the PBOC adjusted the exchange rate of U.S. dollars to Renminbi from 1:8.27 to 1:8.11, resulting in an approximately 2% appreciation in the value of the Renminbi against the U.S. dollar. For more details, see “Risk Factors — Risks Related to Doing Business in China — Fluctuations in the value of the Renminbi could negatively impact our results of operations.” If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2004 which was used in preparing our audited financial statements as of and for the year ended December 31, 2004, our net asset value, as presented in U.S. dollars, would have been reduced by US$216,600 and US$1.0 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$216,600 and US$1.0 million, respectively.

We have experienced de minimis foreign exchange gains or losses to date, but recognized a foreign currency translations adjustment of approximately US$1.1 million during the nine months ended September 30, 2005. However, we do not engage in any hedging activities, and as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Recently Issued Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award — the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year beginning January 1, 2006. The adoption of this statement is not expected to have a material effect on our financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred on or after June 15, 2005. The adoption of this statement did not have a material effect on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on our financial position or results of operations.

OUR CORPORATE STRUCTURE

We were incorporated as an exempted company under the Companies Law (2004 Revision) of the Cayman Islands on July 27, 2005 for the purpose of becoming the sole shareholder of Actions Semiconductor Co., Ltd., a “category 2” global business company incorporated in the Republic of Mauritius, which we refer to as Actions Semiconductor (Mauritius). A category 2 global business license is issued by the Financial Services Commission of Mauritius to a private company carrying on a qualified global business in a currency other than the Mauritian currency with persons who are resident outside of Mauritius. A preferential tax regime is applicable in Mauritius to a company holding a category 2 global business license. In August, 2005, we issued 480 million shares to shareholders of Actions Semiconductor (Mauritius) in consideration for 100% of its share capital. By incorporating our company in the Cayman Islands, we believe that we may have additional flexibility to pursue future business opportunities or financing alternatives.

Actions Semiconductor (Mauritius) was initially organized on November 21, 2001 as Cristo Capital Inc. to become the holding company of the semiconductor design operations we were establishing in Zhuhai, China. Cristo Capital Inc. changed its name to Actions Semiconductor Co., Ltd. on July 8, 2005. Actions Semiconductor (Mauritius) is the 100% shareholder of Actions Semiconductor Co., Ltd., a subsidiary incorporated on December 28, 2001 in Zhuhai, China, which we refer to as Actions Semiconductor (Zhuhai) or our PRC subsidiary. We conduct substantially all of our operations through Actions Semiconductor (Zhuhai).

As our scale of operations and revenues increased, we determined that it would be advantageous to establish a Hong Kong company through which to conduct some of our sales and customer service activities. In January 2004, Actions Semiconductor (Mauritius) acquired for consideration of HK$1.00 Actions Technology (HK) Company Limited, a trading company with limited ongoing operations incorporated in Hong Kong, through which we set up a sales and customer support center in Hong Kong. By making sales through our sales center in Hong Kong, we are able to utilize Hong Kong’s well developed and efficient customs and receiving and delivery infrastructure. In addition, certain of our customers may be able to reduce the amount of value-added taxes to which they are subject by making purchases through our Hong Kong subsidiary.

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries.

BUSINESS

Overview

We are one of China’s leading fabless semiconductor companies. We provide system-on-a-chip, or SoC, products and total solutions for the development and manufacture of personal media players.

Our total solutions include our SoCs, our solution development kits, as well as detailed specifications of other required components and the providers of those components. Our total solutions enable our customers to quickly introduce new personal media players, including MP3 players, to the mass market in a cost effective manner. MP3 player manufacturers and brand owners often rely on SoC platform providers such as ourselves and value added distributors to provide total solutions that enable them to accelerate their products’ time-to-market.

We believe that we have been able to build our business into a leading supplier of SoCs for MP3 players due to our total solutions that offer excellent functionality-to-price ratios, customer driven engineering, proximity and close working relationships with China-based manufacturers of MP3 players, and our ability to anticipate and react to market trends. We believe that our China-based operations also provide us with access to a highly educated engineering workforce and a competitive cost structure that has enabled us to achieve high levels of profitability.

Industry Background

Personal media players have recently emerged as one of the most popular new consumer electronics products, with dedicated audio MP3 players currently being the most popular product in this category. MP3 players offer significant advantages over traditional compact disc, or CD, and cassette players. These advantages include reduced size, the ability to hold a significantly greater number of songs, the ability to better manage music content and longer battery life. We believe that these advantages and the availability of digital audio and media files on the Internet will lead to the replacement of traditional CD and cassette players with MP3 players. This replacement is still in an early stage, thus leaving a great potential for future growth in sales of MP3 players over the next decade. MP3 players store compressed audio files on either flash memory or small hard-disk drives, or HDDs, and allow music playback using a wide range of industry audio compression technologies, the most popular of which include MPEG Audio Layer-3, or MP3, Microsoft’s Windows Media Audio, or WMA, Ogg Vorbis and Advanced Audio Coding, or AAC. Our SoCs for MP3 players support each of these compression technologies. Flash memory players are typically smaller, lower-cost, have lower power consumption and generally have a memory capacity of less than one gigabyte. HDD based MP3 players currently can have a memory capacity of up to 60 gigabytes.

The functionality of MP3 players is largely determined by the SoC controller. The SoC and memory components constitute a significant portion of the cost of MP3 players. In flash based MP3 players, the small size and cost considerations usually require the use of a highly integrated mixed-signal SoC that incorporates standard digital components such as a processor, embedded memory and peripheral connections as well as analog components including codec, power management and audio signal amplifiers.

According to IDC, the worldwide market for flash based and HDD based portable MP3 players is expected to grow from 38.9 million units in 2004 to 157.0 million units in 2009, representing a compound annual growth rate, or CAGR, of 32%. However, growth in emerging markets, including our primary market in China, is expected to outpace growth of the overall market for MP3 players. According to CCID Consulting, the MP3 player market in China is expected to grow at a CAGR of 37% from 2004 to 2009. According to IDC, the worldwide market for portable flash-based MP3 players is expected to grow from 26.4 million units in 2004 to 123.9 million units in 2009, a CAGR of 36% while the market for HDD based portable MP3 players is expected to grow from 12.5 million units in 2004 to 33.1 million units in 2009, a CAGR of 22%.

MP3 Player Design and Manufacturing Value Chain

The MP3 player industry, like many other segments of the consumer electronics industry, is increasingly centered in China. China-based manufacturers of MP3 players accounted for approximately 44% of global production volume in 2004 according to Gartner. The MP3 player market is highly fragmented and is characterized by a large number of manufacturers who offer a wide range of models. MP3 players manufactured by China-based manufacturers are often rebranded and sold across the world by importers, retailers, and consumer electronics companies. China’s low cost design and manufacturing capabilities are an increasingly important competitive advantage, as consumers increasingly demand more functionality at lower price in each successive generation of MP3 players. The MP3 player manufacturers and brand owners also increasingly rely on SoC platform providers and value added distributors to provide total solutions that enable them to accelerate their products’ time-to-market. The following chart illustrates the typical MP3 player design and manufacturing value chain:

Often, brand owners and contract manufacturers lack comprehensive in-house design capabilities required to address the market trend towards increased functionality and short product life cycles. Brand owners depend on value added distributors to work closely with an SoC platform provider to develop a total solution that can be easily incorporated into the brand owner’s finished product. Only a few SoC platform providers, such as us, have the capability to provide total solutions directly to the contract manufacturers and brand owners based on a standard reference design.

Several factors are driving demand for MP3 players:

•	Access to digital music and content is becoming easier and more affordable. Broadband and Wi-Fi penetration are increasing the use of the Internet as a method of accessing and distributing digital media content. Content distribution, which began as peer-to-peer file trading networks of millions of downloadable digitally compressed songs, has expanded to a number of music distribution services, such as Apple iTunes, Yahoo, Audible, MusicMatch, Napster, Rhapsody, Virgin, and Walmart Music. These services allow consumers to purchase and download digital audio files at an affordable price. As a result, there is a very large amount of music, audio books, educational materials and other audio content that can be easily purchased and downloaded to MP3 players. Other subscription services also provide consumers with access to an unlimited number of songs at a fixed cost.

•	Replacement of traditional portable audio players. While the market for traditional CD based portable audio players is still sizable, the replacement of portable CD players by MP3 players is expected to drive the growth of the MP3 player market. We are still in the early stages of a new technological standard in which music and video content are being digitized, compressed and stored. The adoption of this new technology standard, especially in the North American markets, has occurred at an unprecedented rate. We expect compressed digital audio, image and video to continue to be the medium of choice in the foreseeable future with potential for growth over the next decade.

•	MP3 functionality embedded in various consumer products. In addition to being a stand-alone device, MP3 player functionality is starting to be incorporated in other consumer products such as mobile phones, bluetooth earphones, eyewear and watches. Many younger consumers also view consumer electronics devices such as MP3 players as fashion accessories or toys and, accordingly, prefer customized and distinctive products. In addition, the low price points of MP3 players are also increasing their popularity as corporate promotional gift and souvenir items, and enabling many consumers to frequently replace their MP3 players with current, more fashionable or customizable models.

•

Increasing functionality and declining prices for portable storage.    We believe that as MP3 players evolve into fully featured personal media players, the addressable market will expand. Initially, MP3 players served the single purpose of music playback for a limited number of songs. As consumers amass larger digital media collections consisting not only of music, but also of images and video files, we expect that MP3 players will continue to evolve into feature-rich personal media players by incorporating the ability to capture, store and play digital photos and video. MP3 players are also becoming more affordable as the decline in flash memory prices is reducing the cost of flash based MP3 players while increased availability of smaller disk drives is reducing the cost of entry level HDD based MP3 players.

•	Strong economic growth in China and other emerging markets. Strong economic growth is increasing discretionary income levels in developing countries. At the same time, consumer electronics devices including MP3 players continue to become more affordable. This combination of increased discretionary income and more affordable products is driving rapid growth for consumer electronics products in China and other developing countries. The MP3 player market will also benefit from increased penetration of personal computers and broadband and Wi-Fi Internet access in emerging markets. Affordability is a key requirement in developing countries. In China, for example, the market is concentrated at lower priced personal media players, and primarily flash based MP3 players.

Trends and Characteristics

•	Consumer demand for variety of products at different price points. As consumers increasingly view MP3 players as fashion accessories, they demand customized and distinctive products. They are likely to be more sensitive to the design, size, price and the functionality of the MP3 player rather than the brand name. To succeed in this intensely competitive, quickly evolving market, brand owners have to constantly and rapidly introduce models with enhanced design and functionality. As brand owners introduce more models incorporating the latest technology, with varying functions, features and price points, across different markets and product segments, product development becomes more technologically challenging.

•	Improved performance and increased functionality with each generation of products. Consumers expect new product releases to have more capabilities than previous generations, including better graphic interfaces or video playback, and to operate for longer periods between battery charges. Improving performance with acceptable power consumption and a small design size is a constant challenge for brand owners.

•	Increased reliance by brand owners on total solutions. In order to differentiate their personal media players, brand owners must create unique product designs and features. Since it is generally time-consuming and cost-prohibitive to create an entirely new system for each new function added, brand owners are turning to SoC platform providers that not only can provide the required features and functions but that also have sufficient core competency to provide total, integrated solutions that deliver the correct combination of features, cost, processing speed and power consumption.

•	Emergence of China as a manufacturing center and major end market. China has emerged as both a key end market and as a global manufacturing center for MP3 players. In 2004, China accounted for approximately 44% of the global production volume for MP3 players and is projected to account for over 62% of the global production volume for MP3 players by 2009, according to Gartner.

Our Competitive Strengths

•	Ability to provide total solutions. Our total solutions accelerate our customers’ time to market and facilitate customers’ adoption of our products. Customers using our solutions avoid the time-consuming process of writing firmware and software. Our customizable firmware and software development tools allow our customers to rapidly add features, such as graphic interfaces and video playback, and to differentiate products based on our SoCs from products based on the SoCs of our principal competitors.

•	Excellent functionality-to-price. We believe that one of the key reasons for the success of our total solutions in the market has been our ability to offer the highest levels of functionality-to-price ratios in the industry. Our SoCs incorporate a wide range of advanced features such as digital rights management, 3D sound effects, digital camera functions, and video playback. As a result, we believe that by using our total solutions, MP3 player manufacturers can offer fully-featured MP3 players at competitive prices.

•	Mixed-signal integration expertise. Our mixed-signal integration expertise enables us to reduce the size and cost of our SoC products. For example, in our SoCs for MP3 players, we incorporate standard digital components such as a processor, embedded memory, certain peripheral connections such as a universal serial bus, or USB, interface, as well as analog components such as analog-to-digital and digital-to-analog converters and audio signal amplifiers. Because we are able to integrate several analog and digital components on the same integrated circuit, our customers avoid significant design challenges when they use our SoCs. By incorporating our SoCs our customers are able to reduce their overall materials cost and are able to produce smaller, lighter, more reliable and power-efficient MP3 players.

•	Close proximity to MP3 player manufacturers in China. We believe that as China has emerged as the global center for MP3 player manufacturing, our close proximity to China-based MP3 player manufacturers and brand owners gives us an advantage over competitors in the Americas and Europe. We believe that our close proximity to China-based MP3 player manufacturers enables us to strengthen our relationships with them by providing them with timely and comprehensive service and focused engineering support. MP3 player manufacturers rely extensively on platform providers like us to provide improved functionality and features, and tend to view us as a total solution provider rather than a component supplier. Our proximity to China-based MP3 player manufacturers also enables us to better identify market trends and align our product development efforts with these market trends.

•	Experienced team of engineers with strong core competency. Our team of engineers is highly trained academically and professionally. As of September 30, 2005, we had approximately 126 dedicated research and development engineers, of which 44, or 35%, had advanced degrees. Our research and development team includes 27 engineers from our technology service center and is supported by additional 12 engineers from the sales and marketing department. As of September 30, 2005, 153 of the 159 engineers that we have ever employed continue to be employed by us, representing a retention rate of 96.2%. The average industry experience of our engineers is approximately 6 years. As a result of their engineering expertise and our high retention rate, our engineers have detailed knowledge of our proprietary architecture, algorithms, integrated circuit design, firmware and software engineering, as well as knowledge of our customer’s specific requirements throughout the supply chain.

•	Cost-effective product development. We believe our focused and disciplined product development practices, coupled with our low-cost location in China, enables us to develop SoCs with comprehensive features at a lower cost than our competitors. The lower cost of development enables us to keep our products highly competitive and enables us to add additional features and functions in a timely manner to suit evolving market requirements. In addition, we expect the growing semiconductor foundry capacity in China to provide us with access to low cost silicon wafers.

Our Strategy

•	Expand and enhance our total solutions product portfolio. We believe our total solutions facilitate customers’ adoption of our SoC products and accelerate their time-to-market. We intend to leverage our core technical competencies that encompass system-level and applications knowledge, firmware and software development tools and mixed signal integration expertise to enhance and expand our total solutions product portfolio, which we believe will increase our sales and deepen customer loyalty.

•	Use our cost advantage to develop highly functional and competitively priced products. We intend to continue to produce products with a high functionality-to-price ratio, by offering products with features comparable to our competitors at lower prices, or by offering products with more features for a comparable price. While the consumer electronics industry is characterized by declining average selling prices, we have been able to limit average selling price decline by introducing new products with additional features and functions. We plan to continue to leverage our cost-effective product development capabilities to introduce new products in order to limit average selling price declines. In addition we believe a high functionality-to-price ratio will stimulate end market demand and increase our global market share.

•	Leverage our core technology and applications knowledge to develop products for the evolving personal media player market. The personal media player market has been characterized by rapidly changing technical standards and consumer preferences, as well as the development of new devices with MP3 player function, including toys, fashion accessories and corporate promotional gifts. We have built a core and stable team with deep expertise in key technologies applicable to personal media player products. We believe our technical capabilities and deep applications knowledge will provide us the flexibility to quickly and effectively introduce new products that address changing technical standards and consumer preferences.

•	Capitalize on our proximity to China-based MP3 player manufacturers. We intend to continue to develop our value added distributor and contract manufacturer customer base in China by providing timely and superior technical and sales service. Our proximity to these customers allows our field area engineers and research and development personnel to respond quickly to their requests. We also intend to leverage our proximity to the large end-product market to introduce products suited to the needs of the end users in Asia particularly in China.

Products and Technology

We provide a variety of solutions along the MP3 player design and manufacturing value chain. For most of our value added distributor customers and certain more sophisticated contract manufacturer and brand owner customers, we provide our system platform solution, which includes our SoCs and solution development kits. For less sophisticated customers, we provide our total solution, which includes our system platform solution as well as detailed specifications of other required components and providers of those components. Our total solution customers can assemble a complete MP3 player by utilizing our SoCs and solution development kits and following the directions included in our customization documents.

Our capability to provide total solutions is the result of our detailed knowledge of the manufacturing technology along the different points of the design and manufacturing value chain. By applying that knowledge, we can mix, match and recombine our solutions to fit the diverse needs of our customer base.

System-on-a-Chip (SoC)

Our SoCs are integrated circuits that incorporate a digital signal processor, a micro controller unit, embedded memory, codec, a power management unit and other components. Our SoCs are designed to be utilized for both flash memory based and HDD based personal media players with upgradeable firmware. SoCs for personal media players must address a range of requirements, including high performance, low cost, high levels of system integration and low power consumption. We utilize a compact system architecture that incorporates an optimized algorithm with an embedded task management system in order to maximize the cost efficiency of our SoCs and solutions. Further, this architecture reduces the size of our SoCs, and improves our SoCs’ power efficiency and functionality.

Our SoCs are manufactured using industry-standard, mixed-mode, complementary metal-oxide semiconductor, or CMOS, processes and are designed to help our customers lower the number of components required to manufacture their finished products and reduce their overall cost. Our SoCs are distinguished by our multi-voltage design that results in low noise and low power consumption. Further, they support audio encoders, digital rights management, USB and bluetooth connectivity and audio post-processing effects, such as equalization and stereo expansion, and also include on-chip memory, controllers for color liquid crystal display, and analog components, including digital to analog converters, phase lock loops and USB transceivers.

The following table summarizes the key features of our SoCs based on our current five series, eight series and nine series platforms:

Device	Introduction Date	Addressable Market	Available Functions	Supplementary Functions	Display	Battery Support	Battery Life(1)	Storage Media
ATJ 2085	April, 2004	Portable Media	• MP3, WMA, DRM 10 • FM Radio • Voice Recording	• USB 2.0 full speed • Data storage • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller	• 1x AA / 2x AA • Lithium Ion • Nickel Metal Hydride	20 hrs	• NAND Flash

ATJ 2089	July, 2004	Portable Media and Digital Camera	• MP3 encode and decode, WMA, OGG, DRM 10 • FM Radio • Voice Recording • CMOS Camera	• USB 2.0 full speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	• 1x AA / 2x AA • Lithium Ion • Nickel Metal Hydride	20 hrs	• NAND Flash • Nor Flash • HDD • SD/MMC

ATJ 2087	September, 2004	Portable Media	• MP3 encode and decode, WMA, OGG, DRM 10 • FM Radio • Voice Recording	• USB 2.0 full speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	• 1x AA / 2x AA • Lithium Ion • Nickel Metal Hydride	20 hrs	• NAND Flash • SD/MMC

ATJ 2051	September, 2004	Portable Media Gift Market	• MP3, WMA, Voice Recording	• USB 2.0 full speed • Data Storage • Data Encryption • Auto Run	• LED/LCM color display controller • Internal Segment LCD Driver	• 1x AA / 2x AA • Lithium Ion • Nickel metal Hydride	20 hrs	• NAND Flash

ATJ 2097	June, 2005	Portable Media	• MP3, WMA, OGG, DRM 10 • FM Radio • Voice Recording • Video Play	• USB 2.0 high speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	• 1x AA / 2x AA • Lithium Ion • Nickel Metal Hydride	17 hrs	• NAND Flash • AG-AND Flash • SD/MMC

(1)	Using a single AA battery. MP3 playback at medium volume level.

Solution Development Kits

Our solution development kits, or SDKs, include the embedded firmware code, software tools and documentation necessary to develop and mass produce MP3 players. Our firmware utilizes an embedded structure design with standard interface that allows our customers to pick and choose functionalities and add new device drivers, which in turn lowers their development complexity for new products and accelerates product time-to-market. Our manufacturing software tools also allow our customers to quickly mass produce their products based on our turnkey process. The principal features of our SDKs include the capability to:

•	enable high-quality audio, image and video playback and encoding through optimized implementation of digital media compression and decompression functions;

•	support a range of file types, audio, images, text and video through a flexible format management system;

•	support firmware upgrades that allow the addition of new features;

•	incorporate a standard library function such as MP3 decoder, WMA decoder, voice recorder, file system management and data storage functions;

•	actively scale the processor speed depending on required function at the time, resulting in lower power consumption; and

•	reduce the required data movement and associated power drain through advanced memory allocation techniques.

Total Solutions

We provide total solutions directly to contract manufacturers or brand owners, or indirectly to them through value added distributors. Our total solution includes our SoCs, SDKs and customization documents that include detailed specifications of other required components and providers of those components, which, together, allow those customers to assemble a complete MP3 player based on a standard reference design. Our total solution products enable our customers to minimize the time and effort associated with design, development and production of new products.

Energy Metering Products

Our energy measurement integrated circuits leverage our technology with fixed-function digital signal processors to perform the essential measurements in electrical energy meters. Energy meters based on digital signal processors, such as the products we produce, are capable of more accurate measurements and will likely replace the traditional energy meters that rely on stepper motors or microprocessors.

In 2004, our energy metering products accounted for 0.5% of our revenue. We expect that sales of energy metering products will increase as a percentage of our revenues over the next several years.

Semiconductor Product Testing Services

We provide semiconductor product testing services to our customer, Top Concept Technology Limited, when we have excess capacity in our semiconductor product testing equipment. In 2004, semiconductor product testing services provided to Top Concept accounted for 1.4% of our total revenue. However, we are only able to provide these services when our semiconductor product testing equipment is not fully utilized and we have excess capacity. As a result of our increased production of SoC products, we do not anticipate having meaningful levels of excess capacity in our testing operations, and therefore do not expect that semiconductor product testing services will contribute materially to our revenues in 2005 or beyond.

Customers and Sales

We sell our SoCs and provide system platforms and total solutions in China and world-wide through distribution arrangements and through our direct sales force to distributors, contract manufacturers and, in some instances, to brand owners. We sell our system platform solutions to value added distributors who in turn customize our system platform solutions into a total solution and sell that total solution to contract manufacturers or brand owners with manufacturing capability.

In some instances, we also provide our total solutions directly to the contract manufacturers or brand owners with manufacturing capability. In turn, the contract manufacturers and brand owners with manufacturing capability integrate our SoCs with the total solution provided by us or the value added distributors, and assemble it with other industrial design components into a complete MP3 player.

We do not typically enter into long-term contracts with our customers. Most of our value added distributor customers provide us each month with a three-month non-binding rolling forecast and typically place purchase orders one month before expected delivery, although such purchase orders are still subject to adjustments or cancellations by that customer. Our customers are generally invoiced at the time of delivery. We also provide limited credit terms for our key customers.

Though the substantial majority of our sales are made directly to value added distributors, we consider all members of the MP3 player design and manufacturing chain, including the brand owners and contract manufacturers, to be important customers as they may also be involved in the system design and the selection of the SoC platform provider. Brand owners and contract manufacturers often lack the comprehensive in-house design capabilities required to address the market trend towards increased end-user product functionality and short product life cycles and depend on value added distributors and SoC platform providers like us to provide total solutions.

Our most significant customers in terms of revenues in 2004 included Hong Kong Beta Power Tech, Jess Technology, MCU Power, Power Radio and Sino-Mos Electronic, all of which are value added distributors and collectively accounted for approximately 82% our revenues in 2004 and 78% of our revenues in the nine months ended September 30, 2005. The SoCs that we sold to these customers during these periods are incorporated in the personal media players of brand owners in China and globally. In 2004 and the nine months ended September 30, 2005, sales directly to brand owners accounted for approximately 2% and 3% of our SoCs sold, respectively.

Export sales to our customers located in Hong Kong accounted for approximately 96% and 97% of our revenue in 2004 and the nine months ended September 30, 2005, respectively. We anticipate that a significant majority of our revenue will continue to be represented by sales to customers in Hong Kong. A small amount of our products are sold to customers in the PRC, and exported to Taiwan.

Marketing

Our marketing group focuses its efforts on product strategy, new product introduction, demand assessment and competitive analysis. Our marketing group works closely with our value added distributor and contract manufacturer customers to better align our product development efforts with the requirements of the brand owner. We also hold product introduction seminars with our value added distributor, contract manufacturer and brand owner customers whenever we have a major breakthrough in product development. Our marketing group monitors our sales and the inventory levels of our customers to allocate our shipments. In addition, our marketing group collaborates with our customers in product development strategies and strategic marketing. We have been able to leverage our position at the beginning of the MP3 player design and manufacturing value chain to organize group purchases and negotiate volume discounts for our downstream customers who require other MP3 player components, such as flash memory, LCD drivers or OLED displays, to build their end-products. Our marketing group also coordinates our product development activities, product launches and ongoing demand and supply planning with our research and development department as well as with our brand owner customers.

As of September 30, 2005, we had a total of 12 direct sales and marketing employees, all of whom have a background in engineering, which enables them to better communicate with our customers and work with them in designing MP3 players to meet their changing demands.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The staff engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors. As of September 30, 2005, our technology service center employed 27 staff engineers, 21 of whom were located in Zhuhai and 6 of whom were located in Shenzhen.

Information Technology

We believe that we have a well developed information technology infrastructure. Our information technology system is based on Information Technology Infrastructure Library, or ITIL, which is one of the most widely accepted approaches to information technology service management. ITIL provides a cohesive set of international best practices, drawn from public and private sector companies. It is supported by a comprehensive qualifications scheme, accredited training organizations, and implementation and assessment tools. The best practice processes promoted in ITIL both support and are supported by the British Standards Institution’s Standard for IT Service Management (BS15000).

We base our information technology system on ITIL so that we can successfully data mine critical design and marketing information from our customers’ orders, our own research and development efforts and product delivery status. We believe our well developed information technology system is one of the key factors in allowing us to identify market trends and demands ahead of our competitors.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs, and to provide system platform and total solutions. We make continuous investment in our design technologies to improve design, fabrication and verification of our products. As of September 30, 2005, we had 153 research and development engineers who work closely with value added distributors, contract manufacturers and brand owners in adding new features and functions to our existing products or developing new products. Our research and development efforts during 2004 and the first half of 2005 focused principally on increasing the solutions and applications of our eight series products to enhance their appeal to our customers, and on the development and production of our newest nine series products. In addition to pursuing these efforts, we are currently focusing our research and development efforts on gaining know-how and intellectual property in the areas of advanced audio and video technology. Our continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and total solutions products while maintaining our competitive pricing structure.

However, we face challenges in our efforts to continuously improve the products we offer. Adding additional features to our SoCs requires us to develop greater technological expertise and will also require us to continue to migrate to smaller process geometry technologies. We cannot be certain that we will be able to design SoCs incorporating advanced video and audio features ahead of our competitors, or that the SoCs we develop will be accepted by our target customers. Please see “Risk Factors - Risks Related to Our Company - We may experience difficulties in transitioning to small process geometry technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yield, delays in product deliveries and increases expenses.”

Our research and development team is supported by engineers from our technology service center who are specialized in the customization of our products and providing total solutions to our customers. We plan to employ more engineers in 2005 and 2006 to meet the needs of our growing business.

As of September 30, 2005, 153 of the 159 engineers that we have ever employed continue to be employed by us, representing a retention rate of 96.2%. Due to our relatively high retention rate, our pool of engineers has detailed knowledge of our proprietary architecture, algorithms, integrated circuit designs, firmware and software engineering, as well as system-level knowledge of our customer’s manufacturing processes. Based on this expertise, our pool of engineers is capable of conducting direct circuit design in full lay-out. As a result, we believe our 0.25 micron SoCs are as efficient in terms of processing speed and power consumption as most of the 0.18 micron SoCs on the market. Since establishing our operations in December 2001, we have introduced 11 SoCs for MP3 players and seven SoCs for energy metering products.

We believe our highly qualified research and development team is a significant competitive advantage for our company. Our ability to adapt to changing customer requirements and evolving industry standards through the development of new and enhanced products is a significant factor in maintaining our competitive position and our prospects for growth.

We spent US$6.5 million in the nine months ended September 30, 2005, US$2.4 million in 2004, US$1.1 million in 2003 and US$344,000 in 2002 on research and development, which represented 6%, 4%, 20% and 251%, respectively, of our revenues in those respective periods.

Manufacturing

We design and develop our SoCs and electronically transfer our proprietary design to third-party foundries to process silicon wafers and produce the SoCs. Three outside foundries, Hejian Technology Company and Semiconductor Manufacturing International Corporation in China and United Microelectronics Corporation in Taiwan, currently manufacture almost all of our semiconductors. These foundries currently fabricate our devices using mature and stable 0.25 micron CMOS process technology. We regularly evaluate the benefits and feasibility, on a product by product basis, of migrating to smaller process geometries to reduce cost and improve performance. We also maintain relationships with other contract foundries to ensure we have alternative manufacturing capabilities.

Logistics

We manage much of our manufacturing logistics internally, including pre-production hardware testing, test program development, characterization and qualification testing, production scheduling, capacity planning, work-in-progress tracking, yield management, shipping logistics, supplier management and quality support functions, such as failure analysis.

Following processing, silicon wafers that are manufactured for our SoCs are either tested by us internally or by third party testing houses such as Global Advanced Packaging Technology and King Long Technology. Thereafter, these wafers are shipped to third-party packaging subcontractors such as Siliconware Technology and Nantong Fujitsu Micorelectronics, where they are sliced into individual die, and assembled into finished semiconductor packages and tested on site or returned to us for final product testing.

Testing

Our SoCs are designed to use low-cost, industry standard packages and to be tested with widely available automatic testing equipment. We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first hand knowledge of the manufacturing process. We conducted approximately 87% and 74% of the testing of our silicon wafers internally in 2004 and for the nine months ended September 30, 2005, respectively, and approximately 52% and 62% of the testing of our final SoC products internally in 2004 and for the nine months ended September 30, 2005, respectively.

Quality and Reliability Assurance

We have designed and implemented a quality management system that provides the framework for continual improvement of our products, processes and customer service. We apply established design rules and practices for CMOS devices through standard design, layout and testing processes. We also rely on in-depth simulation studies and practical application testing to validate and verify our SoCs. We strive to achieve best-in- class quality and reliability performance on all of our products through a systematic approach that emphasizes quality at every phase of product development and manufacturing. From initial design conception to fabrication, testing, and assembly, we strive to assure quality by fabrication and assembly process monitoring, materials inspections, wafer level reliability, testing, new product qualification testing, reliability monitoring of finished products. We emphasize a strong supplier quality management practice in which the independent suppliers that are used by our manufacturing logistics partners are pre-qualified by our operations and quality teams. We also require that the independent suppliers used by our manufacturing logistics partners have a quality management system, are certified to the ISO9000 standard and have an environmental management system certified to the ISO14000 standard. To ensure consistent product quality, reliability and yield, we work together with our contract manufacturers to closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry, testing house and assembly subcontractor.

Competition

The market for SoCs for MP3 players is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as Philips Semiconductor, PortalPlayer, Samsung, SigmaTel, Sunplus, Telechips and Texas Instruments. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include MP3 player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally which are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different than the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors, and that the functionality of our products meets or exceeds the functionality of chips produced by our competitors. Further, we believe that the location of our facilities in Zhuhai, China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

As MP3 players become a mass produced consumer item, consumers become more sensitive to the design, size, functionality and price of the devices they purchase. In turn, brand owners have responded by quickly introducing more models with varying price, functions and features, such as incorporating MP3 player functionality in mobile phones, eyewear, watches, bluetooth earphones or other fashion or gift items. As a result, we believe that the key competition for SoC platform providers like us will be in the design and manufacturing technology. To be successful, we must compete on the basis of:

•	ability to deliver comprehensive system platforms or total solutions that support a wide variety of industry standards;

•	design flexibility that allows customers to differentiate their products;

•	strong customer support that decreases the length of product design cycles and accelerates product time-to-market;

•	power efficiency that offsets the increased power requirements of color displays and graphic processing;

•	competitive pricing; and

•	intellectual property position and know-how.

We believe we are well positioned to compete in the design and manufacturing technology areas against our competitors because of our ability to provide total solutions to our customers that allow them to quickly roll-out new and differentiated products while reducing the overall system cost and size.

Intellectual Property

As of September 30, 2005, we have registered one trademark, one patent for utility model, nine proprietary rights for integrated circuit diagram designs and two computer software copyrights in China. In addition, as of September 30, 2005, we had filed seven trademark applications and 13 invention patent applications in China. Although we file patents to protect our inventions, our revenue is not dependent on any particular patent. We do not believe the expiration or loss of any particular patent would materially harm our business. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the protection we seek, if at all, or whether any patents we may receive will be challenged, invalidated or declared unenforceable. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages. For a description of regulation of intellectual property rights in China, see “Regulation — Intellectual Property Rights.”

We have entered into world-wide, non-exclusive, non-transferable, licensing agreements with respect to certain key technologies, including: MP3 digital compression technology from Thomson Multimedia for the life of the relevant patents based on a fee schedule with maximum quarterly and annual fee cap; WMA compression technology and digital rights management from Microsoft based on a one time payment for a term of five years commencing on September 1, 2005 and surround sound from SRS Labs, Inc. based on a fee schedule with minimum quarterly commitment for a term of three years commencing on March 1, 2005 and automatic renewal thereafter. We integrate these and other third-party software or other licensed technology into almost all of our products. In addition, we have licensed CPU core from MIPS Technologies based on a fee schedule for the life of the relevant technologies. We are currently engaged in research and development activities using MIPS CPU core, but do not currently produce or sell any SoC products using MIPS technology. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third-party licenses may not continue to be available to us on commercially reasonable terms or at all. Our inability to maintain any third-party licenses required in our current products, or obtain third-party licenses necessary to develop new products and product enhancements, could require us to obtain substitute technology at greater cost or of lower quality or performance standards.

Our success also depends on our other rights in proprietary technology. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patents, and we also typically enter into confidentiality agreements with our employees and consultants. Actions Semiconductor and the Actions Semiconductor logo are our registered trademarks. These trademarks remain valid while we continue to use and renew them. We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our platforms, technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality and licensing agreements, unauthorized parties may attempt to copy or otherwise obtain and use our platforms or technology. It is difficult to monitor unauthorized use of technology, particularly in China and other developing countries where the laws may not protect our proprietary rights as fully as laws in the United States. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property.

Third parties could infringe or misappropriate our patents, copyrights, trademarks and other proprietary rights. In addition, other parties may assert infringement claims against us or our customers. Although we do not believe our platforms infringe any patents, our platforms may be found to infringe one or more issued patents. In addition, because many pending patent applications in China, the United States and elsewhere are not publicly disclosed by the relevant patent and trademark offices until the application is published, there may be applications that relate to our platforms of which we have no knowledge. In addition to the dispute we have with SigmaTel as more fully described below under “— Legal Proceedings”, we may be subject to other legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. We may also be required to resort to litigation to enforce our intellectual property rights. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. This litigation could also require us to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement.

Employees

As of December 31, 2002, 2003 and 2004, we had 125, 158 and 200 full-time employees, respectively. As of September 30, 2005, we had 257 full-time employees, including 126 engineers in research and development, inclusive of 27 in our technology service center providing customer service, 12 in sales and marketing, 44 in general and administration and 48 in manufacturing and logistics. Of these full-time employees, 221 are located in Zhuhai, China, 12 are located in Shenzhen, China and four are located in Hong Kong. We have never had a work stoppage and none of our employees is covered by a collective bargaining agreement. We believe that relations with our employees are good.

We intend to adopt an equity incentive plan that is designed to assist us to attract and retain key employees, directors and consultants of outstanding ability and to motivate such employees, directors and consultants to exert their best efforts on our behalf by providing compensation and incentives through the granting of awards. In order to adopt this plan, we intend to seek the approval of our compensation committee and board of directors. We intend to adopt the plan following the receipt of such approvals and begin to grant awards under the plan beginning in 2006.

Property and Equipment

Our corporate headquarters are located in 15-1, No.1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, where we occupy approximately 38,124 square feet under a lease expiring on September 30, 2005. We intend to renew our lease when it expires. The local Zhuhai government previously provided us with a subsidy under our lease, but such subsidy was discontinued for all periods after September 2004. All of our semiconductor design operations are conducted at our corporate headquarters, including our semiconductor testing operations, and all of our testing equipment is located there. We also lease approximately 3,046 square feet in Shenzhen, China under a lease that expires on December 14, 2005, which serves as a part of our sales office and houses our technology service center. We lease approximately 1,303 square feet under a lease that expires on May 31, 2007 in Hong Kong which serves as our export trade office.

Key Achievements

We have been named by China Semiconductor Industry Association, or CSIA, as one of the top ten largest integrated circuit design enterprises in China for the year 2004. The CSIA bases its award primarily on semiconductor companies’ voluntary periodic reports to the CSIA of their sales revenue.

Legal Proceedings

On January 4, 2005, one of our main competitors, SigmaTel, Inc., filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against us and Sonic Impact Technologies, LLC. Sonic Impact is a brand owner who incorporated our ATJ2075 series SoC into their MP3 player. The complaint alleges that certain of our SoCs infringe SigmaTel’s U.S. patents and that Sonic Impact’s importation and incorporation of our SoC into their MP3 players and subsequent sale in the United States of such MP3 players also infringes SigmaTel’s patents. A settlement was reached between SigmaTel and Sonic Impact, but SigmaTel’s case against us has been stayed pending the final determination in the ITC proceedings.

Subsequently, SigmaTel filed complaints with the ITC alleging that we had infringed certain of SigmaTel’s U.S. patents in the design of our SoCs for MP3 players. SigmaTel’s complaints request that the ITC issue a permanent exclusion order that would prohibit the importation into the United States of our SoCs and MP3 players that contain our SoCs that are found to infringe SigmaTel’s U.S. patents. Further, SigmaTel has asked the ITC to issue a permanent cease and desist order to require that we discontinue sales in the United States of our SoCs that are found to infringe SigmaTel’s U.S. patents.

We have retained outside counsel and are vigorously participating in the defense against the allegations set forth in these proceedings. An evidentiary hearing in front of the administrative law judge handling the ITC proceedings is scheduled for late 2005.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Foreign Investment

Pursuant to the Foreign Investment Industrial Guidance Catalogue (the “Guidance Catalogue”) issued on November 30, 2004 and effective as of January 1, 2005 by the Ministry of Commerce and the State Development and Reform Commission (the “SDRC”), integrated circuit design and software development and production are classified as industrial sectors in which foreign investments are encouraged. The Guidance Catalogue does not exert any limitation of foreign ownership in the businesses of integrated circuit design and software development and production currently conducted by our PRC subsidiary.

Integrated Circuit Design and Software Development

Pursuant to the Several Policies on Encouragement of Development of Software and Integrated Circuit Industries promulgated by the State Council on June 25, 2000 and effective as of the same date (the “Encouragement Policies”), certified integrated circuit design enterprises are treated in the same manner as certified software enterprises and therefore enjoy various incentive polices available to the software enterprises under the Encouragement Policies, such as incentive policies relating to investment and financing, taxation, industrial technologies, exports, income distribution and protection of intellectual property rights. For example, certified integrated circuit design enterprises are exempt from enterprise income tax (“EIT”) for their first two years of profitable operations and entitled to a 50% reduction in their EIT for the following three years. They are also exempt from tariffs and import-related value added tax on their imported manufacturing equipment for self-use. The Export and Import Bank of China is required to provide credit support with preferential interest rates for such enterprises’ export businesses. Further, PRC government purchasers of relevant products are required to give preference to such enterprises.

Certification of integrated circuit design enterprises and products is governed by the Administration Measures on Certification of Integrated Circuit Design Enterprises and Products (the “IC Design Certification Measures”) issued by the Ministry of Information and Industry (the “MII”) and the State Administration of Taxation (the “SAT”) on March 7, 2002 and effective as of the same date. Pursuant to the IC Design Certification Measures, integrated circuit products are defined as integrated circuit design software and circuits (including products designed by Chinese companies that cannot be produced in China and should be processed by foreign companies) and integrated circuit design enterprises are defined as independent legal person entities established in China engaged in the design of integrated circuit products (including development of integrated circuit software). Pursuant to a joint notice regarding adjustment of administration of certification of integrated circuit design enterprises and products issued by the MII and the SAT effective as of July 1, 2004, applications for such certification are subject to preliminary review by certification organizations duly authorized by the MII. Final verification and approval must be given by the MII in accordance with the procedures and requirements set forth in the IC Design Certification Measures, and a copy of such approvals must be provided to the SAT. Our PRC Subsidiary was issued an integrated circuit design enterprise certificate on February 1, 2005, which will expire on February 1, 2006 and is renewable each year by passing its annual inspection.

Certification of software enterprises is governed by the Tentative Standards and Administrative Measures on Certification of Software Enterprises (the “Software Certification Measures”) issued by the MII, the Ministry of Education, the Ministry of Science and Technologies and the SAT on October 16, 2000 and effective as of the same date. Pursuant to the Software Certification Measures, software products are defined as software embedded in computer software, information systems or equipment provided to users or computer software provided in conjunction with the provision of computer information system integration or application services or other technical services. The MII is responsible for the nationwide administration of such certification, and relevant software industrial associations or other associations authorized by the MII are the certification organizations of software enterprises.

Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents, copyrights and other intellectual property rights. China has adhered to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to WTO in December 2001.

Integrated circuit diagram designs are specifically protected under the Protection Regulations for Integrated Circuit Diagram Design promulgated by the State Council on April 2, 2001 and effective as of October 1, 2001 and its Implementation Rules issued by the State Intellectual Property Office (the “SIPO”) on September 18, 2001 and effective as of October 1, 2001. Integrated circuit diagram designs are entitled to proprietary rights for a ten-year period upon registration with the SIPO.

Registered trademarks are protected under the Trademark Law amended by the Standing Committee of National People’s Congress (the “SCNPC”) on October 27, 2001 and effective as of December 1, 2001. Trademarks can be registered with the Trademark Office for renewable ten-year periods.

Registered patents are protected under the Patent Law amended by SCNPC on August 25, 2000 and effective as of July 1, 2001. Patents are divided into three categories, specifically inventions, utility models and exterior designs, which can be registered with the Patent Office. The protection period for inventions is 20 years, and the protection periods for utility models and exterior designs are 10 years.

The SCNPC amended the Copyright Law on October 27, 2001 and effective as of the same date, pursuant to which certain engineering and product designs and software are eligible for copyright protection. In addition, copyrights for computer software are specifically protected under the Protection Regulations issued by the State Council on December 20, 2001 and effective as of January 1, 2002. There is also a voluntary registration system for computer software copyrights, which is administered by the China Copyright Protection Center.

Foreign Currency Exchange

Pursuant to the Administrative Regulations on Foreign Exchange amended by the State Council on January 14, 1997 and effective as of the same date and various further regulations issued by the Sate Administration of Foreign exchange (the “SAFE”), Renminbi can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services. However, evidence in the form of contracts, invoices and in some cases government registration certificates, must be presented to the bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into Renminbi, or Renminbi into foreign currency, and remittance thereof into or out of China requires approval by SAFE or its local office.

Within China, all payments must be made in Renminbi. Unless otherwise approved, Chinese companies must repatriate foreign currency payments received from abroad into China. Foreign invested enterprises, such as our PRC subsidiary, are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises include the Wholly Foreign-owned Enterprise Law amended by SCNPC on October 31, 2000 and effective as of the same date, and its Implementing Rules amended by the State Council on April 12, 2001 and effective as of the same date.

Under these regulations, a foreign invested enterprise in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In particular, our PRC subsidiary, as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of the date of this document and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Kang, Byung-Jin (Peter)	56	Director, Chairman of the Board
Chiu, Tzu-Yin(1)	49	Director
Tien, Hui-Dong (Terry)(1)	46	Director
Lin, Yu-Hsin Casper(1)	59	Director
Li, Shao Chuan (Shawn)	37	Director and Chief Technology Officer
Hsiao, Paul	33	Director
Yeh, Nan-Horng	47	Chief Executive Officer
Lee, Hsiang-Wei (David)	46	Chief Financial Officer
Pai, Chih Kang (Jackey)	37	Head of Finance
Gong, Hui	38	General Manager — Manufacturing Department
Chen, Qiang	44	General Manager — Energy Metering Department

(1)	Member of each of the audit committee, compensation committee and nominations committee.

Kang, Byung-Jin (Peter) has served as our Chairman since September 2005. Mr. Kang has been the President of Namyoung Corporation of Korea since February 1987. Namyoung Corporation is the business agent for various integrated circuit design companies, including UMC, Realtek, Princeton Technology, Holtek Semiconductor and Inter Action Corporation. Mr. Kang holds a Bachelor of Business Economics degree from the International Trade Department of Hong-Ik University in Korea.

Chiu, Tzu-Yin has served as one of our directors since September 2005. Mr. Chiu served as a senior vice president of operations in Semiconductor Manufacturing International Corporation, a major foundry in China from January 2001 until July 2005, and also served as a fab director for Taiwan Semiconductor Manufacturing Company from 1996 to 2001 Mr. Chiu currently is a senior vice president and the Chief Operating Officer of Huahong International Corporation. Mr. Chiu holds a Ph.D. in Electrical Engineering from University of California at Berkeley and an EMBA from Columbia University.

Tien, Hui-Dong (Terry) has served as one of our directors since August 2005. Mr. Tien is also currently the general manager of each of Shanghai Sino-Century Assets Management Co., Ltd., an asset management company permitted to conduct high-tech investment activities in China. He is also a partner of Sino-Century Capital and Development Ltd., which is a Hong Kong based investment management company. Mr. Tien holds a Master in Business Administration degree from the New York University Graduate School of Business Administration and a Bachelor of Science degree in management from National Chiao Tung University in Taiwan.

Lin, Yu-Hsin Casper has served as one of our directors since August 2005. Mr. Lin also currently serves as the chairman and director of Memory Devices, Ltd., a memory module manufacturer. Previously, Mr. Lin was a director of Twinmos Tech. Inc., a network module manufacturer, and a director and the chief financial officer of United Microelectronics, a semiconductor wafer manufacturer. Mr. Lin holds a Master in Business Administration degree from Bloomsbury University of Pennsylvania and a Bachelor of Art degree from the accounting department of Soochow University in Taiwan.

Li, Shao Chuan (Shawn) has served as one of our directors since September 2005 and as our Chief Technology Officer since the establishment of our operations in December 2001. Before joining us, Mr. Li was the director of research and development at Zhuhai Arestek, Electronic Co., Ltd. Mr. Li holds a Master of Science degree in electrical engineering from Beijing Institute of Technology.

Hsiao, Paul has served as one of our directors since October 2005. Paul is a principal at New Enterprise Associates (NEA), a venture capital firm with $6 billion under management. Paul has been involved with numerous NEA semiconductor investments, including Spreadtrum Communications, a multimedia cellular semiconductor company, Atheros Communications, a wireless semiconductor company, and Telegent Systems, a mobile television semiconductor company. Paul holds a Master of Business Administration degree from Harvard Business School and a Bachelor of Science degree in mechanical engineering from Massachusetts Institute of Technology.

Yeh, Nan-Horng has served as our Chief Executive Officer since May 2005. Previously, Mr. Yeh served as a director and vice president of Realtek Semiconductor Corp. He also served as a director and the president of each of Globaltec Management Consulting Corp. and Globaltec Technology Partner I Venture Capital Corp. Mr. Yeh holds a Master in Business Administration degree from Washington University in St. Louis and a Bachelor of Science degree in transportation management from National Chiao Tung University in Taiwan.

Lee, Hsiang-Wei (David) has served as our Chief Financial Officer since August 2005. Mr. Lee also currently serves as the Managing Partner of Globaltec Investment Management Co., Ltd. and director of Pacific Sun Investment Management Co., Ltd. Previously, Mr. Lee was the CEO of ABN AMRO Asset Management (China), from 1995 to 2004 and the Chairman and CEO of ABN AMRO Asset Management’s Taiwan operations where he managed assets in the amount of US$3.5 billion. He was formerly the President of Ruentex International Holdings Ltd., a Taiwanese conglomerate, responsible for various investment activities in the Greater China region. Mr. Lee has more than 15 years of experience in corporate finance and investment management. Mr. Lee holds a Master of Business Administration degree from Duke University and a Bachelor of Science degree in biometrics from National Taiwan University.

Pai, Chih Kang (Jackey) has served as our Head of Finance since the establishment of our operations in December 2001. Prior to joining us, Mr. Pai served as the finance director of Enlight Corp. Mr. Pai holds a Bachelor of Science degree in business management from Tunghai University in Taiwan.

Gong, Hui has served as our General Manager of the Manufacturing Department since the establishment of our operations in December 2001. Prior to joining us, Mr. Gong served as the manager of the logistics department of Zhuhai Arestek, Electronic Co. Mr. Gong graduated from Hunan University in China with a Bachelor of Science degree in electrical engineering.

Chen, Qiang has served as the General Manager of our Energy Metering Department since the establishment of our operations in December 2001. Previously, Mr. Chen was a director of Tian Guang, a integrated circuit fabrication company. Mr. Chen holds a Bachelor of Science degree in electrical engineering from Xi’an Jiaotong University.

Board of Directors and Board Committees

Our board of directors currently consists of six members. Mr. Lin, Yu-Hsin Casper, Mr. Tien, Hui-Dong and Mr. Chiu, Teu-Yin will serve as independent board members on our audit committee, nominations committee and compensation committee. There are no family relationships between any of our executive officers and directors.

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominations committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent auditors. Mr. Lin, Yu-Hsin Casper is the Chairman of the audit committee.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers. Mr. Tien, Hui-Dong is the Chairman of the compensation committee.

The nominations committee of the board of directors identifies individuals qualified to become members of the board, consistent with criteria approved by the board and selects or recommends that the board select, the director nominees for the next annual shareholders’ meeting and recommends members of the board to the board for committee membership. Mr. Chiu, Tzu-Yin is the Chairman of the nominations committee.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and exercise the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. Holders of ADSs are not shareholders.

Terms of Directors and Officers

All of our current directors will hold office until the next annual general meeting of shareholders or until their successors have been duly elected and qualified. Thereafter, our directors will be elected as described under the heading “Description of Share Capital — Board of Directors.” Our officers are appointed by and serve at the discretion of our board of directors.

Compensation of Directors and Executive Officers

Our directors and senior management receive compensation in the form of salaries and annual bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director is entitled to receive an annual discretionary bonus of such amount as shall be determined by the board of directors. Additionally, our senior management and employees are entitled to receive an annual discretionary bonus based on their individual performance and our financial performance during the year in question.

The aggregate amount of salaries and bonuses paid by us to our directors and executive officers during the year ended December 31, 2004 was approximately US$95,434. None of our directors or executive officers have any employment or service contracts with us providing for benefits upon termination of employment.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law and our articles of association provide that we may indemnify our directors and officers acting in relation to any of our affairs against any liability incurred as a result of any act or failure to act in carrying out their functions other than such liability (if any) that may be incurred by the wilful neglect or default of any such persons. No such director or officer shall be liable to the company for any loss or damage in carrying out their functions unless that liability arises through the willful neglect or default of such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of November 1, 2005 and as adjusted to reflect the sale of ADSs offered by us in this offering, for each shareholder known by us to beneficially own 5% or more of our ordinary shares, all of our executive officers and directors as a group and each other selling shareholder who will participate in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, we have been notified by each of the entities named in the following table that its respective director has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. Percentage of beneficial ownership is based on 480,000,000 ordinary shares outstanding as of November 1, 2005, and 532,200,000 ordinary shares outstanding after completion of this offering. The percentages shown with respect to the shares being sold in this offering are based on a total of 25,800,000 ordinary shares to be sold by all selling shareholders named below (assuming no exercise of the over-allotment option).

The address of each of the selling shareholders listed below is: c/o Actions Semiconductor Co., Ltd. 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, Attn: Chief Financial Officer.

	Shares beneficially owned prior to offering		Shares being sold in this offering (assuming no exercise of the over-allotment option)		Shares beneficially owned after offering (assuming no exercise of the over- allotment option)
Name	Number	Percent	Number	Percent	Number	Percent
5% and above Shareholders:
Rich Dragon Consultants Limited(1)	49,262,336	10.26%	6,690,462	1.39%	42,571,874	8.00%
Tetrad Ventures Pte Ltd(2)	42,016,807	8.75%	—	—	42,016,807	7.89%

Subtotal	91,279,143	19.01%	6,690,462	1.39%	84,588,681	15.89%

Other Selling Shareholders:
Starlink Development Limited(3)	23,200,480	4.83%	2,271,425	0.47%	20,929,055	3.93%
Suffolk Dragon Ventures Limited(4)	14,400,000	3.00%	608,910	0.13%	13,791,090	2.59%
Winday Technology Development Limited(5)	13,608,960	2.84%	3,646,001	0.76%	9,962,959	1.87%
Meva Group Limited(6)	12,427,136	2.59%	2,443,619	0.51%	9,983,517	1.88%
Fineway Group Limited(7)	10,314,752	2.15%	5,058,628	1.05%	5,256,124	0.99%
Chinsola Enterprises Limited(8)	4,856,635	1.01%	2,611,520	0.54%	2,245,115	0.42%
Universal Charger Ventures Incorporated(9)	2,469,435	0.51%	2,469,435	0.51%	—	—

Subtotal	81,277,398	16.93%	19,109,538	3.98%	62,167,860	11.68%

All Selling Shareholders as a Group	130,539,734	27.19%	25,800,000	5.38%	104,739,734	19.68%

All current directors and executive officers as a group(10)	23,200,480	4.83%	2,271,425	0.47%	20,929,055	3.93%

(1)	Rich Dragon Consultants Limited is a British Virgin Islands international business company owned by a group of investors for investment purposes. Mr. Yau, Yau Yum is its sole director and majority shareholders.
(2)	Tetrad Ventures Pte Ltd. is a corporation organized under the laws of Singapore and a 100% owned subsidiary of The Government of Singapore Investment Corporation (Ventures) Pte Ltd., which in turn is a 100% owned subsidiary of the Minister of Finance (Incorporated). The Minister of Finance (Incorporated) is a Singapore corporation and a 100% owned subsidiary of The Government of Singapore. We have been advised by Tetrad Ventures Pte Ltd. that all investment and voting decisions relating to Tetrad’s ownership of our shares will be made by GIC Special Investments Pte Ltd, the private equity investment arm of Government of Singapore Investment Corporation Pte Ltd. through its seven member investment committee. GIC Special Investments Pte Ltd and Government of Singapore Investment Corporation Pte Ltd. are 100% owned subsidiaries of The Minister of Finance (Incorporated).
(3)	Starlink Development Limited is a British Virgin Islands international business company owned by two investors for investment purposes. Mr. Kang, Byung Jin, the Chairman of our Board of Directors, is its majority owner and sole director.
(4)	Suffolk Dragon Ventures Limited is a British Virgin Islands international business company owned by Mr. Yeh, Ming Han for investment purposes. Mr. Chang, Hong is its sole director.
(5)	Winday Technology Development Limited is a British Virgin Islands international business company owned by Mr. Hsieh, Hsieh Wen for investment purposes. Mr. Law, Weng Nee is its sole director.
(6)	Meva Group Limited is a British Virgin Islands international business company owned by Mr. Yeung, Chung for investment purposes. Mr. Yeung, Chung is also its sole director.
(7)	Fineway Group Limited is a British Virgin Islands international business company owned by Mr. So, Lai Wah for investment purposes. Mr. So, Lai Wah is also its sole director.
(8)	Chinsola Enterprises Limited is a British Virgin Islands international business company owned by Mr. Huang, Chih Wei for investment purposes. Mr. Sun, Cheng En is its sole director.
(9)	Universal Charger Ventures Incorporated is a British Virgin Islands international business company owned by Mr. Huang, Min Hui for investment purposes. Mr. Huang, Ming Hui is also its sole director.
(10)	Consists of shares held by Starlink Development Limited, for which Mr. Kang, Byung Jin, our Chairman, is the sole director. Does not include shares held by Surrey Glory Investments Limited, a British Virgin Islands international business company of which Mr. Li, Shao Chuan (Shawn), our Chief Technology Officer is a minority shareholder. Mr. Li is not a director of Surrey Glory.

Pursuant to a share purchase agreement entered into in August 2004 and amended in December 2004, Honorable Data, the sole registered shareholder of Actions Semiconductor (Mauritius) since its inception, transferred all of the shares it owned in Actions Semiconductor (Mauritius) for an aggregate purchase price of US$35,580,000 to 25 purchasers, consisting of companies owned by financial investors and four British Virgin Islands companies owned by our employees. Honorable Data was owned by a single shareholder who is not affiliated with any of our officers or directors. None of the companies owned by financial investors that purchased shares from Honorable Data are affiliates of our Company or have relationships with us other than their shareholdings. We believe that the price at which Honorable Data sold its shares was negotiated on an arm’s length bases between Honorable Data and the companies that purchased our shares. We did not receive any proceeds from that sale.

Certain of our employees formed British Virgin Islands companies for the sole purpose of making an investment in our Company. We did not advise our employees on the benefits, if any, of holding shares in us through BVI companies.

We were incorporated as an exempted company under the laws of the Cayman Islands on July 27, 2005 to hold the equity interests in Actions Semiconductor (Mauritius). In connection with our incorporation, the then 25 shareholders of Actions Semiconductor (Mauritius) transferred their respective interests representing the entire share capital of Actions Semiconductor (Mauritius) to us in consideration for 480 million newly-issued ordinary shares of our company. Following this transfer, we own 100% of the share capital of Actions Semiconductor (Mauritius) and the 25 shareholders, in aggregate, held 100% of our total outstanding shares including 8.09% of our total shares outstanding held by four British Virgin Islands companies on behalf of 47 of our employees.

Details of the ownership by our employees of our ordinary shares are provided in the following table:

Name of BVI Company	Director	Shares Beneficially Owned Prior to the Offering
		Number	Percent
Surrey Glory Investments Limited(1)	Zhao, Guang Min	17,549,440	3.66%
Cheshire Red Investments Limited(2)	Zhu, Wenge	10,977,664	2.29%
Cumbria Universal Corporation Limited(3)	Cai, Jian Yu	8,990,208	1.87%
Anglia Fortune Limited(4)	Luk, Wai Kwan	1,291,776	0.27%

		38,809,088	8.09%

(1)	Surrey Glory Investments Limited has six shareholders, all of whom are employees.
(2)	Cheshire Red Investments Limited has 20 shareholders, all of whom are employees.
(3)	Cumbria Universal Corporation Limited has 20 shareholders, all of whom are employees.
(4)	Anglia Fortune Limited has two shareholders, one of whom is our employee.

We have been notified by each of the entities named in the table above that its respective director has sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by it. Each of these sole directors is an employee of our company.

Sale of Our Shares

On September 2, 2005, certain of our shareholders entered into a share purchase agreement (the “Share Purchase Agreement”) for the sale and transfer of an aggregate of 115,113,930 of our issued and outstanding ordinary shares to 24 purchasers (the “Purchasers”) at a purchase price of US$0.833 per share, for an aggregate consideration of US$95,889,905. Among our shareholders that were parties to the Share Purchase Agreement was Starlink Development Limited, for which Mr. Kang, Byung Jin, the Chairman of our Board of Directors, is the sole director and majority shareholder. Starlink Development Limited sold 15,599,520 of our ordinary shares pursuant to the Share Purchase Agreement. We were also a party to the Share Purchase Agreement in order to make certain representations and warranties regarding the Company to the Purchasers. The purchase price for the shares is subject to post-closing adjustments based on the offering price of our ordinary shares in our initial public offering, the number of our ordinary shares outstanding on a fully-diluted basis as of the closing of our initial public offering, and our failure to complete our initial public offering by July 1, 2007. The maximum adjustment provided for under the Share Purchase Agreement is a reduction of the purchase price per share of 12.5%, and the sellers of our shares have placed approximately US$12.0 million into an escrow account pending determination of whether post-closing adjustments are required. No upward adjustment of the purchase price is provided for in the Share Purchase Agreement. The transactions contemplated under the Share Purchase Agreement were completed on September 9, 2005 (the “Closing Date”).

Shareholders Agreement

We, the Purchasers and our other shareholders of record on the Closing Date also entered into a shareholders agreement (the “Shareholders Agreement”) that became effective on the Closing Date. The Shareholders Agreement provides our shareholders with various rights, many of which will terminate upon the completion of our initial public offering.

The Shareholders Agreement provides that Purchasers holding forty percent or more of the then outstanding registrable securities may require us at any time prior to our initial public offering, or from time to time after the closing of our initial public offering, to register for public sale all or any portion of our ordinary shares issued or issuable to them in any jurisdiction in which we have completed a registered underwritten public offering (or, if we have not yet completed a registered underwritten public offering, then such request may be to effect such registration on the New York Stock Exchange, the NASDAQ National Market, or any other internationally recognized exchange that is approved by us) so long as the anticipated aggregate gross proceeds from such registration is reasonably determined by the managing underwriter and our board to be at least US$10,000,000.

Registrable securities include (i) our ordinary shares acquired by the Purchasers pursuant to the Share Purchase Agreement, (ii) any of our ordinary shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i), and (iii) our ordinary shares owned or hereafter acquired by Purchasers, excluding any such shares sold in a transaction in which the shareholders’ rights are not assigned in accordance with the Shareholders Agreement, and any registrable securities which are sold in an initial public offering or pursuant to Rule 144 promulgated under the Securities Act or analogous rule of another jurisdiction. Registrable securities shall cease to be registrable securities when a registration statement covering such registrable securities has been declared effective under the Securities Act by the United States Securities and Exchange Commission whether or not such registrable securities have been disposed of pursuant to such effective registration agreement. Furthermore, the registrable securities of a Purchaser shall not be deemed to be registrable securities at any time when the entire amount of such registrable securities proposed to be sold by such Purchaser in a single sale are or may be so distributed to the public pursuant to Rule 144 under the Securities Act in any three month period or any such registrable securities have been sold in a sale made pursuant to Rule 144 under the Securities Act.

In addition, if we propose to register for our own account any of our ordinary shares, or for the account of any holder of our ordinary shares (other than a Purchaser) any of such holder’s ordinary shares, in connection with the public offering of such securities solely for cash, the Purchasers may request us to use our reasonable best efforts to include in such proposed registration any of their registrable securities. We have no obligation to register any registrable securities in connection with a proposed registration (i) relating to sale of securities to participants in our share plan, if any, or (ii) relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act.

We will pay all expenses relating to any registration requested by the Purchasers pursuant to the Shareholders Agreement other than underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of registrable securities.

Our obligation to register ordinary shares terminates three years following the closing of our initial public offering, or as to any Purchaser, such earlier time at which all registrable securities held by such Purchaser (and any affiliate of the Purchaser with whom such Purchaser must aggregate its sales under Rule 144) can be sold in any three month period without registration in compliance with Rule 144 of the Securities Act.

Intel Letter Agreement

Notwithstanding the termination of information rights that we granted in the Shareholders Agreement to Intel Capital Corporation (“Intel”), one of the Purchasers, upon the closing of our initial public offering, we have agreed with Intel, pursuant to a letter agreement dated September 9, 2005, that for so long as Intel continues to hold at least 6,002,400 ordinary shares (as adjusted for share splits, combinations, recapitalizations, reclassifications and similar transactions), we will provide Intel with copies, promptly after filing, of all of our annual and periodic reports made available to our shareholders as well as all public reports, including any periodic, interim, or extraordinary reports, filed with the United States Securities and Exchange Commission or any other stock exchange or securities regulatory authority.

Other Shareholder Information

No shareholder has voting rights which are different from other shareholders.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly. We believe that we currently have four shareholders of record domiciled in the United States that hold an aggregate of 0.54% of our ordinary shares prior to this offering.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

We and/or the underwriters may, at the discretion of us and/or the underwriters, limit or deny the ability of any selling shareholder to sell its ordinary shares in this offering for failure to deliver requisite executed documents, including legal opinions, to us and/or the underwriters in form, substance and time acceptable to us and the underwriters. Any ordinary shares of a selling shareholder excluded from this offering for the reasons stated above may be reallocated, at the discretion of us and/or the underwriters, to other selling shareholders who have previously expressed an interest in selling an amount of ordinary shares in excess of the amount set forth next to their respective names in the table below.

DESCRIPTION OF SHARE CAPITAL

As of November 1, 2005, our authorized share capital consisted of 2.0 billion shares, par value 0.000001 per share, and there were 480 million ordinary shares issued and outstanding. All of our issued and outstanding shares are fully paid and non-assessable.

In August 2005, we issued 480 million ordinary shares of our company in consideration for 100% of the total outstanding shares of Action Semiconductor (Mauritius).

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies or the Immigration Board, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

The following are summaries of material terms and provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read the forms of our memorandum and articles of association, which will be filed as exhibits to our registration statement on Form F-1. For information on how to obtain copies of our memorandum and articles of association, see “Where You Can Find More Information.”

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Meetings

Subject to our articles of association, an annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 20 days’ notice in writing and any other extraordinary general meeting shall be called by not less than 20 days’ notice in writing. Notice of every general meeting will be given to all of our shareholders.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders (or their proxies) entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.

No business other than the appointment of a chairman of the meeting may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman of the meeting. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

Two of our members present in person or by proxy or corporate representative representing not less than one third in nominal value of our total issued voting shares shall be a quorum.

A corporation being a shareholder shall be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any rights or restrictions attached to any shares, at any general meeting every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or any other shareholder present in person or by proxy holding at least 10% in par value of the shares giving a right to attend and vote at the meeting.

Any ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, and make alterations of capital. See “— Alteration of Capital.” A special resolution is required for matters such as a change of name. See “— Modification of Rights.”

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting.

If a recognized clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issuance of new shares under either Cayman Islands law or our memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Law, divide among the shareholders in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholders shall be compelled to accept any asset upon which there is a liability. If the Company shall be wound up, and the assets available for distribution among the shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if winding up the assets available for distribution among the shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Law, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

•	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

•	by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum of Association or into shares without par value; and

•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve fund in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share without assigning any reasons therefor.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year.

Share Repurchase

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq National Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law and to our articles of association, in general meeting we may declare dividends in any currency, but no dividends shall exceed the amount recommended by our board of directors. No dividend may be declared or paid other than out of our profits and reserves lawfully available for distribution, including share premium.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, with respect to any shares not fully paid throughout the period in respect of which the dividend is paid, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to the directors to be justified by our profits. Our directors may also pay dividends semi-annually or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment. The board may also declare and pay special dividends as they think fit.

Our board of directors may retain any dividends or other monies payable on or in respect of a share upon which we have a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Our board of directors may also deduct from any dividend or other monies payable to any shareholder all sums of money, if any, presently payable by him or her to us on account of calls, installments or otherwise.

No dividend shall carry interest against us.

Whenever our board of directors or we in general meeting have resolved that a dividend be paid or declared on our share capital, the board of directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that those of our shareholders entitled thereto will be entitled to elect to receive such dividend, or part thereof, in cash in lieu of such allotment; or (b) that those of our shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. We may upon the recommendation of our board of directors by ordinary resolution resolve in respect of anyone particular dividend that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to our shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by check or warrant sent through the post addressed to the registered address of the shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of shareholders in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every check or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on our register of shareholders in respect of such shares, and shall be sent at his or their risk and the payment of any such check or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement there on has been forged.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the board of directors and shall revert to us.

Our board of directors may, with the sanction of the shareholders in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution our directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to our benefit, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to our board of directors.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

•	we have not during that time or before the expiry of the three-month period referred to in the last bullet under this section received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law;

•	during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the shareholder; and

•	Upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers (or, by electronic communication in the manner in which notices may be served by us by electronic means as provided in our articles of association), giving notice of its intention to sell these shares, and a period of three months has elapsed since such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of Directors

We are managed by a board of directors which currently consists of five members. Our articles of association provide that the board of directors shall consist of not more than eleven directors, including at least three independent directors.

The directors are divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. At the 2006 annual meeting of shareholders, all directors must stand for election. Class I Directors will be elected for a one-year term, Class II Directors for a two-year term and Class III Directors for a three-year term. At each succeeding annual meeting of shareholders beginning in 2007, successors to the class of directors whose terms expire at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred shares issued by the company have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships will be governed by the applicable terms of the articles of association and any certificate of designation creating such class or series of preferred share, and such directors so elected will not be divided into classes pursuant to the articles of association or considered part of such classes unless expressly provided by such terms.

Our shareholders may by special resolution at any time remove any director for negligence or other reasonable cause before the expiration of his period of office notwithstanding anything in the articles of association or in any agreement between us and such director, and may by ordinary resolution elect another person in his stead. Any person so elected will hold office during such term only as the director in whose place he is elected would have held the same if he had not been removed. Subject to our articles of association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy resulting from death, resignation, retirement, disqualification, removal from office or any other reason, but so that the total amount of directors (exclusive of alternate directors) must not at any time exceed the number fixed in accordance with the articles of association.

There are no share ownership qualifications for directors.

Meetings of our board of directors may be convened at any time deemed necessary by any members of our board of directors. Advance notice of a meeting is not required if all our directors are present or represented at the meeting concerned and consent to the holding of such meeting.

A meeting of our board of directors will be competent to make lawful and binding decisions if any two members of our board of directors are present or represented. At any meeting of our directors, each director, be it by his or her presence or by his or her alternate, is entitled to one vote. A director may vote in respect of any contract or transaction in which he is interested, provided, (a) such director must, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the Audit Committee.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Subject to the recommendation of our Compensation Committee, the remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Such remuneration shall be deemed to accrue from day to day. The directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the directors, or any committee of the directors, or general meetings of the company, or otherwise in connection with our business, or to receive a fixed allowance in respect thereof as may be determined by the directors from time to time, or a combination partly of one such method and partly the other.

Under Cayman Islands laws, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with the memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Issuance of Additional Ordinary Shares or Preferred Shares

Our articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. We have no immediate plans to issue any preferred shares.

Issuance of preferred shares may dilute the voting power of holders of ordinary shares. Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

The listing maintenance requirements of the Nasdaq National Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Differences in Corporate Law

The Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”) distinguishes between ordinary resident companies and exempted companies, and we are an exempted company with limited liability under the Companies Law. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The responsibilities of an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

The company has not registered as a limited duration company or a segregated portfolio company and could not do so without prior shareholder approval. The company has no intention to seek such shareholder approval.

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant provisions of the Companies Law applicable to us.

Duties of Directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Interested Directors

There are no provisions under Cayman Islands law that require a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Our articles of association provide that a quorum for a general meeting shall be two members present in person or by proxy or corporate representative provided, however, that in no case shall such quorum be less than one-third of the outstanding voting shares in the capital of the company. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote. Other than special resolutions, all resolutions shall be passed by a simple majority of those shares voted at a meeting at which a quorum is present.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Delaware law expressly authorizes stockholder derivative suits on the condition that the stockholder either held the stock at the time of the transaction of which the stockholder complains, or acquired the stock thereafter by operation of law and continues to hold it throughout the duration of the suit. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A plaintiff instituting a derivative suit is required to serve a demand on the corporation before bringing suit, unless such demand would be futile.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors, auditors and other officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Shareholder Proposals

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. Our articles of association provide that the directors shall on a members requisition forthwith proceed to convene an extraordinary general meeting of the company. A members requisition is a requisition of shareholders of the company holding at the date of deposit of the requisition not less than 10% in par value of the capital of the company as at that date carries the right of voting at general meetings of the company.

Approval of Corporate Matters by Written Consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association, and we have provided for a staggered board of directors in our articles of association. Pursuant to such provision, one-third of the current members of our board is required to stand for re-election each year.

Issuance of Preferred Stock

The Companies Law allows shares to be, issued with preferred, deferred or other special rights, whether in. regard to dividends, voting, return of share capital or otherwise. Our articles of association provide that the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, in one or more series, whether with regard to dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences or otherwise and to such persons, at such times and on such other terms as they think proper.

Anti-takeover Provisions

The Companies Law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred stock, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals. Our articles of association contain the following provisions which may be regarded as defensive measures: (i) a staggered board of directors and (ii) shareholders right to requisition a general meeting so that only the shareholders holding not less than 10% in par value of the capital of the company as at that date may requisition a general meeting.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares and their permitted transferees will be entitled to request that we register our ordinary shares held by them under the Securities Act.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be quoted on The Nasdaq National Market, we cannot assure you that a regular trading market will develop for the ADSs. There is no market for our ordinary shares and it is not presently expected that the ordinary shares will be listed on any exchange or that an active trading market in our ordinary shares will develop in the foreseeable future. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Upon completion of this offering, we will have outstanding 13,000,000 ADSs, representing approximately 14.7% of our ordinary shares (assuming no exercise of the overallotment option). All of the ADSs sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any ADSs that are purchased by any “affiliates” of our company as that term is defined in Rule 144 under the Securities Act. The remaining 454,200,000 ordinary shares held by existing shareholders and any ADSs held by our affiliates are “restricted securities” as that term is defined in Rule 144. Restricted securities may not be sold publicly unless they are registered under the Securities Act or sold pursuant to Rule 144 or another exemption from registration.

Lock-Up Agreements

Each of our officers, directors and shareholders will enter into the lock-up agreements described in “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year is entitled to sell within any three-month period a number of our ordinary shares that does not exceed the greater of the following:

•	1.0% of the number of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares and their permitted transferees will be entitled to request that we register our ordinary shares held by them under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in six ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and registered holders of ADSs on the books of the depositary. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to ADSs include the certificates and/or statements of ownership registered holders of ADSs will receive which reflect ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are a registered holder of ADSs. This description assumes you are a registered holder of ADSs. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of a registered holder of ADSs described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and exhibit thereto which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to registered holders of ADSs in proportion to their interests in the following manner:

•

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the registered holders of ADSs entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case registered holders of ADSs will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to registered holders of ADSs.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determined that any distribution described above is not practicable with respect to any specific registered holder of ADS, the depositary may choose any practicable method of distribution for such registered holder of ADS, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the registered holder of ADSs as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any registered holders of ADSs.

There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. Registered holders of ADSs thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue ADSs in the name or upon the order of the person entitled thereto. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. A registered holder of ADSs can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADS be issued.

How do registered holders of ADSs cancel their ADSs and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of ADSs that you request to be held through the depositary’s direct registration system, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the registered holders of ADSs who will be entitled (or obligated, as the case may be):

•	to receive a dividend or distribution,

•	to rights,

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

•	for the determination of the registered holders who will be responsible for the fee assessed by the depositary for administration of the ADS program and for any expenses as provided for in the deposit agreement and exhibit thereto,

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are a registered holder of ADSs and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the registered holders of ADSs of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as its contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by registered holders of ADSs any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to registered holders of ADSs, the depositary will mail copies of them, or, at its option, English translations or summaries of them to registered holders of ADSs.

Fees and Expenses

What fees and expenses will I be responsible for paying?

Registered holders of ADSs will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the registered holders of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per certificate or direct registration statement representing ADSs for transfers of certificated or direct registration ADSs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any Cash distribution made pursuant to the Deposit Agreement,

•	a fee of US$0.02 per ADS (or portion thereof) per year for services performed, by the depositary in administering our depositary receipt program (which fee shall be assessed against holders of ADSs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision),

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

Registered holders of ADSs must pay any tax or other governmental charge payable by the custodian or the depositary on any ADSs, deposited security or distribution. If a registered holder of ADSs owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the registered holder of ADSs remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the registered holders of ADSs entitled thereto.

By holding an ADS or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the terms of the ADSs;

(2)	distribute additional or amended ADSs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. Registered holders of ADSs will be given at least 30 days prior notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of registered holders of ADSs. If a registered holder of ADSs continues to hold an ADS or ADSs after being so notified, such registered holder of ADSs will be bound by such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the terms of the ADSs to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the terms of the ADSs at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the registered holders of ADSs at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to registered holders of ADSs who surrender their ADSs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the registered holders of ADSs who have not yet surrendered their ADSs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to registered holders of ADSs

Limits on our obligations and the obligations of the depositary; limits on liability to registered holders of ADSs and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation any ADSs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement and/or the exhibit thereto;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADSs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, the Cayman Islands, The People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADSs provides shall be done or performed by it or them (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADSs;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADSs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADSs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. There are currently no such disclosure requirements or limitations imposed by applicable laws of the Cayman Islands. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions. The provisions of our articles and of Cayman Islands law apply to direct and indirect holders of our securities. As a holder of ADRs or an interest therein, you will be subject to those provisions. See “Description of Share Capital” for a further description of provisions of Cayman Islands law applicable to ownership of our securities.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADS or ADSs;

•	effect a split-up or combination of ADSs;

•	deliver distributions on any such ADSs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADSs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADSs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADSs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement shall be deemed for all purposes to (a) be a party to and bound by the terms of the deposit agreement and the applicable ADS(s), and (b) appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADS(s), to adopt any and all procedures necessary to comply with applicable law and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADS(s), the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

TAXATION

Cayman Islands Taxation

The following discussion of the material Cayman Islands tax consequences of an investment in our ordinary shares or ADSs is directly based on the advice of Maples and Calder as to Cayman Islands law. However, it does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADS or of ordinary shares. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

The Company has obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from August 9, 2005, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operation and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of the estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures, or other obligations, or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

United States Federal Income Taxation

The following is a summary of the material United States federal tax consequences relating to the purchase, ownership, and disposition of the ordinary shares or ADSs. The information provided below is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of ordinary shares or ADSs could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the ordinary shares or ADSs.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions;

•	life insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	shareholders that actually or constructively hold 10% or more of the total combined voting power of all of the classes of our stock entitled to vote;

•	persons holding ordinary shares or ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax provisions of the Code; and

•	persons that have a “functional currency” other than the U.S. dollar.

This description generally applies to purchasers of the ordinary shares or ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of ordinary shares or ADSs should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is:

•	a citizen or resident of the U.S. for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the ordinary shares or ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares or ADSs that is a partnership and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of the ordinary shares or ADSs.

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder’s proportionate interest in the shares, a holder’s tax basis in the withdrawn shares will be the same as its tax basis in the ADSs surrendered in exchange therefor, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADSs.

If you are not a U.S. Holder, the following subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the U.S. Holder’s ordinary shares or ADSs, other than certain pro rata distributions of our shares, will be includible in the U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the U.S. Holder’s ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain.

If you are an individual U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2009 from a “qualified foreign corporation” will be taxable to you at a maximum tax rate of 15% provided that you meet certain holding period and other requirements. A non-United States corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on shares (or ADSs backed by such shares) which is readily tradable on an established securities market in the United States. There is currently no such tax treaty in effect between the United States and the Cayman Islands. We have applied to list the ADSs on The Nasdaq Stock Market’s National Market. Assuming the listing is approved, the ADSs are expected to be readily tradable on The Nasdaq Stock Market’s National Market, an established securities market in the United States.

Dividends paid with respect to our ordinary shares could cease to be qualified dividend income if our ordinary shares or ADSs are delisted from The Nasdaq National Market and do not subsequently become regularly traded on The Nasdaq SmallCap Market or other qualified exchange or market or if we are treated as a passive foreign investment company.

Dividends paid in Renminbi will be included in each U.S. Holder’s income as a U.S. dollar amount based on the spot rate in effect on the date that the U.S. Holder (or, in the case of a U.S. Holder of ADSs, the Depositary) receives the dividend, regardless of whether the payment is converted into U.S. dollars. If the U.S. Holder (or the Depositary) does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder (or the Depositary) later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute non-cash property as a dividend, the U.S. Holder will generally include in income an amount equal to the fair market value, in U.S. dollars, of the property on the date that it is distributed.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The rules relating to the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine the foreign tax credit implications of owning the ordinary shares or ADSs.

Taxation of Disposition of Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares or ADSs and the U.S. Holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. The gain or loss recognized generally will be capital gain or loss. Capital gain of an individual U.S. Holder that is recognized before January 1, 2009 generally is taxed at a maximum tax rate of 15% if the property giving rise to the capital gain is held for more than one year. The deductibility of capital loss is subject to limitations.

Any gain or loss that a U.S. Holder recognizes will generally be treated as United States source income or loss for purposes of foreign tax credit limitations, unless it is attributable to an office or other fixed place of business outside the U.S. and certain other conditions are met.

Passive Foreign Investment Company

A company is considered a passive foreign investment company, or PFIC, for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For the purpose of applying the income and asset tests described above, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation if we own, directly or indirectly, 25% or more (by value) of the stock of such corporation.

We believe we should not be classified as a PFIC, for U.S. federal income tax purposes, for the current year and do not anticipate becoming classified as a PFIC in future years. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of our ordinary shares or ADSs. If our total market value is less than anticipated or subsequently declines, we may be or become classified as a PFIC. Further, approximately 11% of our total ordinary shares and ADSs will be traded. We believe a valuation approach based on this trading should be reasonable. However, the U.S. Internal Revenue Service may challenge the valuation of our assets, including goodwill. In addition, the composition of our assets will be affected by how we spend our existing cash and the cash raised in this offering. Thus, it is possible that we may be or become classified as a PFIC in our current and in any future taxable year.

If we were to be classified as a PFIC in any taxable year, you would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, you may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the ordinary shares or ADSs and (ii) any “excess distribution” paid on ordinary shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become a PFIC. You are urged to consult your tax advisor regarding the potential tax consequences to you if we are or become a PFIC, as well as certain elections that may be available to you to mitigate such consequences.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares or ADSs unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In such cases, you generally will be taxed in the same manner as a U.S. Holder.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist. In the first case, the Non-U.S. Holder will be taxed in the same manner as a U.S. Holder. In the second case, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed such U.S.-source capital loss.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report interest and dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	The Cayman Islands has a less developed body of securities laws as compared to that of the United States and these securities laws provide significantly less protection to investors; and

•	The Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

Almost all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. We intend to appoint Corporation Service Company, 1133 Avenue of the Americas, Suite 3100, New York, NY 10036, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to the laws of the Cayman Islands, and Zhong Lun Law Firm, our counsel as to Chinese law, have advised us respectively that there is uncertainty as to whether the courts of the Cayman Islands or China respectively would:

(1)	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(2)	entertain original actions brought in the Cayman Islands or China respectively against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Jones Day. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Hong Kong. The validity of our ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to Chinese law will be passed upon for us by Zhong Lun Law Firm, Shanghai, China and for the underwriters by Haiwen & Partners, Beijing, China. Jones Day may rely upon Maples and Calder, with respect to matters governed by the laws of the Cayman Islands and upon Zhong Lun Law Firm, Shanghai, China with respect to matters governed by Chinese law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by the laws of the Cayman Islands and Haiwen & Partners, Beijing, China with respect to matters governed by Chinese law.

EXPERTS

The consolidated financial statements for the years ended and as of December 31, 2002, 2003 and 2004 included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Deloitte Touche Tohmatsu’s address is 26/F Wing On Centre, 111 Connaught Road, Central, Hong Kong.

The statements included in this document under the captions “Prospectus Summary — Actions Semiconductor Co., Ltd.;” “Risk Factors — Risks Related to Our Company;” “Risk Factors — Risks Related to Our Industry;” “Risk Factors — Risks Related to Doing Business in China;” “Management’s Discussion and Analysis of Financial Condition and Results of Operations;” “Regulation;” “Enforceability of Civil Liabilities;” and other sections of this document to the extent they constitute matters of Chinese law, have been reviewed and confirmed by Zhong Lun Law Firm, Shanghai, China, our PRC counsel, as experts in such matters, and are included herein in reliance upon such review and confirmation.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including relevant exhibits and schedules) on Form F-1 (No. 333-129208) under the Securities Act with respect to our ordinary shares to be sold in this offering. This document, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares and ADSs. Information regarding the contents of contracts or other documents described in this document is not necessarily complete and you should refer to the actual contracts and documents filed as exhibits to the registration statement for more detailed and complete information.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders, and our officers and directors will not be subject to the insider short-swing profit disclosure and recovery requirements of Section 16 of the Exchange Act. The registration statement, reports and other information so filed can be inspected and copied at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings, including the registration statement and other information may also be inspected at the offices of The Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

Our SEC filings will also be available to the public on the SEC’s Internet Web site at http://www.sec.gov.

We will furnish JPMorgan Chase Bank, N.A., the depositary referred to under “Description of American Depositary Shares” with annual reports in English. JPMorgan Chase Bank, N.A. has agreed that, at our request, it will distribution these reports to all registered holders of our ADSs. We will also furnish to JPMorgan Chase Bank, N.A. in English all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. JPMorgan Chase Bank, N.A. will arrange for the distribution of these documents to record holders of our ADSs, if we so request. Please see “Description of American Depositary Shares” for further details on the responsibilities of JPMorgan Chase Bank, N.A.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2005, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as the representative, the following respective numbers of our ADSs:

Underwriters	Number of ADSs
Credit Suisse First Boston LLC
CIBC World Markets Corp.
WR Hambrecht + Co, LLC

Total:

Credit Suisse First Boston LLC’s address is Eleven Madison Avenue, New York, New York 10010. The underwriting agreement provides that the underwriters are obligated to purchase all of the ADSs from us and the selling shareholders in this offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,950,000 additional ADSs from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over allotments of ADSs.

The total underwriting discounts and commissions paid to the underwriters will be             % of the total offering price of the ADSs. The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per ADS		Total
	Without over-allotment	With full exercise of over-allotment	Without over-allotment	With exercise of over-allotment
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$
Underwriting Discounts and Commissions paid by selling shareholders	US$	US$	US$	US$
Expenses payable by the selling shareholders	US$	US$	US$	US$

We estimate our out of pocket expenses for this offering will be approximately US$        . The underwriters have agreed to reimburse us for the expenses in connection with this offering up to an amount of US$        .

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date this document. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning in the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

All of our officers, directors and shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any of these transactions are to be settled by delivery of our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this document. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning in the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning in the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to have our ADSs quoted on The Nasdaq Stock Market’s National Market under the symbol “ACTS”.

Before this offering, there has been no public market for our ordinary shares or ADSs. The public offering price will be determined through negotiations among us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future sales;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of our ADSs in excess of the number of our ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of our ADSs over-allotted by the underwriters is not greater than the number of our ADSs that they may purchase in the over-allotment option. In a naked short position, the number of our ADSs involved is greater than the number of our ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing in the open market.

•

Syndicate covering transactions involve purchases of our ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of our ADSs to close out the short position, the underwriters will consider, among other things, the price of our ADSs available for purchase in the open market as compared to the price at which they may purchase our ADSs through the over-allotment option. If the underwriters sell more of our ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying our ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when our ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

The ADSs may not be offered to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which have been authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus within the meaning of the Prospectus Rules of the Financial Services Authority. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA would not apply to us if we were not an authorized person. In addition, all applicable provisions of the FSMA with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom, have been or will be complied with.

The ADSs may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 235 of 1948 as amended), or the Securities Exchange Law, and disclosure under the Securities Exchange Law has not been and will not be made with respect to the ADSs. Accordingly, the ADSs may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Cap. 289) of Singapore, or the Securities and Futures Act.

Accordingly the ADSs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such ADSs be circulated or distributed, whether directly or indirectly, to the public or any members of the public in Singapore other than: (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) pursuant to, and in accordance with the conditions of any other applicable provision of the Securities and Futures Act.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no ADSs has been offered to the public in that Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of ADSs may be made effective as of the relevant Implementation Date to the public in that Relevant Member State at any time (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (3) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an “offer of ADSs to the public” in relation to any ADSs in any relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/IEC and includes any relevant implementing measure in each Relevant Member States.

No action may be taken in any jurisdiction other that the would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons who receive this document are advised by us and the underwriters to inform themselves about, and to observe any restrictions as to, the offering and the ADSs and the distribution of this document.

A prospectus in electronic format will be made available on the Web sites maintained by one or more of the underwriters or selling group members, if any participating in this offering and one or more of the underwriters participating in this offering may distribute prospectus electronically. The representative may agree to allocate a number of ADSs to underwriters and securities dealers for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our ADSs in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our ADSs are made. Any resale of our ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our ADSs.

Representations of Purchasers

By purchasing our ADSs in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our ADSs without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “— Resale Restrictions.”

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this document during the period of distribution will have a statutory right of action for damages, or while still the owner of our ADSs, for rescission against us in the event that this document contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our ADSs. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our ADSs. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our ADSs as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in our ADSs in their particular circumstances and about the eligibility of our ADSs for investment by the purchaser under relevant Canadian legislation.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

U.S. Securities and Exchange Commission registration fee	US$	27,000
National Association of Securities Dealers filing fee		23,000
Nasdaq listing fee		100,000
Legal fees and expenses		1,000,000
Accounting fees and expenses		650,000
Printing fees		200,000
Other fees and expenses		500,000

Total	US$	2,500,000

All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the NASD filing fee.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2002, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2002, 2003 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal audit over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Actions Semiconductor Co., Ltd. and its subsidiaries as of December 31, 2002, 2003 and 2004, and the results of their operations and their cash flows for each of the three years ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Hong Kong

August 17, 2005

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) SEPTEMBER 30, 2005

(In thousands of U.S. dollars, except share and per share data)

	At December 31,			At September 30, 2005
	2002	2003	2004
				(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$793	$2,438	$32,013	$65,533
Restricted cash	—	—	—	2,475
Accounts receivable	137	10	3,529	5,460
Notes receivable	—	—	1,825	2,360
Inventories, net	138	1,069	5,018	5,801
Prepaid expenses and other current assets	42	660	1,328	2,160

Total current assets	1,110	4,177	43,713	83,789

Long-term investment	—	—	—	500
Rental deposits	8	16	24	11
Property, plant and equipment, net	456	646	1,411	2,116
Acquired intangible assets, net	6	25	14	1,247

TOTAL ASSETS	$1,580	$4,864	$45,162	$87,663

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$163	$548	$9,843	$5,593
Accrued expenses and other current liabilities	36	421	4,032	13,370
Short-term bank loan	—	—	—	2,371
Income tax payable	—	—	25	320

Total current liabilities	199	969	13,900	21,654

Other liabilities	—	—	145	99

Total liabilities	199	969	14,045	21,753

Commitments and contingencies (Note 14)
Shareholders’ equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorised 480,000,000 shares issued and outstanding in 2002, 2003, and 2004, and 480,000,000 shares (unaudited) at September 30, 2005	$—	$—	$—	$—
Additional paid-in capital	1,883	4,264	5,000	5,000
Accumulated other comprehensive income	—	—	1	1,091
(Accumulated deficit) retained earnings	(502)	(369)	26,116	59,819

Total shareholders’ equity	1,381	3,895	31,117	65,910

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,580	$4,864	$45,162	$87,663

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005

(In thousands of U.S. dollars, except share and per share data)

	Years ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Revenues:
System-on-a-chip products	$137	$4,319	$55,236	$23,057	$109,505
Semiconductor product testing services	—	1,242	2,021	2,013	218

Total net revenues	137	5,561	57,257	25,070	109,723

Cost of revenues:
System-on-a-chip products	(93)	(2,868)	(25,565)	(11,389)	(43,283)
Semiconductor product testing services	—	(793)	(1,575)	(1,571)	(56)

Total cost of revenues	(93)	(3,661)	(27,140)	(12,960)	(43,339)

Gross profit	44	1,900	30,117	12,110	66,384

Other income	113	118	128	103	955
Operating expenses:
Research and development	(344)	(1,139)	(2,400)	(1,613)	(6,501)
General and administrative	(242)	(331)	(769)	(440)	(5,935)
Selling and marketing	(72)	(417)	(594)	(334)	(1,484)

Total operating expenses	(658)	(1,887)	(3,763)	(2,387)	(13,920)

Income (loss) from operations	(501)	131	26,482	9,826	53,419
Interest income	—	2	28	20	580

Income (loss) before income taxes	(501)	133	26,510	9,846	53,999
Income taxes	—	—	(25)	—	(296)

Net income (loss)	$(501)	$133	$26,485	$9,846	$53,703

Net income (loss) per share:
Basic	$(0.001)	$—	$0.055	$0.021	$0.112

Dividend per share	$—	$—	$—	$—	$0.042

Shares used in computation:
Basic	480,000,000	480,000,000	480,000,000	480,000,000	480,000,000

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005

(In thousands of U.S. dollars, except share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	(Accumulated deficit) Retained earnings	Total shareholders’ equity	Comprehensive income (loss)
	Number	Amount
Balance at January 1, 2002	480,000,000	$—	$1	$—	$(1)	$—
Capital contribution	—	—	1,882	—	—	1,882	$—
Net loss	—	—	—	—	(501)	(501)	(501)

Balance at December 31, 2002	480,000,000	—	1,883	—	(502)	1,381	$(501)

Capital contribution	—	—	2,381	—	—	2,381	$—
Net income	—	—	—	—	133	133	133

Balance at December 31, 2003	480,000,000	—	4,264	—	(369)	3,895	$133

Capital contribution	—	—	736	—	—	736	$—
Foreign currency translation adjustments	—	—	—	1	—	1	1
Net income	—	—	—	—	26,485	26,485	26,485

Balance at December 31, 2004	480,000,000	—	5,000	1	26,116	31,117	$26,486

Foreign currency translation adjustments (unaudited)	—	—	—	1,090	—	1,090	$1,090
Net income (unaudited)	—	—	—	—	53,703	53,703	53,703
Dividend (unaudited)	—	—	—	—	(20,000)	(20,000)	—

Balance at September 30, 2005 (unaudited)	480,000,000	$—	$5,000	$1,091	$59,819	$65,910	$54,793

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Operating activities:
Net income (loss)	$(501)	$133	$26,485	$9,846	$53,703
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property, plant and equipment	45	133	224	146	324
Amortization of acquired intangible assets	2	5	11	9	131
Utilization of advance subsidy from local authorities of Zhuhai, the People’s Republic of China (the “PRC”)	—	—	—	—	(46)
Changes in operating assets and liabilities:
Accounts receivable	(137)	127	(3,519)	(3,856)	(1,931)
Notes receivable	—	—	(1,825)	—	(535)
Inventories, net	(138)	(931)	(3,949)	(1,669)	(783)
Prepaid expenses and other current assets	(42)	(618)	(664)	(1,358)	(819)
Accounts payable	163	385	9,295	453	(4,250)
Accrued expenses and other current liabilities	36	385	3,611	2,060	8,928
Income tax payable	—	—	25	—	295

Net cash provided by (used in) operating activities	(572)	(381)	29,694	5,631	55,017

Investing activities:
Purchase of long-term investment	—	—	—	—	(500)
Rental deposit paid	(8)	(8)	(8)	(8)	—
Purchase of property, plant and equipment	(501)	(323)	(989)	(616)	(1,029)
Purchase of acquired intangible assets	(8)	(24)	—	—	(954)
Increase in restricted cash	—	—	—	—	(2,475)

Cash used in investing activities	(517)	(355)	(997)	(624)	(4,958)

Financing activities:
Capital contribution	1,882	2,381	732	417	—
Proceeds from short-term bank loans	—	—	—	—	2,371
Advance subsidy from local authorities of Zhuhai, the PRC	—	—	145	—	—
Dividend paid	—	—	—	—	(20,000)

Cash provided by (used in) financing activities	1,882	2,381	877	417	(17,629)

Effect of exchange rate changes	—	—	1	1	1,090

Net increase in cash and cash equivalents	793	1,645	29,575	5,425	33,520
Cash and cash equivalents at the beginning of the period	—	793	2,438	2,438	32,013

Cash and cash equivalents at the end of the period	$793	$2,438	$32,013	$7,863	$65,533

Supplemental cash flow information:
Cash paid during the period for:
Interest paid	$—	$—	$—	$—	$46

Income taxes	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Actions Semiconductor Co., Ltd (“Actions Semiconductor Cayman Islands” or “the Company”) is a holding company incorporated in the Cayman Islands on July 27, 2005.

Another company, Actions Semiconductor Co., Ltd. (“Actions Semiconductor Mauritius”) was incorporated under the laws of Mauritius on November 21, 2001. On December 28, 2001, Actions Semiconductor Mauritius established a wholly-owned subsidiary in the People’s Republic of China (“PRC”) namely, Actions Semiconductor Co., Ltd (“Actions Semiconductor Zhuhai”).

On August 17, 2005, Actions Semiconductor Cayman Islands issued 480 million ordinary shares in exchange of the 3 million ordinary shares of Actions Semiconductors Mauritius. The shareholders of Actions Semiconductor Mauritius became the holders of 100% of the outstanding shares of Actions Semiconductor Cayman Islands in proportion to their interests in Actions Semiconductor Mauritius.

The exchange was accounted for as a reverse merger and the financial statements of Actions Semiconductor Cayman Islands presents the historical results, assets and liabilities of Actions Semiconductor Mauritius on the consummation of the reverse merger on the basis that Actions Semiconductor Mauritius was the accounting acquiror. Prior to the exchange, Actions Semiconductor Cayman Islands was a shell company which contained only insignificant amount of assets and no liabilities.

The accompanying financial statements include the financial statements of Actions Semiconductor Cayman Islands, Actions Semiconductor Mauritius and its wholly owned subsidiaries which consist of Actions Semiconductor Zhuhai and Actions Technology (HK) Company Limited (“Actions Technology”). Actions Semiconductor Cayman Islands and all of its subsidiaries are collectively referred to as the “Group”. Substantially all of the Group’s operations are conducted through Actions Semiconductor Zhuhai and Actions Technology.

The Group is principally engaged in the design and development of System-on-a-chip (“SoC”) products and total solutions for the development and manufacture of personal media players and the provision of testing solutions. The Group’s total solutions include SoCs, solution development kits and detailed specifications of other required components and identifies the providers of those components. The Group’s total solutions enable its customer to quickly introduce new personal media players, including MP3 players, which are portable audio players that play music files that have been compressed to a fraction of their size using any one of a number of audio compression technologies.

Unaudited interim financial information

The financial information with respect to the nine-month periods ended September 30, 2004 and 2005 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the nine-month period ended September 30, 2005 are not necessarily indicative of results to be expected for the full year.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. The significant accounting estimates, which have had an impact on the Group’s financial statements include revenue recognition, allowance for doubtful accounts, allowance for obsolete inventories, provision for litigation claims and useful lives of property, plant and equipment. The allowance for doubtful accounts and obsolete inventories have been insignificant.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Notes receivable

Notes receivable represent bank and commercial acceptance drafts that are arranged by our customers, through their financial institutions in order to settle their accounts payable to us. Such notes receivable are non-interest bearing and due within the arranged credit terms, which are typically 180 days or less.

Certain significant risks and uncertainties

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas, although this list is not intended to be exhaustive, could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows; changes in the overall demand for SoC for MP3 players and its total solutions; competition from other competitors; advances and trends in new technologies and industry standards; changes in certain strategic relationship or customer relationships; regulatory or other factors; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; competitive pressures in the form of new products or price reductions on current products; and changes in third party manufacturers.

Research and development costs

Research and development costs are expensed as incurred.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method.

Long-term investment

Long-term investment over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other than temporary decline in value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Property, plant and equipment, net

Property, plant and equipment, net are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Building	20 years
Leasehold improvements	Shorter of the lease terms or 3 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Plant and machinery	3 to 5 years

Acquired intangible assets, net

Acquired intangible assets, net consist of purchased software and licenses, have definite lives and are capitalized and amortized on a straight-line basis over their expected useful economic lives, which ranges between two to five years.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC government in Zhuhai by Actions Semiconductor Zhuhai. Cash subsidies are recognized as other income when received and when all the conditions for their receipt have been met. Cash subsidies recognized as income were $111, $111 and $115 for the years ended December 31, 2002, 2003 and 2004, respectively, and (unaudited) $103 and $250 for the nine months ended September 30, 2004 and 2005, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Advance subsidies received from the government have been recorded in other liabilities. A certain portion of such advance subsidies are repayable and another portion will be recognised as a reduction of interest expense when and if Actions Semiconductor Zhuhai incurs interest expense on bank borrowings (See note 11 for additional details).

Revenue recognition

The Group’s revenues are primarily derived from sale of SoC products and their total system solutions, which we design and develop, at our own expense. The Group recognizes revenue based on firm customer orders with fixed terms and conditions, including price net of discount, if any. The Group recognizes revenue when delivery has occurred and collectibility is determined to be reasonably assured. The Group also provides semiconductor product testing, and revenue is recognized when the services are rendered. The Group does not provide its customers with any price protection and only provides the right of return for defective goods in connection with its warranty policy. The costs of the Group’s warranty policy to-date have been insignificant.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards, and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Advertising costs

Advertising costs are expensed as incurred and are included in selling and marketing expenses. Total advertising expenses were approximately $13, $38 and $12 for the years ended December 31, 2002, 2003 and 2004 respectively, and (unaudited) $10 and $73 for the nine months ended September 30, 2004 and 2005 respectively.

Comprehensive (loss) income

Comprehensive (loss) income included foreign currency translation adjustments and is reported in the consolidated statements of shareholders’ equity.

Foreign currency translation

All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date.

Exchange differences are recorded in the consolidated statement of operation. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar, the reporting currency, are translated into U.S. dollars. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, accrued expenses, short-term bank loan and other current liabilities. The carrying values of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, accrued expenses, short-term bank loan and other current liabilities approximate their fair values due to their short-term maturities.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. As a result of the Group’s credit evaluation, combined with the Group’s success in collecting approximately 100% of its outstanding account receivables and notes receivables, there has been no allowance for doubtful accounts for the years ended December 31, 2002, 2003, 2004 and (unaudited) nine months ended September 30, 2005.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year/period. No diluted net income (loss) per ordinary share is presented since there is no additional dilution from stock issuable.

Recently issued accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year beginning January 1, 2006. The adoption of this statement is not expected to have a material effect on the Group’s financial position or results of operations.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred on or after June 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Group’s financial position or results of operations.

3.    RESTRICTED CASH

At September 30, 2005, the Group placed (unaudited) $2,475 on deposit with a bank in connection with a short-term loan granted to the Group.

4.    INVENTORIES, NET

Inventories, net consist of the following:

	At December 31,			At September 30, 2005
	2002	2003	2004
				(unaudited)
Raw material	$125	$309	$1,812	$3,444
Work in progress	8	286	2,230	758
Finished goods	5	474	976	1,599

	$138	$1,069	$5,018	$5,801

5.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	At December 31,			At September 30, 2005
	2002	2003	2004
				(unaudited)
Prepaid expenses	$12	$8	$42	$467
Value added tax refundable	26	608	1,181	900
Others	4	44	105	793

	$42	$660	$1,328	$2,160

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

6.    LONG-TERM INVESTMENT

As of September 30, 2005, the Company acquired 8% of equity interest in Hi-Trend Investment Holding Co., Ltd (“Hi-Trend”) for $500, which is accounted for as a cost method investment.

Hi-Trend is an integrated circuit design company that designs integrated circuit drivers for organic light emitting diode displays incorporated in portable electronic devices.

7.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,			At September 30, 2005
	2002	2003	2004
				(unaudited)
Property	$—	$38	$38	$39
Leasehold improvements	145	145	145	169
Furniture, fixtures and equipment	92	173	290	590
Motor vehicles	14	14	53	137
Plant and machinery	246	454	1,287	1,936
Construction in progress	4	—	—	—

Total	$501	$824	$1,813	$2,871
Less: Accumulated depreciation and amortization	(45)	(178)	(402)	(755)

Property, plant and equipment, net	$456	$646	$1,411	$2,116

8.    ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	At December 31,			At September 30, 2005
	2002	2003	2004
				(unaudited)
Cost:
Purchased software	$6	$15	$15	$346
Technology licenses	2	17	17	1,050

	8	32	32	1,396

Accumulated amortization:
Purchased software	(1)	(2)	(5)	(17)
Technology licenses	(1)	(5)	(13)	(132)

	(2)	(7)	(18)	(149)

Acquired intangible assets, net	$6	$25	$14	$1,247

The intangible assets of the Group mainly consist of purchased software which is used to support the administration of the business and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

The Group has recorded amortisation expense of $2, $5 and $11 for the years ended December 31, 2002, 2003 and 2004, respectively, (unaudited) $9 and $131 for the nine months ended September 30, 2004 and 2005 respectively. The Group expects to record amortization expense in the amount of $244, $458, $457, $219 and nil for the 2005, 2006, 2007, 2008 and 2009 fiscal years, respectively.

9.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	At December 31,			At September 30, 2005
	2002	2003	2004
				(unaudited)
Accrued wages	$22	$5	$18	$9
Accrued bonuses	—	—	—	5,400
Accrued legal and professional fees	—	—	—	2,955
Royalty fees payable	—	372	3,798	4,819
Others	14	44	216	187

	$36	$421	$4,032	$13,370

10.    SHORT-TERM BANK LOAN (UNAUDITED)

The bank loan at the period ended September 30, 2005 is unsecured and bears interest at 4.7% per annum and is repayable within one year.

11.    OTHER LIABILITIES

The local authorities in Zhuhai, the PRC, operate a government subsidy program which is intended to encourage companies to invest in the high technology industry in Zhuhai. In 2004, Actions Semiconductor Zhuhai was granted $145, of which, $36 is an unsecured, interest-free advance and is repayable in December 2006. The remaining interest-free advance of $109 is intended to subsidize Actions Semiconductor Zhuhai to cover interest expense on bank borrowings. As at September 30, 2005, (unaudited) $46 of such advance was utilized to cover interest expense on a short-term bank loan and has been recorded as other income in the consolidated statements of operations. Any unutilised amount is repayable in December 2006. The estimated fair value of the above advances based on quoted market rates was approximately $133 at December 31, 2004 and (unaudited) $93 at September 30, 2005.

12.    INCOME TAXES

The Company is a tax exempted company incorporated in Cayman Islands and is not subject to taxation under the current Cayman Islands law.

Under the current Mauritius law, Actions Semiconductor Mauritius’ income is not subject to taxation.

Actions Semiconductor Zhuhai is subject to a 30% foreign enterprise income tax (“FEIT”), and a 3% local income tax. However, Actions Semiconductor Zhuhai was established in the Zhuhai Special Economic Zone (“Economic Zone”) of China as a foreign investment enterprise and principally conducts its business operations

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

in this Economic Zone. Therefore, it is subject to the reduced FEIT rate of 15% and is exempt from FEIT for its first two years of profitable operations after offsetting prior years’ tax losses and is entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. In addition, Actions Semiconductor Zhuhai is exempt from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People’s Government of Guangdong Province issued in 1992.

As a result of such preferential tax treatments, Actions Semiconductor Zhuhai was exempt from FEIT in the year ended December 31, 2004, which was the first year Actions Semiconductor Zhuhai achieved profitable operations after offsetting prior years’ tax losses. It will also be exempt from FEIT for the year ending December 31, 2005. Thereafter, Actions Semiconductor Zhuhai expects to benefit from a 50% reduction of FEIT rate, which will be 7.5%, during each of three years ending December 31, 2006, 2007 and 2008.

According to the Notice on Tax Issues Concerning Implementation of the Decision of the CPC Central Committee and State Council on Strengthening Technical Innovation, Development of High Technology and Realization of Industrialization issued by the Ministry of Finance and the State Administration of Taxation, entities and individuals, including foreign invested enterprises and foreigners, are exempted from business tax arising from the revenue generated from technology transfer, technology development and relevant technical consultation and service. Therefore, Actions Semiconductor Zhuhai is also entitled to a business tax exemption relating to its income derived from any technology transfer agreement, which has been registered with relevant government authorities.

Actions Technology is subject to Hong Kong Profits Tax at a rate of 17.5%.

The principal components of tax effect of the temporary differences are as follows:

	Year ended December 31,			Nine months ended September 30, 2005
	2002	2003	2004
				(unaudited)
Deferred tax assets:
Expenditure deductible for tax purpose in future years (Note)	$15	$11	$580	$585
Net operating loss carry forwards	58	37	—	—
Depreciation and amortization	1	4	7	16

	$74	$52	$587	$601

Note:	Majority of the expenditure deductible for tax purpose in future years relates to royalty fees which become deductible for tax purpose in the year in which they are paid.

No deferred tax assets related to temporary differences of Actions Semiconductor Zhuhai for the years ended December 31, 2002, 2003 and 2004 and (unaudited) and for the nine months ended September 30, 2005 was recorded, as they are expected to reverse during the tax exemption period. There were no significant temporary differences attributable to Actions Technology for the year ended December 31, 2004 and for the nine months ended September 30, 2005.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

The Group did not have any deferred tax liabilities as of December 31, 2002, 2003 and 2004 and (unaudited) September 30, 2005.

Tax that would have been payable without the tax exemptions amounts to approximately $3,924 for the year ended December 31, 2004 and (unaudited) $1,439 and $7,607 for the nine months ended September 30, 2004 and 2005, respectively, representing a decrease in the basic earnings per share of $0.008 for the year ended December 31 2004 and (unaudited) $0.003 and $0.016 for the nine months ended September 30, 2004 and 2005, respectively.

A reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 15% to income (loss) before income taxes and actual provision for income taxes is as follows:

	Years ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Tax (benefit) provision at PRC enterprise income tax rate	$(75)	$20	$3,977	$1,477	$8,100
Expenses not deductible for tax purpose	1	2	3	16	26
Income not taxable for tax purposes	—	—	(2)	(14)	(259)
Deferred taxes which will expire during tax exemption period	74	—	—	—	—
Utilisation of deferred tax assets not recognised	—	(22)	(37)	(37)	—
Tax exemption granted to a PRC subsidiary	—	—	(3,924)	(1,439)	(7,607)
Effect of the different income tax rate in other jurisdiction	—	—	—	—	45
Other	—	—	8	(3)	(9)

	$—	$—	$25	$—	$296

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

13.    SEGMENT AND GEOGRAPHIC INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer. The Group does not specifically identify and allocate any assets by operating segment nor does management evaluate operating segment using discrete asset information. The chief operating decision maker makes use of gross profit margin of different products and services as the Group’s reporting segment since it is impractical to allocate operating expenses to each reporting segment when making decisions about allocating resources and assessing performance of the Group.

	Years ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Revenue:
MP3 SoC	$—	$3,285	$54,069	$22,125	$107,459
Energy metering SoC	—	15	308	222	1,161
TxRx SoC	137	1,019	859	710	885
Testing solutions	—	1,242	2,021	2,013	218

	$137	$5,561	$57,257	$25,070	$109,723

Gross profit:
MP3 SoC	$—	$1,146	$29,263	$11,353	$65,548
Energy metering SoC	—	8	195	143	645
TxRx SoC	44	297	213	172	29
Testing solutions	—	449	446	442	162

	$44	$1,900	$30,117	$12,110	$66,384

Geographic Information

The Group operates in China/Hong Kong and all of the Group’s long lived assets are located in China/Hong Kong and substantially all of our sales are made in China/Hong Kong.

14.    COMMITMENTS AND CONTINGENCIES

(a)    Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation. Rental expense under operating leases for the years ended December 31, 2002, 2003 and 2004 was $111, $123 and $161, respectively, and (unaudited) $123 and $87 for nine months ended September 30, 2004 and 2005, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2004 was $75, all of which expire in the year ending December 31, 2005.

(b)    Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2002, 2003 and 2004 was $3, Nil and $28, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

(c)    Royalty fee commitments

The Group has entered into certain royalty agreements for the use of certain technology knowhow (“Technology Knowhow”) used in the Group’s products. According to the agreements, the Group will pay a fixed amount of royalty for each of the Group’s products sold which make use of the Technology Knowhow. The Group’s royalty expense for the years ended December 31, 2002, 2003 and 2004 amounted to nil, $372 and $6,114, respectively, and (unaudited) $2,316 and $8,315 for the nine months ended September 30, 2004 and 2005, respectively.

In March 2005, the Group entered into a royalty agreement (“Agreement”) for the use of Technology Knowhow for a period of four years, effective from March 2005 (“Effective date”). According to the Agreement, the Group will pay a fixed amount of royalty fee for each of the Group’s products sold which make use of the Technology Knowhow and there is a minimum royalty fee commitment of $390 during the first twelve months from the Effective date. Alternatively, the Agreement also allows the Group to pay an amount of $1,300 for an unlimited use of the Technology Knowhow starting from twelve months from the Effective date. The Group’s royalty expense relating to this Agreement for the period ended September 30, 2005, amounted to (unaudited) $130.

(d)    Contingencies

On January 4, 2005, one of the Group’s main competitors, SigmaTel Inc. (“SigmaTel”), filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against the Group alleging infringement of certain of SigmaTel’s U.S. patents in the design of the Group’s SoCs for MP3 players.

Subsequently, SigmaTel filed a complaint with the U.S. International Trade Commission (“ITC”), which together with a later amendment, alleged that the Group had infringed certain of SigmaTel’s U.S. patents. SigmaTel’s complaints request that the ITC issue a permanent exclusion order that would prohibit the importation into the United States of the Group’s SoCs and MP3 players that contain the Group’s SoCs that are found to infringe SigmaTel’s U.S. patents. The Group has retained outside counsel and is vigorously participating in the defence against these allegations set forth in these proceedings. However, the Group cannot predict the outcome of the ITC’s proceedings and accordingly, the Group has not recorded any amounts in relation to this action.

15.    CUSTOMERS AND SUPPLIERS

The majority of the Group’s products are currently manufactured by two companies in the PRC. The Group does not have long-term agreements with any of its suppliers. A manufacturing disruption experienced by one or more of the Group’s two key suppliers would impact the production of the Group’s products for a substantial period of time, which could have a material adverse effect on its business, financial condition and results of operations.

The Group primarily sells to customers located in China/Hong Kong.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

The following table summarizes net revenues and accounts receivable for customers which accounted for 10% or more of the Group’s net revenues and accounts receivable:

	Net revenues
	Years ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Customer A	100%	75%	—	14%	—
Customer B	—	13%	—	—	—
Customer C	—	—	20%	18%	13%
Customer D	—	—	20%	20%	14%
Customer E	—	—	18%	16%	16%
Customer F	—	—	13%	—	26%
Customer G	—	—	11%	—	—

	100%	88%	82%	68%	69%

	Accounts receivable
	At December 31,			At September 30, 2004	At September 30, 2005
	2002	2003	2004
				(unaudited)	(unaudited)
Customer A	100%	95%	—	—	—
Customer C	—	—	24%	14%	16%
Customer D	—	—	18%	15%	16%
Customer E	—	—	—	41%	17%
Customer F	—	—	20%	—	21%
Customer G	—	—	13%	—	—
Customer H	—	—	—	18%	—

	100%	95%	75%	88%	70%

16.    EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Employees of the Group in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also defined contribution plan. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling. The total provisions for these employee benefits were $7, $72 and $128 for the years ended December 31, 2002, 2003, and 2004, respectively, and (unaudited) $94 and $120 for the nine months ended September 30, 2004 and 2005, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, 2004,

AND (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005 — (Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

17.    RELATED PARTY TRANSACTION

During the years ended December 31, 2002, 2003 and 2004, the Group has received capital contributions of $1,882, $2,381 and $736, respectively, from its shareholder.

18.    MAINLAND CHINA PROFIT APPROPRIATION

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiary in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary. These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2004, the balance of these reserves of Actions Semiconductor Zhuhai amounted to $3,914.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own wilful neglect or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.    Recent Sales of Unregistered Securities

On August 17, 2005, we issued 480 million ordinary shares in exchange for the 3 million outstanding ordinary shares of Actions Semiconductors (Mauritius) held on that date by 25 shareholders. The 25 shareholders of Actions Semiconductor (Mauritius) became the owners of 100% of the outstanding shares of Actions Semiconductor Cayman Islands in proportion to their interests in Actions Semiconductor (Mauritius), and we became the owner of 100% of the share capital of Actions Semiconductor (Mauritius).

Item 8.    Exhibits and Financial Statement Schedules

(a)  Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

EXHIBIT INDEX

Exhibit No.	Document
1.1	Form of Underwriting Agreement*

3.1	Form of Memorandum and Articles of Association of the Registrant#

4.1	Specimen Share Certificate of the Registrant#

4.2	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, as depositary, and owners and beneficial owners of the American Depositary Shares issued thereunder, including the form of American depositary receipt#

5.1	Form of Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares#

8.1	Form of U.S. tax opinion of Jones Day#

8.2	Form of Cayman Islands tax opinion of Maples and Calder (included in Exhibit 5.1)#

10.1	Shareholders Agreement by and among the Registrant and certain of its shareholders#

10.2	Share Purchase Agreement by and among the Registrant and certain of its shareholders#

21.1	Subsidiaries of the Registrant#

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of Maples and Calder (included in Exhibit 5.1)#

23.3	Consent of Zhong Lun Law Firm#

23.4	Consent of Jones Day (included in Exhibit 8.1)#

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Exhibit No.	Document

24.1	Power of Attorney (contained in the signature pages of the Registration Statement)#

*	To be filed by amendment.
#	Previously filed

(b)  Financial Statement Schedules

None

Item 9.    Undertakings

(1)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)	Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the U.S. Securities Act of 1933 and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1)	For purposes of determining any liability under the U.S. Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the issuer pursuant to Rule 424(b)(1) or (4) or 497(h) under the U.S. Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the U.S. Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Zhuhai, People’s Republic of China, on the fourth day of November, 2005.

ACTIONS SEMICONDUCTOR CO., LTD.

By:	/s/ Hsiang-Wei (David) Lee
Hsiang-Wei (David) Lee
Chief Financial Officer

Pursuant to the requirements of the U.S. Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Nan-Horng Yeh	Chief Executive Officer (principal executive officer)	November 4, 2005

/s/ Hsiang-Wei (David) Lee Hsiang-Wei (David) Lee	Chief Financial Officer (principal financial and accounting officer)	November 4, 2005

* Byung-Jin (Peter) Kang	Director	November 4, 2005

* Tzu-Yin Chiu	Director	November 4, 2005

* Hui-Dong (Terry) Tien	Director	November 4, 2005

* Yu-Hsin Casper Lin	Director	November 4, 2005

* Shao Chuan (Shawn) Li	Director	November 4, 2005

* Paul Hsiao	Director	November 4, 2005

* Donald J. Puglisi Title:Managing Director Puglisi& Associates	Authorized Representative in the United States	November 4, 2005

*By: /s/ Hsiang-Wei (David) Lee Hsiang-Wei (David) Lee Pursuant to Powers of Attorney previously filed with the Securities and Exchange Commission

II-3